                                                             File No. 333-124509
                                                             File No. 811-21481
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]
          Pre-Effective Amendment No.    1                                   [X]
          Post-Effective Amendment No. _____                                 [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940              [ ]
                        Amendment No.    4                                   [X]

                        (Check appropriate box or boxes)

                        SBL VARIABLE ANNUITY ACCOUNT XVII

                           (Exact Name of Registrant)

                     Security Benefit Life Insurance Company
                               (Name of Depositor)

              One Security Benefit Place, Topeka, Kansas 66636-0001 (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, Including Area Code:
                                 (785) 438-3000

                     Name of Agent for Service for Process:

                     Amy J. Lee, Associate General Counsel
                     Security Benefit Life Insurance Company
                     One Security Benefit Place
                     Topeka, KS 66636-0001

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration.

It is proposed that this filing will become effective:

[ ]   immediately upon filing pursuant to paragraph (b) of Rule 485

[ ]   on May 1, 2005, pursuant to paragraph (b) of Rule 485

[ ]   60 days after filing pursuant to paragraph (a)(1) of Rule 485

[ ]   on May 1, 2005, pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

[ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of securities being registered: Interests in a separate account under individual flexible premium deferred variable annuity contracts.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                                   PROSPECTUS


                            THIRDFEDVARIABLE ANNUITY


_____ __, 2005

                                Important Privacy
                                Notice Included

                                 See Back Cover

                SECURITY DISTRIBUTORS, INC.
[LOGO]          A Member of The Security Benefit
                Group of Companies

                            THIRDFED VARIABLE ANNUITY

                      INDIVIDUAL FLEXIBLE PURCHASE PAYMENT
                       DEFERRED VARIABLE ANNUITY CONTRACT

             ISSUED BY:                                     MAILING ADDRESS:
SECURITY BENEFIT LIFE INSURANCE COMPANY         SECURITY BENEFIT LIFE INSURANCE COMPANY
ONE SECURITY BENEFIT PLACE                      P.O. BOX 750497
TOPEKA, KANSAS 66636-0001                       TOPEKA, KANSAS 66675-0497
1-800-888-2461

      This Prospectus describes a flexible purchase payment deferred variable annuity contract (the "Contract") offered by Security Benefit Life Insurance Company (the "Company"). The Contract is available for individuals as a non-tax qualified retirement plan. The Contract is also available for individuals in connection with a retirement plan qualified under Section 403(b), 408, or 408A of the Internal Revenue Code. The Contract is designed to give you flexibility in planning for retirement and other financial goals.


      You may allocate your Purchase Payments and Contract Value to one or more of the Subaccounts that comprise a separate account of the Company called SBL Variable Annuity Account XVII or to the Fixed Account. Each Subaccount invests in a corresponding mutual fund (the "Underlying Fund"). The Subaccounts currently available under the Contract are:


-     MFS VIT Total Return

-     Oppenheimer Balanced/VA

-     PIMCO VIT All Asset

-     SBL Managed Asset Allocation

-     SBL Money Market

-     Van Kampen UIF Equity and Income

      Amounts that you allocate to the Subaccounts under the Contract will vary based on investment performance of the Subaccounts. To the extent that you allocate Contract Value to the Subaccounts, the Company does not guarantee any amount of Contract Value.

      Amounts that you allocate to the Fixed Account earn interest at rates that are paid by the Company as described in "The Fixed Account." Contract Value allocated to the Fixed Account is guaranteed by the Company. Withdrawals from the Fixed Account may be subject to a market value adjustment.

      When you are ready to receive annuity payments, the Contract provides several options for annuity payments. See "Annuity Options."

      This Prospectus concisely sets forth information about the Contract and the Separate Account that you should know before purchasing the Contract. The "Statement of Additional Information," dated ______ __, 2005, which has been filed with the Securities and Exchange Commission ("SEC"), contains certain additional information. The Statement of Additional Information, as it may be supplemented from time to time, is incorporated by reference into this Prospectus and is available at no charge, by writing the Company at One Security Benefit Place, Topeka, Kansas 66636 or by calling 1-800-888-2461. The table of contents of the Statement of Additional Information is set forth on page 41 of this Prospectus.

      The SEC maintains a web site (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference and other information regarding companies that file electronically with the SEC.

      THE CONTRACT IS NOT A DEPOSIT OF A BANK AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. THE VALUE OF YOUR CONTRACT CAN GO UP AND DOWN AND YOU COULD LOSE MONEY.

      THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      THIS PROSPECTUS IS ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE UNDERLYING FUNDS. YOU SHOULD READ THE PROSPECTUSES CAREFULLY AND RETAIN THEM FOR FUTURE REFERENCE.


      EXPENSES FOR THIS CONTRACT MAY BE HIGHER THAN EXPENSES FOR A CONTRACT WITHOUT A BONUS CREDIT. THE AMOUNT OF BONUS CREDIT MAY BE MORE THAN OFFSET BY ANY ADDITIONAL FEES AND CHARGES.


DATE:  ______ __, 2005

   The variable annuity covered by this Prospectus is the subject of a pending patent application in the United States Patent and Trademark Office.

                                TABLE OF CONTENTS


                                                         Page

DEFINITIONS............................................    4

SUMMARY................................................    4
   Purpose of the Contract.............................    4
   The Separate Account and the Funds..................    4
   Fixed Account.......................................    4
   Purchase Payments...................................    4
   Contract Benefits...................................    4
   Optional Riders.....................................    4
   Free-Look Right.....................................    4
   Charges and Deductions..............................    5
   Tax-Free Exchanges..................................    6
   Contacting the Company..............................    6

EXPENSE TABLE..........................................    7
   Contract Owner Transaction Expenses.................    7
   Periodic Expenses...................................    7
   Optional Rider Expenses.............................    7
   Example.............................................    8

CONDENSED FINANCIAL INFORMATION........................    9

INFORMATION ABOUT THE COMPANY, THE SEPARATE ACCOUNT,
   AND THE FUNDS.......................................    9
   Security Benefit Life Insurance Company.............    9
   Published Ratings...................................    9
   Separate Account....................................    9
   Underlying Funds....................................   10

THE CONTRACT...........................................   11
   General.............................................   11
   Application for a Contract..........................   11
   Optional Riders.....................................   11
   Five-Year Guaranteed Minimum Accumulation Benefit...   12
   Ten-Year Guaranteed Minimum Accumulation Benefit....   13
   Purchase Payments...................................   14
   Allocation of Purchase Payments.....................   14
   Automatic Bonus Credit..............................   14
   Dollar Cost Averaging Option........................   15
   Asset Reallocation Option...........................   16
   Transfers of Contract Value.........................   16
   Contract Value......................................   18
   Determination of Contract Value.....................   18
   Cut-Off Times.......................................   19
   Full and Partial Withdrawals........................   19
   Systematic Withdrawals..............................   20
   Free-Look Right.....................................   21
   Death Benefit.......................................   21
   Distribution Requirements...........................   21
   Death of the Annuitant..............................   21

CHARGES AND DEDUCTIONS.................................   22
   Contingent Deferred Sales Charge....................   22
   Mortality and Expense Risk Charge...................   23
   Administration Charge...............................   23
   Market Value Adjustment.............................   23
   Premium Tax Charge..................................   23
   Other Charges.......................................   23
   Variations in Charges...............................   23
   Optional Rider Charges..............................   23
   Guarantee of Certain Charges........................   24
   Underlying Fund Expenses............................   24

ANNUITY PERIOD.........................................   24
   General.............................................   24
   Annuity Options.....................................   25
   Selection of an Option..............................   27

THE FIXED ACCOUNT......................................   27
   Interest............................................   27
   DCA Plus Account....................................   28
   Death Benefit.......................................   28
   Contract Charges....................................   28
   Withdrawals from the Fixed Account..................   28
   Payments from the Fixed Account.....................   29

MORE ABOUT THE CONTRACT................................   29
   Ownership...........................................   29
   Designation and Change of Beneficiary...............   29
   Dividends...........................................   29
   Payments from the Separate Account..................   29
   Proof of Age and Survival...........................   30
   Misstatements.......................................   30
   Restrictions on Withdrawals from Qualified Plans....   30

FEDERAL TAX MATTERS....................................   30
   Introduction........................................   30
   Tax Status of the Company and the Separate Account..   31
   Income Taxation of Annuities in General --
     Non-Qualified Plans...............................   32
   Additional Considerations...........................   32
   Qualified Plans.....................................   33

OTHER INFORMATION......................................   36
   Voting of Underlying Fund Shares....................   36
   Substitution of Investments.........................   36
   Changes to Comply with Law and Amendments...........   37
   Reports to Owners...................................   37
   Electronic Privileges...............................   37
   State Variations....................................   38
   Legal Proceedings...................................   38
   Legal Matters.......................................   38
   Sale of the Contract................................   38

PERFORMANCE INFORMATION................................   39

ADDITIONAL INFORMATION.................................   40
   Registration Statement..............................   40
   Financial Statements................................   40

TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL
   INFORMATION.........................................   40

OBJECTIVES FOR UNDERLYING FUNDS........................   41


YOU MAY NOT BE ABLE TO PURCHASE THE CONTRACT IN YOUR STATE. YOU SHOULD NOT CONSIDER THIS PROSPECTUS TO BE AN OFFERING IF THE CONTRACT MAY NOT BE LAWFULLY OFFERED IN YOUR STATE. YOU SHOULD ONLY RELY UPON INFORMATION CONTAINED IN THIS PROSPECTUS OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

DEFINITIONS

      Various terms commonly used in this Prospectus are defined as follows:
ACCUMULATION UNIT -- A unit of measure used to calculate Contract Value.

      ADMINISTRATIVE OFFICE -- The Annuity Administration Department of the Company, P.O. Box 750497, Topeka, Kansas 66675-0497.

      ANNUITANT -- The person that you designate on whose life annuity payments may be determined. If you designate Joint Annuitants, "Annuitant" means both Annuitants unless otherwise stated.

      ANNUITY -- A series of periodic income payments made by the Company to an Annuitant, Joint Annuitant, or Beneficiary during the period specified in the Annuity Option.

      ANNUITY OPTIONS -- Options under the Contract that prescribe the provisions under which a series of annuity payments are made.

      ANNUITY PERIOD -- The period beginning on the Annuity Start Date during which annuity payments are made.

      ANNUITY START DATE -- The date when annuity payments begin as elected by the Owner.

      ANNUITY UNIT -- A unit of measure used to calculate variable annuity payments under Options 1 through 4, 7 and 8.

     AUTOMATIC INVESTMENT PROGRAM -- A program pursuant to which Purchase Payments are automatically paid from your bank account on a specified day of each month or a salary reduction agreement.


      BONUS CREDIT -- An amount added to Contract Value under the Automatic Bonus Credit rider.


      CONTRACT DATE -- The date the Contract begins as shown in your Contract. Annual Contract anniversaries are measured from the Contract Date. It is usually the date that your initial Purchase Payment is credited to the Contract.

      CONTRACT VALUE -- The total value of your Contract which includes amounts allocated to the Subaccounts and the Fixed Account as of any Valuation Date.

      CONTRACT YEAR -- Each twelve-month period measured from the Contract Date.

      DESIGNATED BENEFICIARY -- The person having the right to the death benefit, if any, payable upon the death of the Owner or the Joint Owner prior to the Annuity Start Date. The Designated Beneficiary is the first person on the following list who, if a natural person, is alive on the date of death of the Owner or the Joint Owner: the Owner; the Joint Owner; the Primary Beneficiary; the Secondary Beneficiary; the Annuitant; or if none of the above are alive, the Owner's Estate.

      FIXED ACCOUNT -- An account that is part of the Company's General Account to which you may allocate all or a portion of your Purchase Payments to be held for accumulation at fixed rates of interest (which may not be less than the Guaranteed Rate) declared periodically by the Company. See "The Fixed Account."

      GENERAL ACCOUNT -- All assets of the Company other than those allocated to the Separate Account or to any other separate account of the Company.

      GUARANTEED RATE -- The minimum interest rate earned on the Fixed Account, which accrues daily and ranges from an annual effective rate of 1% to 3% based upon the state in which the Contract is issued and the requirements of that state.

      OWNER -- The person entitled to the ownership rights under the Contract and in whose name the Contract is issued.

      PARTICIPANT -- A Participant under a Qualified Plan.

      PURCHASE PAYMENT -- An amount paid to the Company as consideration for the Contract.

      SEPARATE ACCOUNT -- The Variable Annuity Account XVII, a separate account of the Company that consists of accounts, referred to as Subaccounts, each of which invests in a corresponding Underlying Fund.

      SUBACCOUNT -- A division of the Separate Account of the Company which invests in a corresponding Underlying Fund.

      UNDERLYING FUND -- A mutual fund or series thereof that serves as an investment vehicle for its corresponding Subaccount.

      VALUATION DATE -- Each date on which the Separate Account is valued, which currently includes each day that the New York Stock Exchange is open for trading. The New York Stock Exchange is closed on weekends and on observation of the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

      VALUATION PERIOD -- A period used in measuring the investment experience of each Subaccount of the Separate Account. The Valuation Period begins at the close of one Valuation Date and ends at the close of the next succeeding Valuation Date.


      WITHDRAWAL VALUE -- The amount you will receive upon full withdrawal of the Contract. It is equal to Contract Value less any applicable withdrawal charges, and any uncollected premium taxes and, with respect to the Fixed Account, the sum of any market value adjustments that apply to the withdrawal of all Guarantee Periods under the Contract (which adjustments may increase or decrease the withdrawal amount). The Withdrawal Value during the Annuity Period under Option 7 is the present value of future annuity payments commuted at the assumed interest rate, less any applicable withdrawal charges and any uncollected premium taxes.

SUMMARY

      This summary provides a brief overview of the more significant aspects of the Contract. Further detail is provided in this Prospectus, the Statement of Additional Information, and the Contract. Unless the context indicates otherwise, the discussion in this summary and the remainder of the Prospectus relates to the portion of the Contract involving the Separate Account. The Fixed Account is briefly described under "The Fixed Account" and in the Contract.


PURPOSE OF THE CONTRACT -- The Contract described in this Prospectus is designed to give you flexibility in planning for retirement and other financial goals.


      You may purchase the Contract as a non-tax qualified retirement plan for an individual ("Non-Qualified Plan"). You may also purchase the Contract, on an individual basis, in connection with a retirement plan qualified under Section 403(b), 408, or 408A of the Internal Revenue Code of 1986, as amended ("Qualified Plan"). Please see the discussion under "The Contract" for more detailed information.

THE SEPARATE ACCOUNT AND THE FUNDS -- The Separate Account is divided into accounts referred to as Subaccounts. See "Separate Account." Each Subaccount invests exclusively in shares of a corresponding Underlying Fund, each of which has a different investment objective and policies. The Subaccounts are as follows:

-     MFS VIT Total Return

-     Oppenheimer Balanced/VA

-     PIMCO VIT All Asset

-     SBL Managed Asset Allocation

-     SBL Money Market

-     Van Kampen UIF Equity and Income

      Subject to the requirement under the Five-Year Guaranteed Minimum Accumulation Benefit rider that a certain portion of the Contract Value be held in the Fixed Account, you may allocate all or part of your Purchase Payments and Contract Value to the Subaccounts. Amounts that you allocate to the Subaccounts will increase or decrease in dollar value depending on the investment performance of the Underlying Fund in which such Subaccount invests. You bear the investment risk for amounts allocated to a Subaccount.


FIXED ACCOUNT -- You may allocate all or part of your Purchase Payments to the Fixed Account, which is part of the Company's General Account. Amounts that you allocate to the Fixed Account earn interest at rates determined at the discretion of the Company and are guaranteed to be at least the Guaranteed Rate. See "The Fixed Account." Withdrawals from the Fixed Account may be subject to a market value adjustment. See "Withdrawals from the Fixed Account."



PURCHASE PAYMENTS -- Your initial Purchase Payment must be at least $10,000. Thereafter, you may choose the amount and frequency of Purchase Payments, except that the minimum subsequent Purchase Payment is $1,000, including under an Automatic Investment Program. See "Purchase Payments."



CONTRACT BENEFITS -- You may transfer Contract Value among the Subaccounts and from the DCA Plus Account to the Subaccounts, subject to certain restrictions as described in "The DCA Plus Account." See also, "Transfers of Contract Value."



      At any time before the Annuity Start Date, you may surrender a Contract for its Withdrawal Value, and may make partial withdrawals, including systematic withdrawals, from Contract Value, subject to certain restrictions described in "The Fixed Account." See "Full and Partial Withdrawals" and "Withdrawals from the Fixed Account" for more information about withdrawals. For information on federal tax matters including the 10% penalty tax that may be imposed upon full and partial withdrawals (including systematic withdrawals) made prior to the Owner attaining age 59 1/2, see "Federal Tax Matters."



      The Contract provides for a death benefit upon the death of the Owner prior to the Annuity Start Date. See "Death Benefit" under the headings "The Contract" and "The Fixed Account" for more information. The Contract provides for several Annuity Options on either a variable basis, a fixed basis, or both. The Company guarantees annuity payments under the fixed Annuity Options. See "Annuity Period."


OPTIONAL RIDER -- Upon your application for the Contract, you may select one of the following Guaranteed Minimum Accumulation Benefit ("GMAB") riders:

-     Five-Year GMAB

-     Ten-Year GMAB


The Company makes each rider available only at issue. You cannot change the rider that you select after it is issued, nor can a rider be cancelled once elected except in the limited circumstances set forth in the rider. See the detailed description of each rider under "Optional Riders."



FREE-LOOK RIGHT -- You may return the Contract within the Free-Look Period, which is generally a ten-day period beginning when you receive the Contract. In this event, the Company will refund to you as of the Valuation Date on which the Company receives your Contract any Purchase Payments allocated to the Fixed Account. The Company will also refund as of the Valuation Date on which we receive your Contract any Contract Value allocated to the Subaccounts, plus any charges deducted from such Contract Value, less the Contract Value attributable to any Bonus Credit.



      Some states' laws require us to refund your Purchase Payments instead of your Contract Value. If your Contract is delivered in one of those states and you return your Contract during the Free-Look Period, the Company will refund Purchase Payments (excluding any Bonus Credit) allocated to the Subaccounts rather than Contract Value.


CHARGES AND DEDUCTIONS -- The Company does not deduct sales load from Purchase Payments before allocating them to your Contract Value. Certain charges will be deducted in connection with the Contract as described below.

      CONTINGENT DEFERRED SALES CHARGE. If you withdraw Contract Value, the Company may deduct a contingent deferred sales charge (which may also be referred to as a "withdrawal charge"). The withdrawal charge will be waived on withdrawals to the extent that total withdrawals in a Contract Year, including systematic withdrawals, do not exceed the Free Withdrawal amount defined as follows.


      The Free Withdrawal amount is equal in the first Contract Year to 10% of Purchase Payments, excluding any Bonus Credit, made during the year and, in any subsequent Contract Year, to 10% of Contract Value as of the first Valuation Date of that Contract Year. The withdrawal charge applies to the portion of any withdrawal consisting of Purchase Payments and any Bonus Credits that exceeds the Free Withdrawal amount. The withdrawal charge does not apply to withdrawals of earnings.



      The amount of the charge will depend on the Contract Year in which the withdrawal is made. Purchase payments include Bonus Credits paid under the Automatic Bonus Credit rider for purposes of assessing the withdrawal charge. As such, Bonus Credits are subject to withdrawal charges on the same basis as Purchase Payments in the event of a full or partial withdrawal of any such Bonus Credits.


                        WITHDRAWAL
CONTRACT YEAR             CHARGE
-------------           ----------
      1                     7%
      2                     7%
      3                     7%
      4                     6%
      5                     5%
 6 and later                0%


      The amount of the total withdrawal charges assessed against your Contract will never exceed 7% of Purchase Payments and Bonus Credits paid under the Contract. In addition, no withdrawal charge will be assessed upon: (1) payment of death benefit proceeds, or (2) annuity options that provide for payments for life, or a period of at least seven years. See "Contingent Deferred Sales Charge."


      MORTALITY AND EXPENSE RISK CHARGE. The Company deducts a daily charge equal to 1.15%, on an annual basis, of each Subaccount's average daily net assets for mortality and expense risks assumed by the Company under the Contract.

      These amounts are also deducted during the Annuity Period. Under Options 5 and 6, the mortality and expense risk charge is calculated and deducted as described above. However, the mortality and expense risk charge is 1.25% under Options 1 through 4, 7 and 8, in lieu of the amounts set forth above, and is deducted monthly. See "Mortality and Expense Risk Charge."


      OPTIONAL RIDER CHARGES. The Company deducts a monthly charge from Contract Value in the Subaccounts for any GMAB rider elected by the Owner. The Company generally will deduct the monthly rider charge from Contract Value in the Subaccounts beginning on the Contract Date and ending on the Annuity Start Date. However, the Company reserves the right to deduct the rider charge on each Valuation Date rather than monthly. If the Company exercises this right the rider charge would be factored into the Accumulation Unit value on each Valuation Date.


      The Company makes each rider available only at issue. You may not terminate a rider after issue, unless otherwise stated. The amount of the charge is equal to a percentage, on an annual basis, of your Contract Value in the Subaccounts. Each rider and its charge are listed below.

OPTIONAL RIDER EXPENSES
(as a percentage of Contract Value in the Subaccounts)


                                                 Annual
                                              Rider Charge
                                              ------------
Five-Year GMAB                                   0.75%(1)
Ten-Year GMAB                                    0.75%(1)



(1) This is the guaranteed charge for the optional riders. The current charge for each rider is 0.40% on an annual basis. The Company may increase the current charge at the time of reset, but not above the maximum charge of 0.75%. Please see the discussion under "Optional Riders."


      ADMINISTRATION CHARGE. The Company deducts a daily administration charge which ranges from an annual rate of 0.15% of each Subaccount's average daily net assets to 0.55% of each Subaccount's average daily net assets. See "Administration Charge."

      MARKET VALUE ADJUSTMENT. A market value adjustment is made in connection with certain withdrawals from the Fixed Account. The adjustment may increase or decrease the amount withdrawn from the Contract. See "Withdrawals from the Fixed Account."

      PREMIUM TAX CHARGE. The Company assesses a premium tax charge to reimburse itself for any premium taxes that it incurs with respect to this Contract. This charge will usually be deducted on the Annuity Start Date or upon a full or partial withdrawal if a premium tax was incurred by the Company and is not refundable. In Maine, the Company deducts the premium tax from Purchase Payments applied to a Non-Qualified Plan. The Company reserves the right to deduct such taxes when due or anytime thereafter. Premium tax rates currently range from 0% to 3.5%. See "Premium Tax Charge."

      OTHER EXPENSES. Investment advisory fees and operating expenses of each Underlying Fund are paid by the Underlying Fund and are reflected in the net asset value of its shares. The Owner indirectly bears a pro rata portion of such fees and expenses. See the prospectuses for the Underlying Funds for more information about Underlying Fund expenses.

      The Company may charge the Separate Account or the Subaccounts for the federal, state, or local taxes incurred by the Company that are attributable to the Separate Account or the Subaccounts, or to the operations of the Company with respect to the Contract, or that are attributable to payment of premiums or acquisition costs under the Contract. No such charge is currently assessed. See "Tax Status of Security Benefit and the Separate Account" and "Charge for Security Benefit Taxes."

TAX-FREE EXCHANGES -- You can generally exchange one contract for another in a "tax-free exchange" under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange another contract for the one described in this prospectus, you might have to pay a surrender charge and tax, including a possible penalty tax, on your old contract, surrender charges may still apply to this Contract, other charges may be higher (or lower) and the benefits may be different. You should not exchange another contract for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Contract (that person will generally earn a commission if you buy this Contract through an exchange or otherwise). If you contemplate such an exchange, you should consult a tax adviser to discuss the potential tax effects of such a transaction.

CONTACTING THE COMPANY -- You should direct all written requests, notices, and forms required by the Contract, and any questions or inquiries to the Company, P.O. Box 750497, Topeka, Kansas 66675-0497 or by phone by calling (785) 438-3000 or 1-800-888-2461.

EXPENSE TABLE

      The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract.

CONTRACT OWNER TRANSACTION EXPENSES are fees and expenses that you will pay when you purchase the Contract or make withdrawals from the Contract. The information below does not reflect state premium taxes, which may be applicable to your Contract. During the Annuity Period, the Company may impose different fees and expenses not reflected in the following tables or Example. See "Mortality and Expense Risk Charge."


Sales Load on Purchase Payments                                          None

Deferred Sales Charge (as a percentage of amount withdrawn
attributable to Purchase Payments and any Bonus Credits)                  7%(1)

Transfer Fee (per transfer)                                              None

PERIODIC EXPENSES are fees and expenses that you will pay periodically during the time that you own the Contract, not including fees and expenses of the Underlying Funds.

Annual Contract Fee                                                      None

Separate Account Annual Expenses (as a percentage of average Subaccount daily net assets)

  Annual Mortality and Expense Risk Charge                             1.15%(2)

  Annual Administration Charge                                         0.55%(3)

  Total Separate Account Annual Expenses                               1.70%(4)



(1) The amount of the contingent deferred sales charge is determined by reference to the Contract Year in which the withdrawal is made. A free withdrawal is available in each Contract Year equal to (1) 10% of Purchase Payments, excluding any Bonus Credit, in the first Contract Year, and (2) 10% of Contract Value as of the first Valuation Date of the Contract Year in each subsequent Contract Year. See "Full and Partial Withdrawals" and "Contingent Deferred Sales Charge" for more information.



(2) The mortality and expense risk charge deducted under Annuity Options 1 through 4, 7 and 8 is 1.25% annually. See "Mortality and Expense Risk Charge."



(3) The administration charge differs by subaccount and ranges from 0.15% to 0.55% on an annual Basis. See "Administration Charge" for more information.



(4) You may select an optional GMAB rider. If you select such a rider, the charge will be deducted from your Contract Value in the Subaccounts. (See the applicable rider charges in the table below.)


OPTIONAL RIDER EXPENSES
(as a percentage of Contract Value in the Subaccounts)


                                                 Annual
                                              Rider Charge
                                              ------------
Five-Year GMAB                                  0.75%(1)
Ten-Year GMAB                                   0.75%(1)



(1) This is the guaranteed charge for the optional riders. The current charge for each rider is 0.40% on an annual basis. The Company may increase the current charge for each rider at the time of reset, but not above the maximum charge of 0.75%. Please see the discussion under "Optional Riders."

The table below shows the minimum and maximum total operating expenses charged by the Underlying Funds. You will pay the expenses of the Underlying Funds corresponding to the Subaccounts in which you invest during the time that you own the Contract. More detail concerning each Underlying Fund's fees and expenses is contained in its prospectus.


                                    MINIMUM       MAXIMUM
                                    -------       -------
Total Annual Underlying Fund         0.65%         1.39%
Operating Expenses(1)


(1) Expenses deducted from Underlying Fund assets include management fees, distribution fees, service fees and other expenses. The maximum expenses above represent the total annual operating expenses of that Underlying Fund with the highest total operating expenses for the period ended December 31, 2004, and the minimum expenses represent the total annual operating expenses of that Underlying Fund with the lowest total operating expenses for the period ended December 31, 2004. Current and future total operating expenses of the Underlying Funds could be higher or lower than those shown in the table.

EXAMPLE -- This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, the account administration charge, separate account annual expenses (including the maximum rider charge) and Underlying Fund fees and expenses but do not include state premium taxes, which may be applicable to your Contract.

      The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expense of the Contract and any of the Underlying Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


                              1       3        5        10
                            YEAR    YEARS    YEARS    YEARS
                            ----    ------   ------   ------
If you surrender your       $982    $1,712   $2,271   $3,721
Contract at the end of
the applicable time period

If you do not surrender      347     1,056    1,788    3,721
or you annuitize your
Contract



(1) Although this Example assumes that no withdrawal charges apply if you annuitize your Contract, your annuity payments will be subject to a withdrawal charge if you annuitize, but only if you have elected a non-life annuity option that provides for payments for a period of less than seven years. In such event, the Company will impose a withdrawal charge. See "Contingent Deferred Sales Charge."

CONDENSED FINANCIAL INFORMATION



      As of the date of this prospectus, no Contracts have been sold. Therefore, no condensed financial information is available at this time.



INFORMATION ABOUT THE COMPANY, THE SEPARATE ACCOUNT, AND THE FUNDS


SECURITY BENEFIT LIFE INSURANCE COMPANY -- The Company is a life insurance company organized under the laws of the State of Kansas. It was organized originally as a fraternal benefit society and commenced business February 22, 1892. It became a mutual life insurance company under its present name on January 2, 1950.

      On July 31, 1998, the Company converted from a mutual life insurance company to a stock life insurance company ultimately controlled by Security Benefit Mutual Holding Company, a Kansas mutual holding company. Membership interests of persons who were Owners as of July 31, 1998 became membership interests in Security Benefit Mutual Holding Company as of that date, and persons who acquire policies from the Company after that date automatically become members in the mutual holding company.

      The Company offers life insurance policies and annuity contracts, as well as financial and retirement services. It is admitted to do business in the District of Columbia, and in all states except New York. As of the end of 2004, the Company had total assets of approximately $11.3 billion. Together with its subsidiaries, the Company has total funds under management of approximately $14.7 billion.

      The Principal Underwriter for the Contract is Security Distributors, Inc. ("SDI"), One Security Benefit Place, Topeka, Kansas 66636-0001. SDI, an affiliate of the Company, is registered as a broker-dealer with the SEC and is a wholly-owned subsidiary of Security Benefit Corporation, a financial services holding company.


PUBLISHED RATINGS -- The Company may from time to time publish in advertisements, sales literature and reports to Owners, the ratings and other information assigned to it by one or more independent rating organizations such as A. M. Best Company and Standard & Poor's. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of the Company and should not be considered as bearing on the investment performance of assets held in the Separate Account. Each year A. M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of the Company as measured by Standard & Poor's Insurance Ratings Services may be referred to in advertisements or sales literature or in reports to Owners. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance and annuity policies in accordance with their terms. Such ratings do not reflect the investment performance of the Separate Account or the degree of risk associated with an investment in the Separate Account.


SEPARATE ACCOUNT -- The Company established the Separate Account under Kansas law on November 24, 2003. The Contract provides that the income, gains, or losses of the Separate Account, whether or not realized, are credited to or charged against the assets of the Separate Account without regard to other income, gains, or losses of the Company. Kansas law provides that assets in a separate account attributable to the reserves and other liabilities under a contract may not be charged with liabilities arising from any other business that the insurance company conducts if, and to the extent the contract so provides. The Contract contains a provision stating that assets held in the Separate Account may not be charged with liabilities arising from other business that the Company conducts. The Company owns the assets in the Separate Account and is required to maintain sufficient assets in the Separate Account to meet all Separate Account obligations under the Contract. The Company may transfer to its General Account assets that exceed anticipated obligations of the Separate Account. All obligations arising under the Contract are general corporate obligations of the Company. The Company may invest its own assets in the Separate Account for other purposes, but not to support contracts other than variable annuity contracts, and may accumulate in the Separate Account proceeds from Contract charges and investment results applicable to those assets.

      The Contract provides that the income, gains and losses, whether or not realized, are credited to, or charged against, the assets of each Subaccount without regard to the income, gains or losses in the other Subaccounts. Each Subaccount invests exclusively in shares of a corresponding Underlying Fund. The Company may in the future establish additional Subaccounts of the Separate Account, which may invest in other Underlying Funds or in other securities or investment vehicles. See "Substitution of Investments."

      The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). Registration with the SEC does not involve supervision by the SEC of the administration or investment practices of the Separate Account or the Company.

UNDERLYING FUNDS -- Each Underlying Fund is an open-end management investment company of the series type and is registered with the SEC under the 1940 Act. Such registration does not involve supervision by the SEC of the investments or investment policy of the Underlying Funds. Each Underlying Fund pursues different investment objectives and policies.


      Shares of the Underlying Funds currently are not publicly traded mutual funds. They are available only as investment options in variable annuity or variable life insurance policies issued by life insurance companies or in some cases, through participation in certain qualified pension or retirement plans. Certain Underlying Funds have similar investment objectives and policies to other mutual funds managed by the same adviser. The investment results of the Underlying Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Underlying Funds will be comparable to the investment results of any other fund, even if both the Underlying Fund and the other fund are managed by the same adviser.

      Because the Underlying Funds may serve as investment vehicles for both variable life insurance policies and variable annuity contracts ("mixed funding") and shares of the Underlying Funds also may be sold to separate accounts of other insurance companies ("shared funding"), material conflicts could occur. The Company currently does not foresee any disadvantages to Owners arising from either mixed or shared funding; however, due to differences in tax treatment or other considerations, it is possible that the interests of Owners of various contracts for which the Underlying Funds serve as investment vehicles might at some time be in conflict. However, the Company, each Underlying Fund's Board of Directors, and any other insurance companies that participate in the Underlying Funds are required to monitor events in order to identify any material conflicts that arise from the use of the Underlying Funds for mixed and/or shared funding. If such a conflict were to occur, the Company would take steps necessary to protect Owners including withdrawal of the Separate Account from participation in the Underlying Fund(s) involved in the conflict. This might force an Underlying Fund to sell securities at disadvantageous prices.

      A summary of the investment objective of each Underlying Fund is set forth at the end of this Prospectus. We cannot assure that any Underlying Fund will achieve its objective. More detailed information is contained in the prospectus of each Underlying Fund, including information on the risks associated with its investments and investment techniques.

      PROSPECTUSES FOR THE UNDERLYING FUNDS SHOULD BE CAREFULLY READ IN CONJUNCTION WITH THIS PROSPECTUS BEFORE INVESTING. YOU MAY OBTAIN PROSPECTUSES FOR THE UNDERLYING FUNDS BY CONTACTING THE COMPANY.

      ADMINISTRATIVE, MARKETING, AND SUPPORT SERVICE PAYMENTS. The Company (and its affiliates) may receive payments from the Underlying Funds, their advisers, sub-advisers, and distributors, or affiliates thereof, in consideration for distribution, administrative, marketing, and other services the Company (or its affiliates) provide. The Company negotiates these payments and thus they differ by Underlying Fund (sometimes substantially), and the amounts the Company (or its affiliates) receive may be significant. Making these payments may provide an adviser, sub-adviser, or distributor (or affiliate thereof) with increased access to the Company and its affiliates involved in the distribution of the Contract. Proceeds from these payments may be used for any corporate purpose, including payment of expenses that the Company and its affiliates incur in promoting, issuing, distributing, and administering the Contract.


      12b-1 FEES. The Company and/or its affiliate, Security Distributors, Inc. ("SDI"), the principal underwriter for the Contract, receive 12b-1 fees from the Underlying Funds, their advisers, sub-advisers, and distributors, or affiliates thereof that are based on a percentage of the average daily net assets of the particular Underlying Fund attributable to the Contract and certain other variable insurance contracts issued or administered by the Company (or its affiliates). Rule 12b-1 fees are paid out of Underlying Fund assets as part of the Underlying Fund's total annual underlying fund operating expenses. Payments made out of Underlying Fund assets will reduce the amount of assets that you otherwise would have available for investment, and will reduce the return on your investment. The Company and SDI anticipate they will receive 12b-1 fees of up to 0.25% of the average net assets of the Contract invested in the Underlying Fund on an annual basis.



      ADMINISTRATIVE PAYMENTS. The Company (or its affiliates) also receives from the investment advisers, sub-advisers, or distributors (or affiliates thereof) of the Underlying Funds a servicing fee for administrative and other services the Company (or its affiliates) provide relating to Separate Account operations. These payments are based on a percentage of the average daily net assets of the particular Underlying Fund attributable to the Contract and to certain other variable insurance contracts issued or administered by the Company (or its affiliates). Payments of fees under these agreements do not increase the fees or expenses paid by the Underlying Funds or their shareholders. The Company and its affiliates anticipate they will receive administrative payments that range from 0.15% to 0.40% of the average net assets of the Contract invested in the Underlying Fund on an annual basis.


      The Company and its affiliates, including SDI, anticipate they will receive payments from the Underlying Funds, their advisers, sub-advisers, and distributors, or affiliates thereof in the form of 12b-1 fees and administrative payments that range in total from 0.25% to a maximum of 0.45% of the average net assets of the Contract invested in the Underlying Fund on an annual basis.


      OTHER PAYMENTS. An Underlying Fund's adviser, sub-adviser, distributor, or affiliates may provide the Company (or its affiliates) and/or broker-dealers that sell the Contract ("selling firms") with wholesaling services to assist the Company in the distribution of the Contract, may pay the Company (or its affiliates) and/or selling firms amounts to participate in national and regional sales conferences and meetings with the sales desks, and may provide the Company (or its affiliates) and/or selling firms with occasional gifts, meals, tickets, or other compensation as an incentive to market the Underlying Funds and to cooperate with their promotional efforts.

      For details about the compensation payments the Company makes in connection with the sale of the Contract, see "Sale of the Contract."

      SELECTION OF UNDERLYING FUNDS. The Company selects the Underlying Funds offered through the Contract based on several criteria, including asset class coverage, the strength of the investment adviser's (or sub-adviser's) reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor the Company considers during the selection process is whether the Underlying Fund, its adviser, its sub-adviser, or an affiliate will compensate the Company for providing administrative, marketing, and support services, as described above. The Company also considers whether the Underlying Fund's adviser is one of its affiliates, and whether the Underlying Fund, its adviser, sub-adviser, or distributor (or an affiliate) can provide marketing and distribution support for sale of the Contract. The Company reviews each Underlying Fund periodically after it is selected. Upon review, the Company may remove an Underlying Fund or restrict allocation of additional Purchase Payments and/or transfers of Contract Value to an Underlying Fund if it determines the Underlying Fund no longer meets one or more of the criteria and/or if the Underlying Fund has not attracted significant contract owner assets. The Company has developed this variable annuity product in cooperation with Third Federal Investments, Inc. ("Third Fed"), and has taken Third Fed's input into account when including the Underlying Funds in the Contract. Third Fed's selection criteria may differ from the Company's selection criteria. The Company does not recommend or endorse any particular Underlying Fund, and does not provide investment advice.

THE CONTRACT

GENERAL -- The Company issues the Contract offered by this Prospectus. It is a flexible purchase payment deferred variable annuity. To the extent that you allocate all or a portion of your Purchase Payments to the Subaccounts, the Contract is significantly different from a fixed annuity contract in that it is the Owner under a Contract who assumes the risk of investment gain or loss rather than the Company. When you are ready to begin receiving annuity payments, the Contract provides several Annuity Options under which the Company will pay periodic annuity payments on a variable basis, a fixed basis or both, beginning on the Annuity Start Date. The amount that will be available for annuity payments will depend on the investment performance of the Subaccounts to which you have allocated Purchase Payments and the amount of interest credited on Contract Value that you have allocated to the Fixed Account.

      The Contract is available for purchase by an individual as a non-tax qualified retirement plan ("Non-Qualified Plan"). The Contract is also eligible for purchase in connection with certain tax qualified retirement plans that meet the requirements of Section 403(b), 408, or 408A of the Internal Revenue Code ("Qualified Plan"). Certain federal tax advantages are currently available to retirement plans that qualify as (1) annuity purchase plans of public school systems and certain tax-exempt organizations under Section 403(b), or (2) traditional and Roth individual retirement accounts or annuities, including traditional IRA's established by an employer under a simplified employee pension plan or a SIMPLE IRA plan, under Section 408. Joint Owners are permitted only on a Contract issued pursuant to a Non-Qualified Plan. If you are purchasing the Contract as an investment vehicle for a Section 403(b), 408, or 408A Qualified Plan, you should consider that the Contract does not provide any additional tax advantages beyond those already available through the Qualified Plan. However, the Contract does offer features and benefits in addition to providing tax deferral that other investments may not offer, including death benefit protection for your beneficiaries and annuity options which guarantee income for life. You should consult with your financial professional as to whether the overall benefits and costs of the Contract are appropriate considering your circumstances.

APPLICATION FOR A CONTRACT -- If you wish to purchase a Contract, you may submit an application and an initial Purchase Payment to the Company, as well as any other form or information that the Company may require. The Company reserves the right to reject an application or Purchase Payment for any reason, subject to the Company's underwriting standards and guidelines and any applicable state or federal law relating to nondiscrimination.

      The maximum age of an Owner or Annuitant for which a Contract will be issued is age 90. If there are Joint Owners or Annuitants, the maximum issue age will be determined by reference to the older Owner or Annuitant.

OPTIONAL RIDERS -- Upon your application for the Contract, you may select one of the following riders:

-     Five-Year Guaranteed Minimum Accumulation Benefit;

-     Ten-Year Guaranteed Minimum Accumulation Benefit;

The Company makes each rider available only at issue. You cannot change or cancel the rider(s) that you select after they are issued. See the detailed description of each rider below.

FIVE-YEAR GUARANTEED MINIMUM ACCUMULATION BENEFIT -- This rider provides that the Company will increase your Contract Value to the Five-Year Guaranteed Minimum Accumulation Benefit amount (the "Five-Year GMAB Amount" defined below), if at the end of the Term, your Contract Value is less than that amount. For the purpose of this rider, the following definitions apply:

Reset Date - The Valuation Date that corresponds with the fifth (5th) anniversary of the Contract Date. Any subsequent Reset Date shall be on the fifth (5th) anniversary of the most recent Reset Date.

Term - The five-year period starting on the Contract Date and ending on the Valuation Date that corresponds with the fifth (5th) anniversary of the Contract Date, or in the event of a Reset, the five-year period starting on a Reset Date and ending on the fifth (5th) anniversary of the most recent Reset Date.

Withdrawal Adjustment - The Withdrawal Adjustment is a proportional reduction of the Five-Year GMAB Amount caused by a Withdrawal. The reduction is expressed by the following formula: (1-CVA/CVB) x GMABB, where CVA is the Contract Value immediately after the Withdrawal, CVB is the Contract Value immediately before the Withdrawal and GMABB is the GMAB Amount immediately before the Withdrawal.

      The Five-Year GMAB Amount for the first Term is equal to the sum of the Purchase Payments (excluding any Bonus Credit) made in the 120 period from the Contract Date, less (1) any premium tax due or paid and (2) any Withdrawal Adjustment attributable to any withdrawals in that Term. The Five-Year GMAB Amount for any other Term is equal to (1) the Contract Value on the previous Reset Date after taking into account any additions to Contract Value because of the rider (i.e., the Contract Value on such Reset Date includes any amount added at the end of the previous Term), less (2) any Withdrawal Adjustment attributable to any withdrawals in that Term.

      On the last day of a Term, SBL will apply an additional amount to the Contract if the Contract Value on that date is less than the applicable Five-Year GMAB Amount. The amount added will be equal to the difference between the Contract Value on that date and the Five-Year GMAB Amount on that date. Any additional amount added to your Contract will be allocated among the Subaccounts in the same proportion that each Subaccount's value is allocated relative to the total value of all Subaccounts as of the last day of the Term, subject to the Fixed Account allocation provisions discussed below. No additional amount will be applied if the Contract Value is greater than the Five-Year GMAB Amount on the last day of a Term. Although SBL may add an additional amount to the Contract on the last day of a Term if the Contract Value on that date is less than the applicable Five-Year GMAB Amount, Contract Value on any later Valuation Date will fluctuate in accordance with the investment experience of the Contract.

      At the end of each Term, this rider will Reset (i.e., start a new five-year Term), so long as the new Term will expire prior to the Annuity Start Date. This rider will terminate upon the earliest of: (1) termination of the Contract, (2) the Annuity Start Date, (3) annuitization of the Contract, (4) a full Withdrawal of Contract Value, (5) upon the first death of any Owner, or if the Owner is a non-natural person, the death of an Annuitant or a Joint Owner that is a natural person or (6) upon written notice of termination from the Owner received by the Company within 30 days of any Reset. In addition, if the Owner terminates the Contract by requesting a full Withdrawal in the 30 day period after the Reset Date, no market value adjustment will apply to the Withdrawal. Notwithstanding (5) above, if, the Owner dies while this rider is in effect and the surviving spouse of the deceased Owner is the sole Designated Beneficiary, he or she may elect to continue the Contract in accordance with its terms. If the surviving spouse elects to continue the Contract, this rider will stay in effect in accordance with its terms.


      To receive the benefit of this rider in the first Term, the Company requires that a minimum percentage of your Purchase Payments be allocated to the Fixed Account, and for any subsequent Term, that a minimum percentage of the Contract Value be allocated to the Fixed Account on the Reset Date. The minimum required allocation to the Fixed Account will not exceed 80%. The minimum amount of Contract Value that must be allocated to the Fixed Account on the Reset Date may be changed for any new Term, but will never exceed the maximum allocation of 80% and will not be increased during the Term. If the amount of Contract Value in the Fixed Account at the start of a new Term is less than the amount then required by the Company, we will transfer Contract Value from the Subaccounts to the Fixed Account so that the required percentage allocation is met. These transfers from the Subaccount will be funded proportionately from all Subaccounts with Contract Value in them.



      While this rider is in effect, Purchase Payments are permitted only in the 120 day period beginning on the Contract Date (the "Window Period"). As discussed under the caption "Interest" in the Fixed Account section of this prospectus, any interest credited to the Contract in excess of the Guaranteed Rate of interest is fixed for rolling periods of one or more years referred to as "Guarantee Periods." Except as noted below, the Company currently offers only Guarantee Periods of five years. However, if this rider is in effect, the Guarantee Period of all Purchase Payments allocated to the Fixed Account during the Window Period ends on the same date as the Guarantee Period of the initial Purchase Payment. Thus, the Guarantee Period of Purchase Payments made in the Window Period will not last a full five years. The foregoing does not apply to Contracts purchased without a GMAB rider (i.e., Purchase Payments made after the Contract Date will have a full five-year Guarantee Period. This rider may not be terminated earlier than specified above and once terminated, may not be reinstated.


TEN-YEAR GUARANTEED MINIMUM ACCUMULATION BENEFIT -- This rider provides that the Company will increase your Contract Value to the Ten-Year Guaranteed Minimum Accumulation Benefit amount (the "Ten-Year GMAB Amount" defined below), if at the end of the Term, your Contract Value is less than that amount. For the purpose of this rider, the following definitions apply:

Reset Date - The Valuation Date that corresponds with the tenth (10th) anniversary of the Contract Date. Any subsequent Reset Date shall be on the tenth (10th) anniversary of the most recent Reset Date.

Term - The ten-year period starting on the Contract Date and ending on the Valuation Date that corresponds with the tenth (10th) anniversary of the Contract Date, or in the event of a Reset, the ten-year period starting on a Reset Date and ending on the tenth (10th) anniversary of the most recent Reset Date.


Withdrawal Adjustment - The Withdrawal Adjustment is a proportional reduction of the Ten-Year GMAB Amount caused by a Withdrawal. The reduction is expressed by the following formula: (1-CV(A)/CV(B)) x GMAB(B), where CV(A) is the Contract Value immediately after the Withdrawal, CV(B) is the Contract Value immediately before the Withdrawal and GMAB(B) is the GMAB Amount immediately before the Withdrawal.



      The Ten-Year GMAB Amount for the first Term is equal to the sum of the Purchase Payments (excluding any Bonus Credit)made in the 120 period from the Contract Date, less (1) any premium tax due or paid and (2) any Withdrawal Adjustment attributable to any withdrawals in that Term. The Ten-Year GMAB Amount for any other Term is equal to (1) the Contract Value on the previous Reset Date after taking into account any additions to Contract Value because of the rider (i.e., the Contract Value on such Reset Date includes any amount added at the end of the previous Term), less (2) any Withdrawal Adjustment attributable to any withdrawals in that Term.



      On the last day of a Term, SBL will apply an additional amount to the Contract if the Contract Value on that date is less than the applicable Ten-Year GMAB Amount. The amount added will be equal to the difference between the Contract Value on that date and the Ten-Year GMAB Amount on that date. Any additional amount added to your Contract will be allocated among the Subaccounts in the same proportion that each Subaccount's value is allocated relative to the total value of all Subaccounts as of the last day of the Term . No additional amount will be applied if the Contract Value is greater than the Ten-Year GMAB Amount on the last day of a Term. Although SBL may add an additional amount to the Contract on the last day of a Term if the Contract Value on that date is less than the applicable Ten-Year GMAB Amount, Contract Value on any later Valuation Date will fluctuate in accordance with the investment experience of the Contract.


      At the end of each Term, this rider will Reset (i.e., start a new ten-year
Term) so long as the new Term will expire prior to the Annuity Start Date. This rider will terminate upon the earliest of: (1) termination of the Contract, (2) the Annuity Start Date, (3) annuitization of the Contract, (4) a full withdrawal of Contract Value, (5) upon the first death of any Owner, or if the Owner is a non-natural person, the death of an Annuitant or a Joint Owner that is a natural person or (6) upon written notice of termination from the Owner received by the Company within 30 days of any Reset. In addition, if the Owner terminates the Contract by requesting a full Withdrawal in the 30 day period after the Reset Date, no market value adjustment will apply to the Withdrawal. Notwithstanding
(5) above, if the Owner dies while this rider is in effect, and the surviving spouse of the deceased Owner is the sole Designated Beneficiary, he or she may elect to continue the Contract in accordance with its terms. If the surviving spouse elects to continue the Contract, this rider will stay in effect in accordance with its terms.


      The Company reserves the right under this rider to require a minimum percentage of your Purchase Payments (not exceeding 70%) to be allocated to the Fixed Account in the first Term and for any subsequent Term, that a minimum percentage of the Contract Value (again, not to exceed 70%) be allocated to the Fixed Account on the Reset Date. Currently, no such requirement is in place for the Ten-Year GMAB rider.



      While this rider is in effect, Purchase Payments are permitted only in the 120 day period beginning on the Contract Date (the "Window Period"). As discussed under the caption "Interest" in the Fixed Account section of this prospectus, any interest credited to the Contract in excess of the Guaranteed Rate of interest is fixed for rolling periods of one or more years referred to as "Guarantee Periods." Except as noted below, the Company currently offers only Guarantee Periods of five years. However, if this rider is in effect, the Guarantee Period of all Purchase Payments allocated to the Fixed Account during the Window Period ends on the same date as the Guarantee Period of the initial Purchase Payment. Thus, the Guarantee Period of

Purchase Payments made in the Window Period will not last a full five years. The foregoing does not apply to Contracts purchased without a GMAB rider (i.e., Purchase Payments made after the Contract Date will have a full five-year Guarantee Period). This rider may not be terminated earlier than specified above and once terminated, may not be reinstated.


PURCHASE PAYMENTS -- The minimum initial Purchase Payment for the purchase of a Contract is $10,000. Thereafter, you may choose the amount and frequency of Purchase Payments, except that the minimum subsequent Purchase Payment is $1,000. The minimum subsequent Purchase Payment if you elect an Automatic Investment Program is also $1,000. The Company may reduce the minimum Purchase Payment requirement under certain circumstances. The Company will not accept without prior Company approval aggregate Purchase Payments in an amount that exceeds $1,000,000 under any variable annuity contract(s) issued by the Company for which you are an Owner and/or Joint Owner.

      The Company will apply the initial Purchase Payment not later than the end of the second Valuation Date after the Valuation Date it is received by the Company; provided that the Purchase Payment is preceded or accompanied by an application that contains sufficient information to establish an account and properly credit such Purchase Payment. The application form will be provided by the Company. If you submit your application and/or initial Purchase Payment to your registered representative, the Company will not begin processing the application and initial Purchase Payment until the Company receives them from your representative's broker-dealer. If the Company does not receive a complete application, the Company will hold your Purchase Payment in its general account and will notify you that it does not have the necessary information to issue a Contract and/or apply the Purchase Payment to your Contract. If you do not provide the necessary information to the Company within five Valuation Dates after the Valuation Date on which the Company first receives the initial Purchase Payment or if the Company determines it cannot otherwise issue the Contract and/or apply the Purchase Payment to your Contract, the Company will return the initial Purchase Payment to you unless you consent to the Company retaining the Purchase Payment until the application is made complete.

      The Company will credit subsequent Purchase Payments as of the end of the Valuation Period in which they are received by the Company at its Administrative Office; however, subsequent Purchase Payments received at or after the cut-off time of 3:00 p.m. Central time will be effected at the Accumulation Unit value determined on the following Valuation Date. See "Cut-Off Times." Purchase Payments after the initial Purchase Payment may be made at any time prior to the Annuity Start Date, so long as the Owner is living. Subsequent Purchase Payments under a Qualified Plan may be limited by the terms of the plan and provisions of the Internal Revenue Code. In addition, subsequent Purchase Payments are only permitted in the first 120 days of the Contract if you have purchased a GMAB rider. Subsequent Purchase Payments may be paid under an Automatic Investment Program. The initial Purchase Payment required must be paid before the Company will accept the Automatic Investment Program. If you submit a subsequent Purchase Payment to your registered representative, the Company will not begin processing the Purchase Payment until the Company receives it from your representative's broker-dealer.

      If mandated under applicable law, the Company may be required to reject a Purchase Payment. The Company also may be required to provide additional information about an Owner's account to government regulators. In addition, the Company may be required to block an Owner's account and thereby refuse to pay any request for transfers, full or partial withdrawals, or death benefits until instructions are received from the appropriate regulator.


ALLOCATION OF PURCHASE PAYMENTS -- In an application for a Contract, you select the Subaccounts or the Fixed Account to which Purchase Payments will be allocated. Purchase Payments will be allocated according to your instructions contained in the application or more recent instructions received, if any, except that (1) no Purchase Payment allocation is permitted that would result in less than $25.00 per payment being allocated to any one Subaccount or $250 to the Fixed Account and (2) certain minimum allocations to the Fixed Account are required if you have purchased the Five-Year GMAB rider. The allocations may be a whole dollar amount or a whole percentage. Available allocation alternatives include the Subaccounts and the Fixed Account.


      You may change the Purchase Payment allocation instructions by submitting a proper written request to the Company's Administrative Office. A proper change in allocation instructions will be effective upon receipt by the Company at its Administrative Office and will continue in effect until you submit a change in instructions to the Company. You may make changes in your Purchase Payment allocation by telephone provided the proper form is properly completed, signed, and filed at the Company's Administrative Office. Changes in the allocation of future Purchase Payments have no effect on existing Contract Value. You may, however, transfer Contract Value among the Subaccounts (but not the Fixed Account) in the manner described in "Transfers of Contract Value."

AUTOMATIC BONUS CREDIT -- Beginning _____________, the Company will automatically issue a rider, which makes available a Bonus Credit; provided, however, that the rider is available only if (1) the Company issues your Contract during the period of _________________ through December 31, 2005 and

(2) the age of any Owner on the Contract Date is 80 or younger.



      The Bonus Credit, which will be added to your Contract Value, is equal to 1% of each Purchase Payment made in the first Contract Year. The Company will apply the Bonus Credit to your Contract Value at the time the Purchase Payment is effective, and any Bonus Credit will be allocated among the Subaccounts and the Fixed Account in the same proportion as your Purchase Payment. This rider is available only if the age of the Owner on the Contract Date is age 80 or younger. The Company expects to make a profit from the Automatic Bonus Credit. Bonus Credits are funded by a higher withdrawal charge and a less generous death benefit relative to certain other contracts issued by the Company. If this Contract is surrendered you may incur higher withdrawal charges than would have been the case if the Contract had been issued without a Bonus Credit. In addition, a contract without a Bonus Credit might offer a greater death benefit than that available under this Contract.



      The Company reserves the right to withdraw the automatic Bonus Credit at any time without notice. The Company currently plans to make the automatic Bonus Credit available in connection with Contracts issued during the period of ____________________ through December 31, 2005. If your Contract is issued with this rider, you will receive the applicable Bonus Credit amount with respect to all Purchase Payments made during the first Contract Year. For the purpose of the Five-Year and Ten-Year GMAB riders, Bonus Credits are not considered Purchase Payments.



      The Bonus Credit is subject to recapture in the event that you exercise your right to return the Contract during the Free-Look period and, for withdrawals made after the Free-Look period, is subject to any applicable withdrawal charge. If you exercise your right to return the Contract during the Free-Look period, your Contract Value will be reduced by the then current value of any Bonus Credit applied. See "Free-Look Right." This Bonus Credit is not available to an Owner who purchases the Contract pursuant to exchange of an insurance or annuity contract issued by the Company or any affiliated life insurance company. There is no charge for this rider.


DOLLAR COST AVERAGING OPTION -- Prior to the Annuity Start Date, you may dollar cost average your Contract Value by authorizing the Company to make periodic transfers of Contract Value from any one Subaccount to one or more of the other Subaccounts. Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities gets averaged over time and possibly over various market cycles. The option will result in the transfer of Contract Value from one Subaccount to one or more of the other Subaccounts. Amounts transferred under this option will be credited at the price of the Subaccount as of the end of the Valuation Dates on which the transfers are effected. Since the price of a Subaccount's Accumulation Units will vary, the amounts transferred to a Subaccount will result in the crediting of a greater number of units when the price is low and a lesser number of units when the price is high. Similarly, the amounts transferred from a Subaccount will result in a debiting of a greater number of units when the price is low and a lesser number of units when the price is high. Dollar cost averaging does not guarantee profits, nor does it assure that you will not have losses.

      An Asset Reallocation/Dollar Cost Averaging form is available upon request. On the form, you must designate whether Contract Value is to be transferred on the basis of a specific dollar amount, a fixed period or earnings only, the Subaccount or Subaccounts to and from which the transfers will be made, the desired frequency of the transfers, which may be on a monthly or quarterly basis, and the length of time during which the transfers shall continue or the total amount to be transferred over time. The minimum amount that may be transferred to any one Subaccount is $25.00. The Company does not require that transfers be continued over any minimum period of time, although typically dollar cost averaging would extend over a period of at least one year.

      After the Company has received an Asset Reallocation/Dollar Cost Averaging request in proper form at its Administrative Office, the Company will transfer Contract Value in the amounts you designate from the Subaccount from which transfers are to be made to the Subaccount or Subaccounts you have chosen. The Company will effect each transfer on the date you specify or if no date is specified, on the monthly or quarterly anniversary, whichever corresponds to the period selected, of the date of receipt at the Administrative Office of an Asset Reallocation/Dollar Cost Averaging request in proper form. Transfers will be made until the total amount elected has been transferred, or until Contract Value in the Subaccount from which transfers are made has been depleted. Amounts periodically transferred under this option are not included in the 14 transfers per Contract Year that generally are allowed as discussed under "Transfers of Contract Value."

      You may make changes to the option by writing to the Company's Administrative Office or by telephone provided the proper form is completed, signed, and filed at the Company's Administrative Office. You may instruct the Company at any time to terminate the option by written request to the Company's Administrative Office. In that event, the Contract Value in the Subaccount from which transfers were being made that has not been transferred will remain in that Subaccount unless you instruct us otherwise. If you wish to continue transferring on a dollar cost averaging basis after the expiration of the applicable period, the total amount elected has been transferred, or the Subaccount has been depleted, or after the Dollar Cost Averaging Option has been canceled, a new Asset

Reallocation/ Dollar Cost Averaging form must be completed and sent to the Administrative Office. The Company requires that you wait at least a month (or a quarter if transfers were made on a quarterly basis) before reinstating Dollar Cost Averaging after it has been terminated for any reason. The Company may discontinue, modify, or suspend the Dollar Cost Averaging Option at any time. The Company does not currently charge a fee for this option.

      You may not dollar cost average Contract Value from the Fixed Account to the Subaccounts, but may dollar cost average from the DCA Plus Account to one or more Subaccounts subject to the restrictions described under "DCA Plus Account."

ASSET REALLOCATION OPTION -- Prior to the Annuity Start Date, you may authorize the Company to automatically transfer Contract Value on a quarterly, semiannual or annual basis to maintain a particular percentage allocation among the Subaccounts. The Contract Value allocated to each Subaccount will grow or decline in value at different rates during the selected period, and Asset Reallocation automatically reallocates the Contract Value in the Subaccounts to the allocation you selected on a quarterly, semiannual or annual basis, as you select. Asset Reallocation is intended to transfer Contract Value from those Subaccounts that have increased in value to those Subaccounts that have declined in value. Over time, this method of investing may help you buy low and sell high. This investment method does not guarantee profits, nor does it assure that you will not have losses.

      To elect this option an Asset Reallocation/Dollar Cost Averaging request in proper form must be received by the Company at its Administrative Office. An Asset Reallocation/Dollar Cost Averaging form is available upon request. On the form, you must indicate the applicable Subaccounts, the applicable time period and the percentage of Contract Value to be allocated to each Subaccount.

      Upon receipt of the Asset Reallocation/Dollar Cost Averaging form, the Company will effect a transfer among the Subaccounts based upon the percentages that you selected. Thereafter, the Company will transfer Contract Value to maintain that allocation on each quarterly, semiannual or annual anniversary, as applicable, of the date of the Company's receipt of the Asset Reallocation/Dollar Cost Averaging request in proper form. The amounts transferred will be credited at the price of the Subaccount as of the end of the Valuation Date on which the transfer is effected. Amounts periodically transferred under this option are not included in the 14 transfers per Contract Year that generally are allowed as discussed under "Transfers of Contract Value."

      You may make changes to the option by writing to the Company's Administrative Office or by telephone provided the proper form is completed, signed, and filed at the Company's Administrative Office. You may instruct the Company at any time to terminate this option by written request to the Company's Administrative Office. In that event, the Contract Value in the Subaccounts that has not been transferred will remain in those Subaccounts regardless of the percentage allocation unless you instruct us otherwise. If you wish to continue Asset Reallocation after it has been canceled, a new Asset Reallocation/Dollar Cost Averaging form must be completed and sent to the Company's Administrative Office. The Company may discontinue, modify, or suspend, and reserves the right to charge a fee for the Asset Reallocation Option at any time. The Company does not currently charge a fee for this option.

      Contract Value allocated to the Fixed Account may not be included in the Asset Reallocation option."

TRANSFERS OF CONTRACT VALUE -- You may transfer Contract Value among the Subaccounts upon proper written request to the Company's Administrative Office both before and after the Annuity Start Date. You may make transfers (other than transfers pursuant to the Dollar Cost Averaging and Asset Reallocation Options) by telephone if the proper form has been completed, signed and filed at the Company's Administrative Office. The minimum transfer amount is $500, or the amount remaining in a given Subaccount. The minimum transfer amount does not apply to transfers under the Dollar Cost Averaging or Asset Reallocation Options.

      The Company generally effects transfers between Subaccounts at their respective Accumulation Unit values as of the close of the Valuation Period during which the transfer request is received; however, transfer requests received at or after the cut-off time of 3:00 p.m. Central time on any Valuation Date will be effected at the Accumulation Unit value determined on the following Valuation Date. See "Cut-Off Times."


      Transfers of Contract Value to the Fixed Account are not permitted. Transfers from the Fixed Account to the Subaccounts are not permitted. Transfers from the DCA Plus Account to the Subaccounts are permitted as described in the "DCA Plus Account" section of the prospectus. The Company reserves the right to limit transfers to 14 in a Contract Year, although the Company does not limit the frequency of transfers with regard to the SBL Money Market Subaccount. The Company will so limit your transfers if we determine that you are engaging in a pattern of transfers that is disruptive to the Underlying Funds or potentially disadvantageous to other Owners and Participants with Contract Value allocated to the applicable Subaccount(s) and we believe that suspension of your electronic transfer privileges, as described below, does not adequately address your transfer activity. The Company does not assess a transfer fee on transfers.


      FREQUENT TRANSFER RESTRICTIONS. The Contract is not designed for organizations or individuals engaging in a market timing strategy, or making programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the Underlying Fund.

These kinds of strategies and transfer activities may disrupt portfolio management of the Underlying Funds in which the Subaccounts invest (such as requiring the Underlying Fund to maintain a high level of cash or causing the Underlying Fund to liquidate investments prematurely to pay withdrawals), hurt Underlying Fund performance, and drive Underlying Fund expenses (such as brokerage and administrative expenses) higher. In addition, because other insurance companies and/or retirement plans may invest in the Underlying Funds, the risk exists that the Underlying Funds may suffer harm from programmed, frequent, or large transfers among subaccounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants. These risks and costs are borne by all shareholders of the affected Underlying Fund, Owners and Participants with Contract Value allocated to the corresponding Subaccount (as well as their Designated Beneficiaries and Annuitants) and long-term investors who do not generate these costs.


      The Company has in place policies and procedures designed to restrict transfers if we determine that you are engaging in a pattern of transfers that is disruptive to the Underlying Funds or potentially disadvantageous to other Owners and Participants with Contract Value allocated to the applicable Subaccount (regardless of the number of previous transfers the Owner or Participant has made during the Contract Year). In making this determination, we monitor transfers among the Subaccounts and consider, among other things, the following factors:

-     the total dollar amount being transferred;

-     the number of transfers you made within the previous 12 months;

-     transfers to and from (or from and to) the same Subaccount;

- whether your transfers appear to follow a pattern designed to take advantage of short-term market fluctuations; and

- whether your transfers appear to be part of a group of transfers made by a third party on behalf of the individual Owners in the group.

      If the Company determines that your transfer patterns are disruptive to the Underlying Funds or potentially disadvantageous to Owners and Participants, the Company will send you a letter notifying you that it is prohibiting you from making telephone transfers or other electronic transfers and instead requiring that you submit transfer requests in writing via regular U.S. mail for a 90-day period that begins on the date of the letter. In addition, the Company will require that you submit transfer requests in writing via regular U.S. mail for a 90-day period if you make a certain number of transfers from a Subaccount followed by a transfer to that Subaccount (or to a Subaccount followed by a transfer from that Subaccount) ("round trip transfers") during the prior 12-month period, as follows.

                                                 NUMBER OF
                                                ROUND TRIPS
           SUBACCOUNT                            TRANSFERS*
--------------------------------               --------------
SBL Money Market                                 Unlimited
PIMCO VIT All Asset                                  6
Oppenheimer Balanced                                 4
MFS VIT Total Return                                 4
Van Kampen UIF Equity and Income                     4

* Number of round trip transfers in any 12-month period that will trigger a letter requiring that you submit transfer requests in writing via regular U.S. mail for a 90-day period that begins on the date of the letter.

      In addition to the Company's own frequent transfer procedures, managers of the Underlying Funds may contact the Company if they believe or suspect that there is market timing or other potentially harmful trading, and, if so, the Company will take appropriate action to protect others. In particular, the Company may, and the Company reserves the right to, reverse a potentially harmful transfer. If the Company reverses a potentially harmful transfer, it will effect such reversal not later than the close of business on the Valuation Date next following the Valuation Date in which the original transfer was effected, and the Company will inform the Owner in writing at his or her address of record.


      To the extent permitted by applicable law, the Company reserves the right to reject a transfer request at any time that the Company is unable to purchase or redeem shares of any of the Underlying Funds because of any refusal or restriction on purchases or redemptions of their shares as a result of the Underlying Fund's policies and procedures on market timing activities or other potentially abusive transfers. If the Company delays or rejects a transfer, it will do so no later than the close of business on the Valuation Date next following the Valuation Date in which the transfer request was received, and the Company will inform the Owner in writing at his or her address of record. The Company also reserves the right to implement and administer redemption fees imposed by one or more of the Underlying Funds in the future. You should read the prospectuses of the Underlying Funds for more details on their ability to refuse or restrict purchases or redemptions of their shares.


      In its sole discretion, the Company may revise its market timing procedures at any time without prior notice as the Company deems necessary or appropriate to better detect and deter programmed, frequent, or large transfers that may adversely affect other Owners, Participants, or Underlying Fund shareholders, to comply with state or federal regulatory requirements, or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). The Company may change its parameters to monitor for factors other than the number of "round trip transfers" into and out of particular Subaccounts. For purposes of applying the parameters used to detect potential market timing and other potentially harmful activity, the Company may aggregate transfers made in two or more Contracts that it believes are connected (for example, two Contracts with the same Owner, or owned by spouses, or owned by different partnerships or corporations that are under common control, etc.).

      The Company does not include transfers made pursuant to Dollar Cost Averaging and Asset Reallocation Options in these limitations. The Company may vary its market timing procedures from Subaccount to Subaccount, and may be more restrictive with regard to certain Subaccounts than others. The Company may not always apply these detection methods to Subaccounts investing in Underlying Funds that, in its judgment, would not be particularly attractive to market timers or otherwise susceptible to harm by frequent transfers.


      Contract owners seeking to engage in programmed, frequent, or large transfer activity may deploy a variety of strategies to avoid detection. The Company's ability to detect and deter such transfer activity is limited by operational systems and technological limitations. In addition, the terms of the Contract may also limit the Company's ability to restrict or deter harmful transfers. Furthermore, the identification of Owners determined to be engaged in transfer activity that may adversely affect other Owners, Participants, or Underlying Fund shareholders involves judgments that are inherently subjective. Accordingly, despite its best efforts, the Company cannot guarantee that its market timing procedures will detect every potential market timer, but the Company applies its market timing procedures consistently to all Owners without special arrangement, waiver, or exception, aside from allocations to the SBL Money Market Subaccount, which does not limit or restrict transfers. Because other insurance companies and/or retirement plans may invest in the Underlying Funds, the Company cannot guarantee that the Underlying Funds will not suffer harm from programmed, frequent, or large transfers among subaccounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.


      The Company does not limit or restrict transfers to or from the SBL Money Market Subaccount. As stated above, market timing and frequent transfer activities may disrupt portfolio management of the Underlying Funds, hurt Underlying Fund performance, and drive Underlying Fund expenses higher.

      Because the Company cannot guarantee that it can restrict or deter all harmful transfer activity, Owners bear the risks associated with such activity, including potential disruption of portfolio management of the Underlying Funds and potentially lower Underlying Fund performance and higher Underlying Fund expenses. In addition, there is a risk that the Company will not detect harmful transfer activity on the part of some Owners and, as a result, the Company will inadvertently treat those Owners differently than Owners it does not permit to engage in harmful transfer activity. Those Owners that do not engage in harmful transfer activity nonetheless will bear the cost associated with any such activity.

CONTRACT VALUE -- The Contract Value is the sum of the amounts under the Contract held in each Subaccount and the Fixed Account.


      On each Valuation Date, the amount of Contract Value allocated to any particular Subaccount will be adjusted to reflect the investment experience of that Subaccount. See "Determination of Contract Value." Contract Value allocated to the Subaccounts is not guaranteed by the Company. You bear the entire investment risk relating to the investment performance of Contract Value allocated to the Subaccounts.



      On each Valuation Date, Contract Value in the Fixed Account is equal to your Purchase Payments allocated to the Fixed Account, plus any Bonus Credit applied to the Fixed Account, plus any interest credited to the Fixed Account, less (1) any withdrawals from the Fixed Account (including any withdrawal charges and any negative market value adjustments), (2) any amount applied under Annuity Options 1 through 4, 7 or 8, (3) any annuity payments made under Annuity Options 5 and 6 and (4) any premium tax due or paid by the Company.


DETERMINATION OF CONTRACT VALUE -- Your Contract Value will vary to a degree that depends upon several factors, including

- Investment performance of the Subaccounts to which you have allocated Contract Value,

-     Interest credited to the Fixed Account,

-     Payment of Purchase Payments,

-     Full and partial withdrawals, and

- Charges assessed in connection with the Contract, including charges for any GMAB Rider selected.

The amounts allocated to the Subaccounts will be invested in shares of the corresponding Underlying Funds. The investment performance of a Subaccount will reflect increases or decreases in the net asset value per share of the corresponding Underlying Fund and any dividends or distributions declared by the Underlying Fund. Any dividends or distributions from any Underlying Fund will be automatically reinvested in shares of the same Underlying Fund, unless the Company, on behalf of the Separate Account, elects otherwise.

      Assets in the Subaccounts are divided into Accumulation Units, which are accounting units of measure used to calculate the value of an Owner's interest in a Subaccount. When you allocate Purchase Payments to a Subaccount, your Contract is credited with Accumulation Units. The number of Accumulation Units to be credited is determined by dividing the dollar amount, including any Bonus Credits, allocated to the particular Subaccount by the price for the Subaccount's Accumulation Units as of the end of the Valuation Period in which the Purchase Payment is credited.


      In addition, other transactions including full or partial withdrawals, transfers, and assessment of certain charges against the Contract affect the number of Accumulation Units credited to a Contract. The number of units credited or debited in connection with any such transaction is determined by dividing the dollar amount of such transaction by the price of the Accumulation Unit of the affected Subaccount next determined after receipt of the transaction. The price of each Subaccount is determined on each Valuation Date as of the close of the New York Stock Exchange, normally 3:00 p.m. Central time. Transactions received at or after that time on any Valuation Date will be effected at the Accumulation Unit value determined on the following Valuation Date. See "Cut-Off Times." The price of each Subaccount may be determined earlier if trading on the New York Stock Exchange is restricted or as permitted by the SEC.

      The number of Accumulation Units credited to a Contract shall not be changed by any subsequent change in the value of an Accumulation Unit, but the dollar value of an Accumulation Unit may vary from Valuation Date to Valuation Date depending upon the investment experience of the Subaccount and charges against the Subaccount.

      The price of each Subaccount's units initially was $10. The price of a Subaccount on any Valuation Date takes into account the following: (1) the investment performance of the Subaccount, which is based upon the investment performance of the corresponding Underlying Fund, (2) any dividends or distributions paid by the Underlying Fund, (3) the charges, if any, that may be assessed by the Company for taxes attributable to the operation of the Subaccount, (4) the mortality and expense risk charge under the Contract and (5) the administration charge under the Contract.

      The mortality and expense risk charge and the administration charge (which ranges from .15% to .55%, depending on the subaccounts) are factored into the accumulation unit value or "price" of each Subaccount on each Valuation Date. The Company deducts the charge for any optional Riders (the "Rider Charge") on a monthly basis. Each Subaccount declares a monthly dividend and the Company deducts the Rider Charge from this monthly dividend upon its reinvestment in the Subaccount. The Rider Charge is a percentage of your Contract Value allocated to the Subaccount as of the reinvestment date. The monthly dividend is paid only for the purpose of collecting the Rider Charge. If you have selected an optional Rider, your Contract Value will be reduced in the amount of your Rider Charge upon reinvestment of the Subaccount's monthly dividend. The Company deducts the Rider Charge only upon reinvestment of the monthly dividend and does not assess a Rider Charge upon a full or partial withdrawal from the Contract. The Company reserves the right to compute and deduct the Rider Charge from each Subaccount on each Valuation Date. See the Statement of Additional Information for a more detailed discussion of how the Rider Charge is deducted.

CUT-OFF TIMES -- Any financial transactions involving your Contract, including those submitted by telephone, must be received by us before any announced closing of the New York Stock Exchange to be processed on the current Valuation Date. The New York Stock Exchange normally closes at 3:00 p.m. Central time so financial transactions must be received by that time (the "cut-off time"). Financial transactions received at or after the applicable cut-off time will be processed on the following Valuation Date. Financial transactions include transfers, full and partial withdrawals, death benefit payments, and Purchase Payments.

FULL AND PARTIAL WITHDRAWALS -- An Owner may make a partial withdrawal of Contract Value, or surrender the Contract for its Withdrawal Value. A full or partial withdrawal, including a systematic withdrawal, may be taken from Contract Value at any time while the Owner is living and before the Annuity Start Date, subject to limitations under the applicable plan for Qualified Plans and applicable law. Withdrawals (other than systematic withdrawals) after the Annuity Start Date are permitted only under Annuity Options 5, 6 and 7 (unless the Owner has elected fixed annuity payments under Option 7). See "Annuity Period" for a discussion of withdrawals after the Annuity Start Date. A full or partial withdrawal request will be effective as of the end of the Valuation Period that a proper Withdrawal Request form is received by the Company at its Administrative Office; however, if a Withdrawal Request form is received on a Valuation Date at or after the cut-off time of 3:00 p.m. Central time, the withdrawal will be effected at the Accumulation Unit value determined on the following Valuation Date. See "Cut-Off Times." A proper written request must include the written consent of any effective assignee or irrevocable Beneficiary, if applicable.


      The proceeds received upon a full withdrawal will be the Contract's Withdrawal Value. The Withdrawal Value is equal to the Contract Value as of the end of the Valuation Period during which a proper Withdrawal Request form is received by the Company at its Administrative Office, less any applicable withdrawal charges and any uncollected premium taxes to reimburse the Company for any tax on premiums on a Contract that may be imposed by various states and municipalities and, with respect to the Fixed Account, the sum of any market value adjustments that apply to the withdrawal of all Guarantee Periods under the Contract (which adjustments may increase or decrease the withdrawal amount). See "Contingent Deferred Sales Charge," "Market Value Adjustment," and "Premium Tax Charge." The amount subject to a market value adjustment, if any, is not reduced by any withdrawal charge assessed on a withdrawal from the Fixed Account (i.e. the market value adjustment, if assessed, is assessed on the total amount withdrawn from the Fixed Account before deduction of any withdrawal charge). Similarly, the withdrawal charge on a withdrawal from the Fixed Account, if any, is not reduced by any market value adjustment assessed. The Withdrawal Value during the Annuity Period under Option 7 is the present value of future annuity payments commuted at the assumed interest rate, less any applicable withdrawal charges any uncollected premium taxes and plus the sum of any market value adjustments (which may increase or decrease the withdrawal amount).


      The Company requires the signature of all Owners on any request for withdrawal, and a guarantee of all such signatures to effect the transfer or exchange of all or part of the Contract for another investment. The signature guarantee must be provided by an eligible guarantor, such as a bank, broker, credit union, national securities exchange or savings association. The Company further requires that any request to transfer or exchange all or part of the Contract for another investment be made upon a transfer form provided by the Company which is available upon request.


      A partial withdrawal may be requested for a specified percentage or dollar amount of Contract Value. Each partial withdrawal must be at least $500 except systematic withdrawals discussed below. A request for a partial withdrawal will result in a payment by the Company of the amount specified in the partial withdrawal request less any applicable withdrawal or premium tax charge and plus the sum of any market value adjustments (which may increase or decrease the withdrawal amount). Any withdrawal charge on partial withdrawals (including systematic withdrawals) will be deducted from the requested payment amount as will any premium tax charge. Similarly, the sum of any market value adjustments will increase or decrease the requested payment amount. If a partial withdrawal is requested after the first Contract Year that would leave the Withdrawal Value in the Contract less than $2,000, the Company reserves the right to treat the partial withdrawal as a request for a full withdrawal.


      The Company will deduct the amount of a partial withdrawal from the Contract Value in the Subaccounts and the Fixed Account in the same proportion that Contract Value is allocated among the Subaccounts and the Fixed Account.

      A full or partial withdrawal, including a systematic withdrawal, may result in receipt of taxable income to the Owner and, if made prior to the Owner attaining age 59 1/2, may be subject to a 10% penalty tax. In the case of Contracts issued in connection with retirement plans that meet the requirements of Section 403(b) or 408 of the Internal Revenue Code, reference should be made to the terms of the particular Qualified Plan for any limitations or restrictions on withdrawals. For more information, see "Restrictions on Withdrawals from Qualified Plans." The tax consequences of a withdrawal under the Contract should be carefully considered. See "Federal Tax Matters."


SYSTEMATIC WITHDRAWALS -- The Company currently offers a feature under which you may select systematic withdrawals. Under this feature, an Owner may elect to receive systematic withdrawals while the Owner is living and before the Annuity Start Date by sending a properly completed Request for Scheduled Systematic Payments form to the Company at its Administrative Office. This option may be elected at any time. An Owner may designate the systematic withdrawal amount as a percentage of Contract Value, as a fixed period, as level payments, as a specified dollar amount, as all earnings in the Contract, or based upon the life expectancy of the Owner or the Owner and a beneficiary. An Owner also may designate the desired frequency of the systematic withdrawals, which may be monthly, quarterly, semiannual or annual. The Owner may stop or modify systematic withdrawals upon proper written request received by the Company at its Administrative Office at least 30 days in advance of the requested date of termination or modification. A proper request must include the written consent of any effective assignee or irrevocable Beneficiary, if applicable.



      Each systematic withdrawal must be at least $100. Upon payment, your Contract Value will be reduced by an amount equal to the payment proceeds plus any applicable withdrawal charge and premium tax and plus the sum of any market value and adjustments (which may increase or decrease the systematic withdrawal amount).



      In no event will payment of a systematic withdrawal exceed the Withdrawal Value. The Contract will automatically terminate if a systematic withdrawal causes the Contract's Withdrawal Value to equal $0.


      The Company will effect each systematic withdrawal as of the end of the Valuation Period during which the withdrawal is scheduled. The deduction caused by the systematic withdrawal, including any applicable withdrawal charge, will be allocated to your Contract Value in the Subaccounts and the Fixed Account in the same proportion that Contract Value is allocated among the Subaccounts and the Fixed Account.

      The Company may, at any time, discontinue, modify, suspend or charge a fee for systematic withdrawals. You should consider carefully the tax consequences of a systematic withdrawal, including the 10% penalty tax which may be imposed on withdrawals made prior to the Owner attaining age 59 1/2. See "Restrictions on Withdrawals from Qualified Plans" and "Federal Tax Matters."

FREE-LOOK RIGHT -- You may return a Contract within the Free-Look Period, which is generally a ten-day period beginning when you receive the Contract. Purchase Payments received during the Free-Look period will be allocated according to your instructions contained in the application or more recent instructions, if any. If you return your Contract during the Free-Look Period, the Company will then deem void the returned Contract and will refund to you as of the Valuation Date on which the Company receives your Contract, Purchase Payments allocated to the Fixed Account (not including any Bonus Credits). The Company will also refund any Contract Value allocated to the Subaccounts based upon the value of Accumulation Units next determined after we receive your Contract, plus any charges deducted from such Contract Value, less the Contract Value attributable to any Bonus Credits. Because the Company will deduct the current value of any Bonus Credits from the amount of Contract Value refunded to you, the Company will bear the investment risk associated with Bonus Credits during the Free-Look Period.



      Some states' laws require us to refund your Purchase Payments instead of your Contract Value. If your Contract is delivered in one of those states and you return your Contract during the Free-Look Period, the Company will refund Purchase Payments (not including any Bonus Credits) rather than Contract Value.


DEATH BENEFIT -- You should consider the following provisions carefully when choosing the Designated Beneficiary, Annuitant, any Joint Annuitant, and any Joint Owner, as well as before changing any of these parties. Naming different persons as Owner(s), Annuitant(s) and Designated Beneficiary(ies) can have important impacts on whether the death benefit is paid, and on who would receive it.

      If the Owner dies prior to the Annuity Start Date while this Contract is in force, the Company will calculate the death benefit proceeds payable to the Designated Beneficiary as of the Valuation Date the Company receives due proof of the Owner's death and instructions regarding payment to the Designated Beneficiary. If there are Joint Owners, the death benefit proceeds will be calculated upon receipt of due proof of death of either Owner and instructions regarding payment.

      If the surviving spouse of the deceased Owner is the sole Designated Beneficiary, such spouse may elect to continue the Contract in force, subject to certain limitations. See "Distribution Requirements" below. If the Owner is not a natural person, the death benefit proceeds will be calculated upon receipt of due proof of death of the Annuitant prior to the Annuity Start Date and instructions regarding payment. If the death of the Owner occurs on or after the Annuity Start Date, any death benefit will be determined according to the terms of the Annuity Option. See "Annuity Options."

      The death benefit proceeds will be the death benefit reduced by any uncollected premium tax. If the age of each Owner (or Annuitant, if the Owner is not a natural person) was 80 or younger on the Contract Date and an Owner dies prior to the Annuity Start Date while this Contract is in force, the amount of the death benefit will be the greater of:


1. The sum of all Purchase Payments (not including Bonus Credits), less any reductions caused by previous withdrawals (including withdrawal charges and any negative market value adjustments), or


2. The Contract Value on the Valuation Date due proof of death and instructions regarding payment are received by the Company.

      If any Owner (or Annuitant, if the Owner is not a natural person) was age 81 or older on the Contract Date, the death benefit will be as set forth in item 2 above.

      The death benefit proceeds will be paid to the Designated Beneficiary in a single sum or under one of the Annuity Options, as elected by the Designated Beneficiary. However, if the Owner has completed a restricted beneficiary designation form, the death benefit proceeds will be paid to the Designated Beneficiary in the manner specified on the form. IF THE COMPANY DOES NOT RECEIVE AT ITS ADMINISTRATIVE OFFICE WITHIN SIX MONTHS OF THE DATE OF THE OWNER'S DEATH INSTRUCTIONS REGARDING THE DEATH BENEFIT PAYMENT, THE DEATH BENEFIT WILL BE AS SET FORTH IN ITEM 2 ABOVE. If the Designated Beneficiary is to receive annuity payments under an Annuity Option, there may be limits under applicable law on the amount and duration of payments that the Beneficiary may receive, and requirements respecting timing of payments. A tax adviser should be consulted in considering Annuity Options. See "Federal Tax Matters" and "Distribution Requirements" for a discussion of the tax consequences in the event of death.

DISTRIBUTION REQUIREMENTS -- For Contracts issued in connection with a Non-Qualified Plan, if the surviving spouse of the deceased Owner is the sole Designated Beneficiary, such spouse may elect to continue this Contract in force until the earliest of the spouse's death or the Annuity Start Date or receive the death benefit proceeds. If the surviving spouse elects to continue the Contract, no death benefit will be paid and Contract Value will not be adjusted to reflect the amount of any death benefit; provided, however, that the Designated Beneficiary will be entitled to receive the death benefit proceeds in accordance with the terms of the Contract upon the death of the surviving spouse.

      For any Designated Beneficiary other than a surviving spouse, only those options may be chosen that provide for complete distribution of such Owner's interest in the Contract within five years of the death of the Owner. If the Designated Beneficiary is a natural person, that person alternatively can elect to begin receiving annuity payments within one year of the Owner's death over a period not extending beyond his or her life or life expectancy. If the Owner of the Contract is not a natural person, these distribution rules are applicable upon the death of or a change in the primary Annuitant.

      For Contracts issued in connection with a Qualified Plan, the terms of the particular Qualified Plan and the Internal Revenue Code should be reviewed with respect to limitations or restrictions on distributions following the death of the Owner or Annuitant. Because the rules applicable to Qualified Plans are extremely complex, a competent tax adviser should be consulted.

DEATH OF THE ANNUITANT -- If the Annuitant dies prior to the Annuity Start Date, and the Owner is a natural person and is not the Annuitant, no death benefit proceeds will be payable under the Contract. The Owner may name a new Annuitant within 30 days of the Annuitant's death. If a new Annuitant is not named, the Company will designate the Owner as Annuitant. On the death of the Annuitant after the Annuity Start Date, any guaranteed payments remaining unpaid will continue to be paid to the Designated Beneficiary pursuant to the Annuity Option in force at the date of death.

CHARGES AND DEDUCTIONS


CONTINGENT DEFERRED SALES CHARGE -- The Company does not deduct sales charges from purchase payments before allocating them to your Contract Value. However, except as set forth below, the Company may assess a contingent deferred sales charge (which may also be referred to as a withdrawal charge) on a full or partial withdrawal, including systematic withdrawals, depending upon the Contract Year in which the withdrawal is made. Purchase Payments include Bonus Credits for purposes of assessing the withdrawal charge. As such, Bonus Credits are subject to withdrawal charges on the same basis as Purchase Payments in the event of a full or partial withdrawal of any such Bonus Credits.



      The Company will waive the withdrawal charge on withdrawals to the extent that total withdrawals in a Contract Year, including systematic withdrawals, do not exceed the Free Withdrawal amount. The Free Withdrawal amount is equal in the first Contract Year to 10% of Purchase Payments, excluding any Bonus Credit, made during the year. The Free Withdrawal amount in any other Contract Year is equal to 10% of Contract Value as of the first Valuation Date of that Contract Year. You forfeit any Free Withdrawal amount not used in a Contract Year. The withdrawal charge applies to the portion of any withdrawal consisting of Purchase Payments and any Bonus Credits that exceeds the Free Withdrawal amount.



      The withdrawal charge does not apply to withdrawals of earnings. For the purpose of determining any withdrawal charge, the Company deems any withdrawals that are subject to the withdrawal charge to be made first from Purchase Payments then from Bonus Credits and then from earnings. Free Withdrawal amounts do not reduce purchase payments or Bonus Credits for the purpose of determining future withdrawal charges. The amount of the charge will depend on the Contract Year in which the withdrawal is made according to the following schedule:



                   WITHDRAWAL
CONTRACT YEAR        CHARGE
---------------    ------------
      1                7%
      2                7%
      3                7%
      4                6%
      5                5%
 6 and later           0%



      The Company will deduct the withdrawal charge from your withdrawal payment, unless you request that the charge be deducted from remaining Contract Value and provided there is sufficient Contract Value available. The amount deducted from the remaining Contract Value to pay the withdrawal charge will also be subject to a withdrawal charge. In no event will the amount of any withdrawal charge, when added to such charge previously assessed against any amount withdrawn from the Contract, exceed 7% of Purchase Payments and Bonus Credits paid under the Contract. In addition, no withdrawal charge will be imposed upon: (1) payment of death benefit proceeds; or (2) annuity options that provide for payments for life, or a period of at least 7 years. The Company will assess the withdrawal charge against the Subaccounts and the Fixed Account in the same proportion as the withdrawal proceeds are allocated. The amount subject to a market value adjustment, if any, is not reduced by any withdrawal charge assessed on a withdrawal from the Fixed Account (i.e. the market value adjustment, if assessed, is assessed on the total amount withdrawn from the Fixed Account before deduction of any withdrawal charge). Similarly, the withdrawal charge on a withdrawal from the Fixed Account, if any, is not reduced by any market value adjustment assessed.


      The withdrawal charge is designed to reimburse the Company for costs and other expenses associated with the promotion and sales of the Contract, such as paying sales commissions to broker-dealers. It is expected that actual expenses will be greater than the amount of the withdrawal charge. To the extent that all sales expenses are not recovered from the charge, such expenses may be recovered from other charges, including amounts derived indirectly from the charge for mortality and expense risk.


MORTALITY AND EXPENSE RISK CHARGE -- The Company deducts a daily charge from the assets of each Subaccount for mortality and expense risks assumed by the Company under the Contract. The charge is equal to an annual rate of 1.15% of each Subaccount's average daily net assets. This amount is intended to compensate the Company for certain mortality and expense risks the Company assumes in offering and administering the Contract and in operating the Subaccounts. The mortality and expense risk charge is also deducted during the Annuity Period. Under Annuity Options 5 and 6 the mortality and expense risk charge is 1.15% on an annual basis and is 1.25% on an annual basis for Annuity Options 1 through 4, 7 and 8.


      The expense risk is the risk that the Company's actual expenses in issuing and administering the Contract and operating the Subaccounts will be more than the charges assessed for such expenses. The mortality risk borne by the Company is the risk that Annuitants, as a group, will live longer than the Company's actuarial tables predict. In this event, the Company guarantees that annuity payments will not be affected by a change in mortality experience that results in the payment of greater annuity income than assumed under the Annuity Options in the Contract. The Company also assumes a mortality risk in connection with the death benefit under the Contract.

      The Company may ultimately realize a profit from this charge to the extent it is not needed to cover mortality and administrative expenses, but the Company may realize a loss to the extent the charge is not sufficient. The Company may use any profit derived from this charge for any lawful purpose, including distribution expenses. See "Determination of Contract Value" for more information about how the Company deducts the mortality and expense risk charge.

ADMINISTRATION CHARGE -- The Company deducts a daily administration charge equal to an annual percentage rate of each Subaccount's average daily net assets. The administration charge varies by Subaccount and is 0.15% for the MFS VIT Total Return, PIMCO VIT All Asset, SBL Managed Asset Allocation and SBL Money Market Subaccounts; 0.30% for the Van Kampen UIF Equity and Income Subaccount; and 0.55% for the Oppenheimer Balanced VA Subaccount. The purpose of this charge is to compensate the Company for the expenses associated with administration of the Contract and operation of the Subaccounts.


MARKET VALUE ADJUSTMENT -- A market value adjustment is made in connection with certain withdrawals from the Fixed Account. The adjustment may increase or decrease your Contract Value. A market value adjustment may also be applied if Fixed Account Contract Value is applied to an Annuity Option. See "Withdrawals from the Fixed Account" And "Annuity Period."


PREMIUM TAX CHARGE -- Various states and municipalities impose a tax on premiums on annuity contracts received by insurance companies. Whether or not a premium tax is imposed will depend upon, among other things, the Owner's state of residence, the Annuitant's state of residence, and the insurance tax laws and the Company's status in a particular state. The Company assesses a premium tax charge to reimburse itself for premium taxes that it incurs in connection with a Contract. The Company deducts this charge when due, typically upon the Annuity Start Date or payment of a Purchase Payment. The Company may deduct premium tax upon a full withdrawal if a premium tax has been incurred and is not refundable. In Maine, the Company deducts the premium tax from Purchase Payments applied to a Non-Qualified Plan. Partial withdrawals, including systematic withdrawals, may be subject to a premium tax charge if a premium tax is incurred on the withdrawal by the Company and is not refundable. The Company reserves the right to deduct premium taxes when due or any time thereafter. Premium tax rates currently range from 0% to 3.5%, but are subject to change by a governmental entity.

OTHER CHARGES -- The Company may charge the Separate Account or the Subaccounts for the federal, state, or local taxes incurred by the Company that are attributable to the Separate Account or the Subaccounts, or to the operations of the Company with respect to the Contract, or that are attributable to payment of premiums or acquisition costs under the Contract. No such charge is currently assessed. See "Tax Status of the Company and the Separate Account" and "Charge for the Company's Taxes."

VARIATIONS IN CHARGES -- The Company may reduce or waive the amount of the contingent deferred sales charge and certain other charges for a Contract where the expenses associated with the sale of the Contract or the administrative and maintenance costs associated with the Contract are reduced for reasons such as the amount of the initial Purchase Payment or projected Purchase Payments or the Contract is sold in connection with a group or sponsored arrangement.

OPTIONAL RIDER CHARGE -- In addition to the charges and deductions discussed above, you may purchase one of the optional GMAB riders. The Company makes these riders available only at issue.


      The Company deducts a monthly charge from Contract Value in the Subaccounts for any riders elected by the Owner. The Company generally will deduct the monthly rider charge from Contract Value in the Subaccount beginning on the Contract Date and ending on the Annuity Start Date. However, the Company reserves the right to deduct the rider charge on each Valuation Date rather than monthly. If the Company exercises this right the rider charge would be factored into the Accumulation Unit value on each Valuation Date. The amount of each rider charge is equal to a percentage, on an annual basis, of your Contract Value. Each rider and its charge are listed below.


OPTIONAL RIDER EXPENSES
(as a percentage of Contract Value in the Subaccounts)


                                                 Annual
                                              Rider Charge
                                              ------------
Five-Year Guaranteed Minimum Accumulation       0.75%(1)
Benefit

Ten-Year Guaranteed Minimum Accumulation        0.75%(1)
Benefit



(1) This is the guaranteed charge for the optional riders. The current charge for each rider is 0.40% on an annual basis. The Company may increase the current charge at the time of reset, but not above the maximum charge of 0.75%. Please see the discussion under "Optional Riders."


GUARANTEE OF CERTAIN CHARGES -- The Company guarantees that: (1) the charge for mortality and expense risks will not exceed an annual rate of 1.15% (1.25% during the Annuity Period) of each Subaccount's average daily net assets; and
(2) the administration charge will not exceed an annual rate of 0.55% of each Subaccount's average daily net assets.

UNDERLYING FUND EXPENSES -- Each Subaccount of the Separate Account purchases shares at the net asset value of the corresponding Underlying Fund. Each Underlying Fund's net asset value reflects the investment advisory fee and other expenses that are deducted from the assets of the Underlying Fund. These fees and expenses are not deducted from the Subaccounts, but are paid from the assets of the corresponding Underlying Fund. As a result, the Owner indirectly bears a pro rata portion of such fees and expenses. The advisory fees and other expenses, if any, which are more fully described in each Underlying Fund's prospectus, are not specified or fixed under the terms of the Contract.

ANNUITY PERIOD


GENERAL -- You select the Annuity Start Date at the time of application. The Annuity Start Date may not be prior to the third annual Contract Anniversary (first annual Contract Anniversary for Contracts issued in Florida) and may not be deferred beyond the Annuitant's 95th birthday, although the terms of a Qualified Plan and the laws of certain states may require that you start annuity payments at an earlier age. If you do not select an Annuity Start Date, the Annuity Start Date will be the oldest Annuitant's 95th birthday. If you do not select an Annuity Option, annuity payments will not begin until you make a selection, which may be after the Annuity Start Date. See "Selection of an Option." If there are Joint Annuitants, the birth date of the older Annuitant will be used to determine the latest Annuity Start Date.



      On the Annuity Start Date, the proceeds under the Contract will be applied to provide an Annuity under one of the options described below. Each option is available in two forms -- either as a variable Annuity for use with the Subaccounts or as a fixed Annuity for use with the Fixed Account. A combination variable and fixed Annuity is also available. Variable annuity payments will fluctuate with the investment performance of the applicable Subaccounts while fixed annuity payments will not. Unless you direct otherwise, proceeds derived from Contract Value allocated to the Subaccounts will be applied to purchase a variable Annuity and proceeds derived from Contract Value allocated to the Fixed Account will be applied to purchase a fixed Annuity. The proceeds under the Contract will be equal to your Contract Value in the Subaccounts and the Fixed Account (including the sum of any market value adjustments, which may increase or decrease the amount received) as of the Annuity Start Date, reduced by any applicable premium taxes.


      The Contract provides for eight Annuity Options. The Company may make other Annuity Options available upon request. Annuity payments under Annuity Options 1 through 4, 7 and 8 are based upon annuity rates that vary with the Annuity Option selected. In the case of Options 1 through 4 and 8, the annuity rates will vary based on the age and sex of the Annuitant, except that unisex rates are available where required by law. The annuity rates reflect the Annuitant's life expectancy based upon the Annuitant's age as of the Annuity Start Date and the Annuitant's gender, unless unisex rates apply. The annuity rates are based upon the 1983(a) mortality table with mortality improvement under projection scale G and are adjusted to reflect an assumed interest rate of 3.5%, compounded annually. In the case of Options 5 and 6 as described below, annuity payments are based upon Contract Value without regard to annuity rates.

      Annuity Options 1 through 4 and 8 provide for payments to be made during the lifetime of the Annuitant. Annuity payments under such options cease in the event of the Annuitant's death, unless the option provides for a guaranteed minimum number of payments, for example a life income with guaranteed payments of 5, 10, 15 or 20 years. The level of annuity payments will be greater for shorter guaranteed periods and less for longer guaranteed periods. Similarly, payments will be greater for life annuities than for joint and survivor annuities, because payments for life annuities are expected to be made for a shorter period.

      You may elect to receive annuity payments on a monthly, quarterly, semiannual, or annual basis, although no payments will be made for less than $100. If the frequency of payments selected would result in payments of less than $100, the Company reserves the right to change the frequency. For example, if you select monthly payments and your payment amount would be $75 per month, the Company could elect to change your payment frequency to quarterly as less frequent payments will result in a larger payment amount (assuming the same amount is applied to purchase the annuity).

      You may designate or change an Annuity Start Date, Annuity Option, or Annuitant, provided proper written notice is received by the Company at its Administrative Office at least 30 days prior to the Annuity Start Date set forth in the Contract. The date selected as the new Annuity Start Date must be at least 30 days after the date written notice requesting a change of Annuity Start Date is received at the Company's Administrative Office.

      Once annuity payments have commenced under Annuity Options 1 through 4 and 8, an Annuitant or Owner cannot change the Annuity Option and cannot make partial withdrawals or surrender his or her annuity for the Withdrawal Value. An Owner also cannot change the Annuity Option or make partial withdrawals or surrender his or her annuity for the Withdrawal Value if he or she has elected fixed annuity payments under Option 7. Under Annuity Options 5 and 6, an Owner may make full or partial withdrawals of Contract Value (other than systematic withdrawals), subject to any applicable withdrawal charge, and premium tax charge.

      If an Owner has elected variable annuity payments or a combination of variable and fixed annuity payments under Option 7, an Owner may elect to withdraw the present value of future annuity payments, commuted at the assumed interest rate, subject to a reduction for any applicable withdrawal charge and any uncollected premium tax. If the Owner elects a partial withdrawal under Option 7, future variable annuity payments will be reduced as a result of such withdrawal. The Company will make payment in the amount of the partial withdrawal requested and will reduce the amount of future annuity payments by a percentage that is equal to the ratio of (i) the partial withdrawal, plus any applicable withdrawal charge and any uncollected premium tax, over (ii) the present value of future annuity payments, commuted at the assumed interest rate. The number of Annuity Units used in calculating future variable annuity payments is reduced by the applicable percentage. The Owner may not make systematic withdrawals under Option 7. See "Value of Variable Annuity Payments: Assumed Interest Rate" for more information with regard to how the Company calculates variable annuity payments.

      An Owner may transfer Contract Value among the Subaccounts during the Annuity Period.

      The Contract specifies annuity tables for Annuity Options 1 through 4, 7 and 8, described below. The tables contain the guaranteed minimum dollar amount (per $1,000 applied) of the first annuity payment for a variable Annuity and each annuity payment for a fixed Annuity.

ANNUITY OPTIONS --

      OPTION 1 -- LIFE INCOME. Periodic annuity payments will be made during the lifetime of the Annuitant. It is possible under this Option for any Annuitant to receive only one annuity payment if the Annuitant's death occurred prior to the due date of the second annuity payment, two if death occurred prior to the due date of the third annuity payment, etc. THERE IS NO MINIMUM NUMBER OF PAYMENTS GUARANTEED UNDER THIS OPTION. PAYMENTS WILL CEASE UPON THE DEATH OF THE ANNUITANT REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.


      OPTION 2 -- LIFE INCOME WITH GUARANTEED PAYMENTS OF 5, 10, 15 OR 20 YEARS. Periodic annuity payments will be made during the lifetime of the Annuitant with the promise that if, at the death of the Annuitant, payments have been made for less than a stated period, which may be five, ten, fifteen or twenty years, as elected by the Owner, annuity payments will be continued during the remainder of such period to the Designated Beneficiary. Upon the Annuitant's death after the period certain, no further annuity payments will be made.


      OPTION 3 -- LIFE WITH INSTALLMENT OR UNIT REFUND OPTION. Periodic annuity payments will be made during the lifetime of the Annuitant with the promise that, if at the death of the Annuitant, the number of payments that has been made is less than the number determined by dividing the amount applied under this Option by the amount of the first payment, annuity payments will be continued to the Designated Beneficiary until that number of payments has been made.

      OPTION 4 --

      A. JOINT AND LAST SURVIVOR. Annuity payments will be made as long as either Annuitant is living. Upon the death of one Annuitant, Annuity Payments continue to the surviving Annuitant at the same or a reduced level of 75%, 66 2/3% or 50% of Annuity Payments as elected by the Owner at the time the Annuity Option is selected. With respect to fixed annuity payments, the amount of the annuity payment, and with respect to variable annuity payments, the number of Annuity Units used to determine the annuity payment, is reduced as of the first annuity payment following the Annuitant's death. It is possible under this Option for only one annuity payment to be made if both Annuitants died prior to the second annuity payment due date, two if both died prior to the third annuity payment due date, etc. AS IN THE CASE OF OPTION 1, THERE IS NO MINIMUM NUMBER OF PAYMENTS GUARANTEED UNDER THIS OPTION 4A. PAYMENTS CEASE UPON THE DEATH OF THE LAST SURVIVING ANNUITANT, REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

      B. JOINT AND LAST SURVIVOR WITH GUARANTEED PAYMENTS OF 5, 10, 15 OR 20 YEARS. You may also select Option 4 with guaranteed payments. Annuity payments will be made as long as either Annuitant is living. Upon the death of one Annuitant, Annuity

Payments continue to the surviving Annuitant at the same level with the promise that if, at the death of the both Annuitants, payments have been made for less than a stated period, which may be five, ten, fifteen or twenty years, as elected by the Owner, annuity payments will be continued during the remainder of such period to the Designated Beneficiary. Upon the last death of the Annuitants after the period certain, no further annuity payments will be made.


      OPTION 5 -- PAYMENTS FOR SPECIFIED PERIOD. Periodic annuity payments will be made for a fixed period, which may be from 5 to 20 years, as elected by the Owner. The amount of each annuity payment is determined by dividing Contract Value by the number of annuity payments remaining in the period. If, at the death of all Annuitants, payments have been made for less than the selected fixed period, the remaining unpaid payments will be paid to the Designated Beneficiary.

      OPTION 6 -- PAYMENTS OF A SPECIFIED AMOUNT. Periodic annuity payments of the amount elected by the Owner will be made until Contract Value is exhausted, with the guarantee that, if, at the death of all Annuitants, all guaranteed payments have not yet been made, the remaining unpaid payments will be paid to the Designated Beneficiary.

      OPTION 7 -- PERIOD CERTAIN. Periodic annuity payments will be made for a stated period, which may be 5, 10, 15 or 20 years, as elected by the Owner. This option differs from Option 5 in that annuity payments are calculated on the basis of Annuity Units rather than as a percentage of Contract Value. If the Annuitant dies prior to the end of the period, the remaining payments will be made to the Designated Beneficiary.

      OPTION 8 -- JOINT AND CONTINGENT SURVIVOR OPTION. Periodic annuity payments will be made during the life of the primary Annuitant. Upon the death of the primary Annuitant, payments will be made to the contingent Annuitant during his or her life. If the contingent Annuitant is not living upon the death of the primary Annuitant, no payments will be made to the contingent Annuitant. It is possible under this Option for only one annuity payment to be made if both Annuitants died prior to the second annuity payment due date, two if both died prior to the third annuity payment due date, etc. AS IN THE CASE OF OPTIONS 1 AND 4A, THERE IS NO MINIMUM NUMBER OF PAYMENTS GUARANTEED UNDER THIS OPTION. PAYMENTS CEASE UPON THE DEATH OF THE LAST SURVIVING ANNUITANT, REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

      VALUE OF VARIABLE ANNUITY PAYMENTS: ASSUMED INTEREST RATE. The annuity tables used to calculate variable annuity payments for Annuity Options 1 through 4, 7 and 8 are based on an "assumed interest rate" of 3 1/2%, compounded annually. Variable annuity payments generally increase or decrease from one annuity payment date to the next based upon the performance of the applicable Subaccounts during the interim period adjusted for the assumed interest rate. If the performance of the Subaccount selected is equal to the assumed interest rate, the annuity payments will remain constant. If the performance of the Subaccounts is greater than the assumed interest rate, the annuity payments will increase and if it is less than the assumed interest rate, the annuity payments will decline. A higher assumed interest rate would mean a higher initial annuity payment but the amount of the annuity payment would increase more slowly in a rising market (or the amount of the annuity payment would decline more rapidly in a declining market). A lower assumption would have the opposite effect.

      The Company calculates variable annuity payments under Options 1 through 4, 7 and 8 using Annuity Units. The value of an Annuity Unit for each Subaccount is determined as of each Valuation Date and was initially $1.00. The Annuity Unit value of a Subaccount as of any subsequent Valuation Date is determined by adjusting the Annuity Unit value on the previous Valuation Date for (1) the interim performance of the corresponding Underlying Fund; (2) any dividends or distributions paid by the corresponding Underlying Fund; (3) the mortality and expense risk and administration charges; (4) the charges, if any, that may be assessed by the Company for taxes attributable to the operation of the Subaccount; and (5) the assumed interest rate.

      The Company determines the number of Annuity Units used to calculate each variable annuity payment as of the Annuity Start Date. As discussed above, the Contract specifies annuity rates for Options 1 through 4, 7 and 8 for each $1,000 applied to an Annuity Option. The proceeds under the Contract as of the Annuity Start Date, are divided by $1,000 and the result is multiplied by the rate per $1,000 specified in the annuity tables to determine the initial annuity payment for a variable annuity and the guaranteed monthly annuity payment for a fixed annuity.

      On the Annuity Start Date, the Company divides the initial variable annuity payment by the value as of that date of the Annuity Unit for the applicable Subaccount to determine the number of Annuity Units to be used in calculating subsequent annuity payments. If variable annuity payments are allocated to more than one Subaccount, the number of Annuity Units will be determined by dividing the portion of the initial variable annuity payment allocated to a Subaccount by the value of that Subaccount's Annuity Unit as of the Annuity Start Date. The initial variable annuity payment is allocated to the Subaccounts in the same proportion as the Contract Value is allocated as of the Annuity Start Date. The number of Annuity Units will remain constant for subsequent annuity payments, unless the Owner transfers Annuity Units among Subaccounts or makes a withdrawal under Option 7.

      Subsequent variable annuity payments are calculated by multiplying the number of Annuity Units allocated to a Subaccount by the value of the Annuity Unit as of the date of the annuity payment. If the annuity payment is allocated to more than one

Subaccount, the annuity payment is equal to the sum of the payment amount determined for each Subaccount.

SELECTION OF AN OPTION -- You should carefully review the Annuity Options with your financial or tax adviser. For Contracts used in connection with a Qualified Plan, reference should be made to the terms of the particular plan and the requirements of the Internal Revenue Code for pertinent limitations respecting annuity payments and other matters. For instance, Qualified Plans generally require that annuity payments begin no later than April 1 of the calendar year following the year in which the Annuitant reaches age 70 1/2. In addition, under a Qualified Plan, the period elected for receipt of annuity payments under Annuity Options (other than Life Income) generally may be no longer than the joint life expectancy of the Annuitant and beneficiary in the year that the Annuitant reaches age 70 1/2, and must be shorter than such joint life expectancy if the beneficiary is not the Annuitant's spouse and is more than ten years younger than the Annuitant.

      The Company does not allow the Annuity Start Date to be deferred beyond the Annuitant's 95th birthday.

THE FIXED ACCOUNT


      You may allocate all or a portion of your Purchase Payments to the Fixed Account (subject to certain minimum allocations to the Fixed Account that may be required if you have selected one of the Guaranteed Minimum Accumulation Benefit riders). Amounts allocated to the Fixed Account become part of the Company's General Account, which supports the Company's insurance and annuity obligations. The General Account is subject to regulation and supervision by the Kansas Department of Insurance and is also subject to the insurance laws and regulations of other jurisdictions in which the Contract is distributed. In reliance on certain exemptive and exclusionary provisions, interests in the Fixed Account have not been registered as securities under the Securities Act of 1933 (the "1933 Act") and the Fixed Account has not been registered as an investment company under the Investment Company Act of 1940 (the "1940 Act"). Accordingly, neither the Fixed Account nor any interests therein are generally subject to the provisions of the 1933 Act or the 1940 Act. The Company has been advised that the staff of the SEC has not reviewed the disclosure in this Prospectus relating to the Fixed Account. This disclosure, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the Prospectus. This Prospectus is generally intended to serve as a disclosure document only for aspects of a Contract involving the Separate Account and contains only selected information regarding the Fixed Account. For more information regarding the Fixed Account, see "The Contract."


      Amounts allocated to the Fixed Account become part of the General Account of the Company, which consists of all assets owned by the Company other than those in the Separate Account and other separate accounts of the Company. Subject to applicable law, the Company has sole discretion over investment of the assets of its General Account.

INTEREST -- Contract Value allocated to the Fixed Account earns interest at a fixed rate or rates that are paid by the Company. The Contract Value in the Fixed Account earns interest at an interest rate that is guaranteed to be at least a specified minimum ("Guaranteed Rate"). The Guaranteed Rate accrues daily and ranges from an annual effective rate of 1% to 3% based upon the state in which the Contract is issued and the requirements of that state. Such interest will be paid regardless of the actual investment experience of the Fixed Account. The principal, after charges and deductions, also is guaranteed. In addition, the Company may in its discretion pay interest at a rate ("Current Rate") that exceeds the Guaranteed Rate. The Company will determine the Current Rate, if any, from time to time. Because the Company may declare a Current Rate in its sole discretion, you assume the risk that interest credited to Contract Value in the Fixed Account may not exceed the Guaranteed Rate.


      Interest accrues (either the Guaranteed Rate or the Current Rate if applicable) from the day following the day on which a Purchase Payment is applied to the Contract to the date of withdrawal or until applied to an Annuity Option. The Current Rate (if any) paid on any portion of Contract Value allocated to the Fixed Account will be guaranteed for rolling periods of one or more years (each a "Guarantee Period"). The Company currently offers only five-year Guarantee Periods. Upon expiration of any Guarantee Period, a new Guarantee Period of the same duration begins with respect to that portion of Contract Value which will earn interest at the Current Rate, if any, declared on the first day of the new Guarantee Period.


      Because the Company may, in its sole discretion, anticipate changing the Current Rate from time to time, Contract Value allocated to the Fixed Account at one point in time may be credited with a different Current Rate than amounts allocated to the Fixed Account at another point in time. For example, amounts allocated to the Fixed Account in June may be credited with a different current rate than amounts allocated to the Fixed Account in July. In addition, if Guarantee Periods of different durations are offered, Contract Value allocated to the Fixed Account for a Guarantee Period of one duration may be credited with a different Current Rate than amounts allocated to the Fixed Account for a Guarantee Period of a different duration. Therefore, at any time, various portions of your Contract Value in the Fixed Account may be earning interest at different

Current Rates depending upon the point in time such portions were allocated to the Fixed Account and the duration of the Guarantee Period. The Company bears the investment risk for the Contract Value allocated to the Fixed Account and for paying interest at the Guaranteed Rate on amounts allocated to the Fixed Account.

      The Company may discontinue accepting Purchase Payments on the Fixed Account at any time.

DCA PLUS ACCOUNT -- The DCA Plus Account is part of the Company's General Account. The DCA Plus Account is not available in all states. If it is available in your state, subject to certain minimum allocations to the Fixed Account that are required if you have selected the Five-Year Guaranteed Minimum Accumulation Benefit rider, you may allocate all or part of your initial Purchase Payment to the DCA Plus Account. The rate of Current Interest declared by the Company for the DCA Plus Account will be fixed for the applicable DCA Plus Period, which is a six-month or 12-month period that begins as of the Valuation Date your Purchase Payment is applied to the DCA Plus Account. If you would like to allocate your initial Purchase Payment to the DCA Plus Account, you must complete a DCA Plus form, which is available upon request. Upon the form, you must select the applicable DCA Plus Period, the Subaccounts to which monthly transfers from the DCA Plus Account will be made, and the percentage to be allocated to each such Subaccount. Transfers from the DCA Plus Account to the Fixed Account are not permitted. Transfers from the DCA Plus Account to the Subaccounts are not subject to a market value adjustment.

      The Company will transfer your Contract Value allocated to the DCA Plus Account to the Subaccounts that you select on a monthly basis over the DCA Plus Period. The Company will effect each transfer on the monthly anniversary of the date that your Purchase Payment is allocated to the DCA Plus Account, and the first such transfer will be made on the first monthly anniversary of that date. The amount of each monthly transfer is found by dividing Contract Value allocated to the DCA Plus Account by the number of months remaining in the DCA Plus Period. The Company may declare a rate of Current Interest for the DCA Plus Account that differs from the rate declared for the Fixed Account.

      You may only allocate Purchase Payments to the DCA Plus Account. Transfers of Contract Value to this account are not permitted. Any Purchase Payments allocated to the DCA Plus Account must be made during the DCA Plus Period and will be transferred to the Subaccounts over the months remaining in the DCA Plus Period. You may terminate your allocation to the DCA Plus Account by sending a written request to transfer all Contract Value allocated to the DCA Plus Account to one or more of the Subaccounts.

DEATH BENEFIT -- The death benefit under the Contract will be determined in the same fashion for a Contract that has Contract Value allocated to the Fixed Account as for a Contract that has Contract Value allocated to the Subaccounts. See "Death Benefit."


CONTRACT CHARGES -- Premium taxes and withdrawal charges are the same in the Fixed Account as they are in the Subaccounts. The charges for mortality and expense risks, any GMAB rider charge and the administration charge will not be assessed against the Fixed Account, and any amounts that the Company pays for income taxes allocable to the Subaccounts will not be charged against the Fixed Account. In addition, you will not pay directly or indirectly the investment advisory fees and operating expenses of the Underlying Funds to the extent Contract Value is allocated to the Fixed Account; however, you also will not participate in the investment experience of the Subaccounts.


WITHDRAWALS FROM THE FIXED ACCOUNT -- Transfers from the Subaccounts to the Fixed Account are not permitted. Transfers from the DCA Plus Account to the Subaccounts are permitted as discussed in the "DCA Plus Account" section of the prospectus.


      You may make full or partial withdrawals from the Fixed Account to the same extent as if you had allocated Contract Value to the Subaccounts. A request for a full withdrawal will result in the withdrawal of all Fixed Account Contract Value from all Guarantee Periods held under the Contract. Partial withdrawals are deducted from Contract Value in the Subaccounts and the Fixed Account in the same proportion that the Contract Value is allocated among the Subaccounts and Fixed Account. In addition, the portion of a partial withdrawal funded from the Fixed Account will result in a proportional withdrawal of Fixed Account Contract Value from each Guarantee Period held under the Contract. In the case of both full and partial withdrawals, a withdrawal effected from a Guarantee Period prior to the end of its five-year Guarantee Period will be subject to a market value adjustment. The sum of the market value adjustments may increase or decrease your full or partial withdrawal.



      The increase or decrease in the amount withdrawn from a Guarantee Period because of the market value adjustments will never exceed, in the positive or negative direction, the amount of any Excess Interest (defined below) earned from the beginning of the current Guarantee Period to the date of your withdrawal request. For purposes of this provision, Excess Interest means the difference between (1) the interest earned from the beginning of the current Guarantee Period to the date of your withdrawal request and (2) the amount of interest that would have been earned for that period had the Current Rate been equal to the Guaranteed Rate. Hence, the effect of the market value adjustment will never result in interest being credited at a rate that is less than the Guaranteed Rate. Subject to the Excess Interest limit above, the market value adjustment attributable to each withdrawal from a Guarantee Period is calculated as A x B x (C - D - 0.25%) where:



      (A) is the gross amount withdrawn from the Guarantee Period



      (B) is the number of complete months left before the end of the Guarantee Period divided by 12



      (C) is the Current Rate for the Guarantee Period from which the withdrawal is funded, and



      (D) is the Current Rate for new Purchase Payments of the same Guarantee Period.



Only for the purpose of determining whether a market value adjustment is to be applied, the application of Fixed Account Contract Value to Annuity Options 1 through 4, 7 and 8 will be treated as a withdrawal of all Guarantee Periods under the Contract. A market value adjustment will not be applied (1) to withdrawals to the extent such withdrawal is attributable to Fixed Account Contract Value the Guarantee Period of which has ended on the date the withdrawal is requested, and to full withdrawals for 30 days after the end of such Guarantee Period, (2) death benefit payments; or (3) after the Annuity Start Date for Annuity Options 1 through 4, 7 and 8.


PAYMENTS FROM THE FIXED ACCOUNT -- Full and partial withdrawals from the Fixed Account and transfers from the DCA Plus Account may be delayed for up to six months after a request in good order is received by the Company at its Administrative Office. During the period of deferral, interest at the applicable interest rate or rates will continue to be credited to the amounts allocated to the Fixed Account.

MORE ABOUT THE CONTRACT

OWNERSHIP -- The Owner is the person named as such in the application or in any later change shown in the Company's records. While living, the Owner alone has the right to receive all benefits and exercise all rights that the Contract grants or the Company allows. The Owner may be an entity that is not a living person such as a trust or corporation referred to herein as "Non-natural Persons." See "Federal Tax Matters."

      JOINT OWNERS. The Joint Owners will be joint tenants with rights of survivorship and upon the death of an Owner, the surviving Owner shall be the sole Owner. Any Contract transaction requires the signature of all persons named jointly.

DESIGNATION AND CHANGE OF BENEFICIARY -- The Designated Beneficiary is the person having the right to the death benefit, if any, payable upon the death of the Owner or Joint Owner prior to the Annuity Start Date. The Designated Beneficiary is the first person on the following list who, if a natural person, is alive on the date of death of the Owner or the Joint Owner: the Owner; the Joint Owner; the Primary Beneficiary; the Secondary Beneficiary; the Annuitant; or if none of the above are alive, the Owner's estate. The Primary Beneficiary is the individual named as such in the application or any later change shown in the Company's records. The Primary Beneficiary will receive the death benefit of the Contract only if he or she is alive on the date of death of both the Owner and any Joint Owner prior to the Annuity Start Date. Because the death benefit of the Contract goes to the first person on the above list who is alive on the date of death of any Owner, careful consideration should be given to the manner in which the Contract is registered, as well as the designation of the Primary Beneficiary. The Owner may change the Primary Beneficiary at any time while the Contract is in force by written request on forms provided by the Company and received by the Company at its Administrative Office. The change will not be binding on the Company until it is received and recorded at its Administrative Office. The change will be effective as of the date this form is signed subject to any payments made or other actions taken by the Company before the change is received and recorded. A Secondary Beneficiary may be designated. The Owner may designate a permanent Beneficiary whose rights under the Contract cannot be changed without his or her consent.

      Reference should be made to the terms of a particular Qualified Plan and any applicable law for any restrictions or limitations on the designation of a Beneficiary. Some qualified plans do not allow the designation of any primary beneficiary other than a spouse unless the spouse consents to such designation and the consent is witnessed by a plan representative or a notary public.

DIVIDENDS -- The Contract may share in the surplus earnings of the Company. However, the current dividend scale is zero and the Company does not anticipate that dividends will be paid. Certain states will not permit the Contract to be issued as a dividend-paying policy.

PAYMENTS FROM THE SEPARATE ACCOUNT -- The Company generally will pay any full or partial withdrawal benefit or death benefit proceeds from Contract Value allocated to the Subaccounts, and will transfer Contract Value between Subaccounts, within seven days after a proper request is received at the Company's Administrative Office. However, the Company can postpone the date of such a payment or transfer of amounts from the Subaccounts to the extent permitted under applicable law, which is currently permissible only for any period:

- During which the New York Stock Exchange is closed other than customary weekend and holiday closings,

- During which trading on the New York Stock Exchange is restricted as determined by the SEC,

- During which an emergency, as determined by the SEC, exists as a result of which (i) disposal of securities held by the Separate Account is not reasonably practicable, or (ii) it is not reasonably practicable to determine the value of the assets of the Separate Account, or

- For such other periods as the SEC may by order permit for the protection of investors.

The Company reserves the right to delay payments of any full or partial withdrawal until all of your Purchase Payment checks have been honored by your bank.

PROOF OF AGE AND SURVIVAL -- The Company may require proof of age or survival of any person on whose life annuity payments depend.

MISSTATEMENTS -- If you misstate the age or sex of an Annuitant or age of an Owner, the correct amount paid or payable by the Company under the Contract shall be such as the Contract Value would have provided for the correct age or sex (unless unisex rates apply).

RESTRICTIONS ON WITHDRAWALS FROM QUALIFIED PLANS -- Generally, a Qualified Plan may not provide for the distribution or withdrawal of amounts accumulated under the Plan until after a fixed number of years, the attainment of a stated age or upon the occurrence of a specific event such as hardship, disability, retirement, death or termination of employment. Therefore, if you own a Contract purchased in connection with a Qualified Plan, you may not be entitled to make a full or partial withdrawal, as described in this Prospectus, unless one of the above-described conditions has been satisfied. For this reason, you should refer to the terms of your particular Qualified Plan, the Internal Revenue Code and other applicable law for any limitation or restriction on distributions and withdrawals, including the 10% penalty tax that may be imposed in the event of a distribution from a Qualified Plan before the participant reaches age 59 1/2. See the discussion under "Tax Penalties."

      Section 403(b) imposes restrictions on certain distributions from tax-sheltered annuity contracts meeting the requirements of Section 403(b). The restrictions apply to tax years beginning on or after January 1, 1989. Section 403(b) requires that distributions from Section 403(b) tax-sheltered annuities that are attributable to employee contributions made after December 31, 1988 under a salary reduction agreement begin only after the employee (i) reaches age 59 1/2, (ii) has a severance from employment, (iii) dies, (iv) becomes disabled, or (v) incurs a hardship. Furthermore, distributions of gains attributable to such contributions accrued after December 31, 1988 may not be made on account of hardship. Hardship, for this purpose, is generally defined as an immediate and heavy financial need, such as paying for medical expenses, the purchase of a residence, paying certain tuition expenses, or paying amounts needed to avoid eviction or foreclosure that may only be met by the distribution. You should also be aware that Internal Revenue Service regulations do not allow you to make any contributions to your 403(b) annuity contract for a period of six months after a hardship withdrawal.

      If you own a Contract purchased as a tax-sheltered Section 403(b) annuity contract, you will not, therefore, be entitled to make a full or partial withdrawal, as described in this Prospectus, in order to receive proceeds from the Contract attributable to contributions under a salary reduction agreement or any gains credited to such Contract after December 31, 1988 unless one of the above-described conditions has been satisfied. In the case of transfers of amounts accumulated in a different Section 403(b) contract to this Contract under a Section 403(b) program, the withdrawal constraints described above would not apply to the amount transferred to the Contract designated as attributable to the Owner's December 31, 1988 account balance under the old contract, provided the amounts transferred between contracts qualified as a tax-free exchange under the Internal Revenue Code. An Owner of a Contract may be able to transfer the Contract's Withdrawal Value to certain other investment alternatives meeting the requirements of Section 403(b) that are available under an employer's Section 403(b) arrangement.

      The distribution or withdrawal of amounts under a Contract purchased in connection with a Qualified Plan may result in the receipt of taxable income to the Owner or Annuitant and in some instances may also result in a penalty tax. Therefore, you should carefully consider the tax consequences of a distribution or withdrawal under a Contract and you should consult a competent tax adviser. See "Federal Tax Matters."

FEDERAL TAX MATTERS

INTRODUCTION -- The Contract described in this Prospectus is designed for use by individuals in retirement plans which may or may not be Qualified Plans under the provisions of the Internal Revenue Code ("Code"). The ultimate effect of federal income taxes on the amounts held under a Contract, on annuity payments, and on the economic benefits to the Owner, the Annuitant, and the Beneficiary or other payee will depend upon the type of retirement plan, if any, for which the Contract is purchased, the tax and employment status of the individuals involved and a number of other factors. The discussion contained herein and in the Statement of Additional Information is general in nature and is not intended to be an exhaustive discussion of all questions that might arise in connection with a Contract. It is based upon the Company's understanding of the present federal income tax laws as currently interpreted by the Internal Revenue Service ("IRS"), and is not intended as tax advice. No representation is made regarding the likelihood of continuation of the present federal income tax laws or of the current interpretations by the IRS or the courts. Future legislation may affect annuity contracts adversely. Moreover, no attempt has been made to consider any applicable state or other laws. Because of the inherent complexity of the tax laws and the fact that tax results will vary according to the particular circumstances of the individual involved and, if applicable, the Qualified Plan, a person should consult with a qualified tax adviser regarding the purchase of a Contract, the selection of an Annuity Option under a Contract, the receipt of annuity payments under a Contract or any other transaction involving a Contract. THE COMPANY DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF, OR TAX CONSEQUENCES ARISING FROM, ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACT.

TAX STATUS OF THE COMPANY AND THE SEPARATE ACCOUNT --

      GENERAL. The Company intends to be taxed as a life insurance company under
Part I, Subchapter L of the Code. Because the operations of the Separate Account form a part of the Company, the Company will be responsible for any federal income taxes that become payable with respect to the income of the Separate Account and its Subaccounts.

      CHARGE FOR THE COMPANY'S TAXES. A charge may be made for any federal taxes incurred by the Company that are attributable to the Separate Account, the Subaccounts or to the operations of the Company with respect to the Contract or attributable to payments, premiums, or acquisition costs under the Contract. The Company will review the question of a charge to the Separate Account, the Subaccounts or the Contract for the Company's federal taxes periodically. Charges may become necessary if, among other reasons, the tax treatment of the Company or of income and expenses under the Contract is ultimately determined to be other than what the Company currently believes it to be, if there are changes made in the federal income tax treatment of variable annuities at the insurance company level, or if there is a change in the Company's tax status.

      Under current laws, the Company may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, the Company reserves the right to charge the Separate Account or the Subaccounts for such taxes, if any, attributable to the Separate Account or Subaccounts.

      DIVERSIFICATION STANDARDS. Each Underlying Fund will be required to adhere to regulations adopted by the Treasury Department pursuant to Section 817(h) of the Code prescribing asset diversification requirements for investment companies whose shares are sold to insurance company separate accounts funding variable contracts. Pursuant to these regulations, on the last day of each calendar quarter (or on any day within 30 days thereafter), no more than 55% of the total assets of an Underlying Fund may be represented by any one investment, no more than 70% may be represented by any two investments, no more than 80% may be represented by any three investments, and no more than 90% may be represented by any four investments. For purposes of Section 817(h), securities of a single issuer generally are treated as one investment but obligations of the U.S. Treasury and each U.S. Governmental agency or instrumentality generally are treated as securities of separate issuers. The Separate Account, through the Underlying Funds, intends to comply with the diversification requirements of
Section 817(h).

      In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable contractowner's gross income. The IRS has stated in published rulings that a variable contractowner will be considered the owner of separate account assets if the contractowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

      The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the Owner has additional flexibility in allocating Purchase Payments and Contract Values. These differences could result in an Owner being treated as the owner of a pro rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Contract, as it deems appropriate, to attempt to prevent an Owner from being considered the owner of a pro rata share of the assets of the Separate Account. Moreover, in the event that regulations or rulings are adopted, there can be no assurance that the Underlying Funds will be able to operate as currently described in the Prospectus, or that the Underlying Funds will not have to change their investment objective or investment policies.

      INCOME TAXATION OF ANNUITIES IN GENERAL -- NON-QUALIFIED PLANS -- Section 72 of the Code governs the taxation of annuities. In general, a contract owner is not taxed on increases in value under an annuity contract until some form of distribution is made under the contract. However, the increase in value may be subject to tax currently under certain circumstances. See "Contracts Owned by Non-Natural Persons" and "Diversification Standards." Withholding of federal income taxes on all distributions may be required unless a recipient who is eligible elects not to have any amounts withheld and properly notifies the Company of that election.

      SURRENDERS OR WITHDRAWALS PRIOR TO THE ANNUITY START DATE. Code Section 72 provides that amounts received upon a total or partial withdrawal (including systematic withdrawals) from a Contract prior to the Annuity Start Date generally will be treated as gross income to the extent that the cash value of the Contract immediately before the withdrawal (determined without regard to any surrender charge in the case of a partial withdrawal) exceeds the "investment in the contract." The "investment in the contract" is that portion, if any, of Purchase Payments paid under a Contract less any distributions received previously under the Contract that are excluded from the recipient's gross income. The taxable portion is taxed at ordinary income tax rates. For purposes of this rule, a pledge or assignment of a contract is treated as a payment received on account of a partial withdrawal of a Contract.

      SURRENDERS OR WITHDRAWALS ON OR AFTER THE ANNUITY START DATE. Upon a complete surrender, the receipt is taxable to the extent that the cash value of the Contract exceeds the investment in the Contract. The taxable portion of such payments will be taxed at ordinary income tax rates.

      For fixed annuity payments, the taxable portion of each payment generally is determined by using a formula known as the "exclusion ratio," which establishes the ratio that the investment in the Contract bears to the total expected amount of annuity payments for the term of the Contract. That ratio is then applied to each payment to determine the non-taxable portion of the payment. The remaining portion of each payment is taxed at ordinary income rates. For variable annuity payments, the taxable portion of each payment is determined by using a formula known as the "excludable amount," which establishes the non-taxable portion of each payment. The non-taxable portion is a fixed dollar amount for each payment, determined by dividing the investment in the Contract by the number of payments to be made. The remainder of each variable annuity payment is taxable. Once the excludable portion of annuity payments to date equals the investment in the Contract, the balance of the annuity payments will be fully taxable.

      PENALTY TAX ON CERTAIN SURRENDERS AND WITHDRAWALS. With respect to amounts withdrawn or distributed before the taxpayer reaches age 59 1/2, a penalty tax is imposed equal to 10% of the portion of such amount which is includable in gross income. However, the penalty tax is not applicable to withdrawals: (i) made on or after the death of the owner (or where the owner is not an individual, the death of the "primary annuitant," who is defined as the individual the events in whose life are of primary importance in affecting the timing and amount of the payout under the Contract); (ii) attributable to the taxpayer's becoming totally disabled within the meaning of Code Section 72(m)(7); (iii) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer, or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; (iv) from certain qualified plans; (v) under a so-called qualified funding asset (as defined in Code Section 130(d));
(vi) under an immediate annuity contract; or (vii) which are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service.

      If the penalty tax does not apply to a surrender or withdrawal as a result of the application of item (iii) above, and the series of payments are subsequently modified (other than by reason of death or disability), the tax for the first year in which the modification occurs will be increased by an amount (determined by the regulations) equal to the tax that would have been imposed but for item (iii) above, plus interest for the deferral period, if the modification takes place (a) before the close of the period which is five years from the date of the first payment and after the taxpayer attains age 59 1/2, or
(b) before the taxpayer reaches age 59 1/2.

ADDITIONAL CONSIDERATIONS --

      DISTRIBUTION-AT-DEATH RULES. In order to be treated as an annuity contract, a contract must provide the following two distribution rules: (a) if any owner dies on or after the Annuity Start Date, and before the entire interest in the Contract has been distributed, the remainder of the owner's interest will be distributed at least as quickly as the method in effect on the owner's death; and (b) if any owner dies before the Annuity Start Date, the entire interest in the Contract must generally be distributed within five years after the date of death, or, if payable to a designated beneficiary, must be annuitized over the life of that designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, commencing within one year after the date of death of the owner. If the sole designated beneficiary is the spouse of the deceased owner, the Contract (together with the deferral of tax on the accrued and future income thereunder) may be continued in the name of the spouse as owner.

      Generally, for purposes of determining when distributions must begin under the foregoing rules, where an owner is not an individual, the primary annuitant is considered the owner. In that case, a change in the primary annuitant will be treated as the death of the owner. Finally, in the case of joint owners, the distribution-at-death rules will be applied by treating the death of the first owner as the one to be taken into account in determining generally when distributions must commence, unless the sole Designated Beneficiary is the deceased owner's spouse.

      GIFT OF ANNUITY CONTRACTS. Generally, gifts of non-tax qualified Contracts prior to the Annuity Start Date will trigger tax on the gain on the Contract, with the donee getting a stepped-up basis for the amount included in the donor's income. The 10% penalty tax and gift tax also may be applicable. This provision does not apply to transfers between spouses or incident to a divorce.

      CONTRACTS OWNED BY NON-NATURAL PERSONS. If the Contract is held by a non-natural person (for example, a corporation) the income on that Contract (generally the increase in net surrender value less the Purchase Payments) is includable in taxable income each year. The rule does not apply where the Contract is acquired by the estate of a decedent, where the Contract is held by certain types of retirement plans, where the Contract is a qualified funding asset for structured settlements, where the Contract is purchased on behalf of an employee upon termination of a qualified plan, and in the case of an immediate annuity. An annuity contract held by a trust or other entity as agent for a natural person is considered held by a natural person.

      MULTIPLE CONTRACT RULE. For purposes of determining the amount of any distribution under Code Section 72(e) (amounts not received as annuities) that is includable in gross income, all Non-Qualified annuity contracts issued by the same insurer to the same contract owner during any calendar year are to be aggregated and treated as one contract. Thus, any amount received under any such contract prior to the contract's Annuity Start Date, such as a partial surrender, dividend, or loan, will be taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts.

      In addition, the Treasury Department has broad regulatory authority in applying this provision to prevent avoidance of the purposes of this rule. It is possible that, under this authority, the Treasury Department may apply this rule to amounts that are paid as annuities (on and after the Annuity Start Date) under annuity contracts issued by the same company to the same owner during any calendar year. In this case, annuity payments could be fully taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts and regardless of whether any amount would otherwise have been excluded from income because of the "exclusion ratio" under the contract.

      POSSIBLE TAX CHANGES. In recent years, legislation has been proposed that would have adversely modified the federal taxation of certain annuities. There is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, and judicial decisions). Moreover, although unlikely, it is also possible that any legislative change could be retroactive (that is, effective prior to the date of such change).

      TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also the Owner, the selection of certain Annuity Start Dates or the exchange of a Contract may result in certain tax consequences to the Owner that are not discussed herein. An Owner contemplating any such transfer, assignment, selection or exchange should contact a competent tax adviser with respect to the potential effects of such a transaction.

QUALIFIED PLANS -- The Contract may be used with Qualified Plans that meet the requirements of Section 403(b), 408 or 408A of the Code. If you are purchasing the Contract as an investment vehicle for one of these Qualified Plans, you should consider that the Contract does not provide any additional tax advantage to that already available through the Qualified Plan. However, the Contract does offer features and benefits in addition to providing tax deferral that other investments may not offer, including death benefit protection for your beneficiaries and annuity options which guarantee income for life. You should consult with your financial professional as to whether the overall benefits and costs of the Contract are appropriate considering your circumstances.

      The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. No attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans. These Qualified Plans may permit the purchase of the Contract to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. Owners, Annuitants, and Beneficiaries, are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves or limited by applicable law, regardless of the terms and conditions of the Contract issued in connection therewith. For example, the Company may accept beneficiary designations and payment instructions under the terms of the

Contract without regard to any spousal consents that may be required under the plan or the Employee Retirement Income Security Act of 1974 (ERISA). Consequently, an Owner's Beneficiary designation or elected payment option may not be enforceable.

      The amounts that may be contributed to Qualified Plans are subject to limitations that vary depending on the type of Plan. In addition, early distributions from most Qualified Plans may be subject to penalty taxes, or, for certain plans, could cause the Plan to be disqualified. Furthermore, distributions from most Qualified Plans are subject to certain minimum distribution rules. Failure to comply with these rules could result in disqualification of the Plan or subject the Owner or Annuitant to penalty taxes. As a result, the minimum distribution rules may limit the availability of certain Annuity Options to certain Annuitants and their beneficiaries. These requirements may not be incorporated into the Company's Contract administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law.

      The following are brief descriptions of the various types of Qualified Plans and the use of the Contract therewith:

      SECTION 403(b). Code Section 403(b) permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts, and, subject to certain limitations, to exclude the amount of Purchase Payments from gross income for tax purposes. The Contract may be purchased in connection with a Section 403(b) annuity program.

      Section 403(b) annuities must generally be provided under a plan which meets certain minimum participation, coverage, and nondiscrimination requirements. Each employee's interest in a retirement plan qualified under Code
Section 403(b) must generally be distributed or begin to be distributed not later than April 1 of the calendar year following the later of the calendar year in which the employee reaches age 70 1/2 or retires ("required beginning date"). Periodic distributions must not extend beyond the life of the employee or the lives of the employee and a designated beneficiary (or over a period extending beyond the life expectancy of the employee or the joint life expectancy of the employee and a designated beneficiary).

      If an employee dies before reaching his or her required beginning date, the employee's entire interest in the plan must generally be distributed beginning before the close of the calendar year following the year of the employee's death to a designated beneficiary over the life of the beneficiary (or over a period not extending beyond the life expectancy of the beneficiary). If the designated beneficiary is the employee's surviving spouse, distributions may be delayed until the employee would have reached age 70 1/2. If there is no designated beneficiary or if distributions are not timely commenced, the entire interest must be distributed by the end of the fifth calendar year following the year of death.

      If an employee dies after reaching his or her required beginning date, the employee's interest in the plan must generally be distributed at least as rapidly as under the method of distribution in effect at the time of the employee's death.

      A Section 403(b) annuity contract may be purchased with employer contributions, employee contributions or a combination of both. An employee's rights under a Section 403(b) contract must be nonforfeitable. The contribution limit is similar to the limits on contributions to qualified retirement plans and depends upon, among other things, whether the annuity contract is purchased with employer or employee contributions.

      Amounts used to purchase Section 403(b) annuities generally are excludable from the taxable income of the employee. As a result, all distributions from such annuities are normally taxable in full as ordinary income to the employee.

      A Section 403(b) annuity contract must prohibit the distribution of employee contributions (including earnings thereon) until the employee: (i) attains age 59 1/2, (ii) has a severance from employment; (iii) dies; (iv) becomes disabled; or (v) incurs a financial hardship (earnings may not be distributed in the event of hardship).

      Distributions from a Section 403(b) annuity contract may be eligible for a tax-free rollover to another eligible retirement plan, including an individual retirement account or annuity (IRA). See "Rollovers."

      SECTIONS 408 AND 408A. INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to establish individual retirement programs through the purchase of Individual Retirement Annuities ("traditional IRAs"). The Contract may be purchased as an IRA. The IRAs described in this section are called "traditional IRAs" to distinguish them from "Roth IRAs," which are described below.

      IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible and on the time when distributions must commence. Depending upon the circumstances of the individual, contributions to a traditional IRA may be made on a deductible or non-deductible basis. IRAs may not be transferred, sold, assigned, discounted or pledged as collateral for a loan or other obligation. The annual premium for an IRA may not be fixed and may not exceed (except in the case of a rollover contribution) the lesser of 100% of the individual's taxable compensation or the applicable dollar amount as shown in the table below:

     TAX YEAR                AMOUNT
-------------------          ------
    2005 - 2007              $4,000
2008 and thereafter          $5,000

Any refund of premium must be applied to the payment of future premiums or the purchase of additional benefits. If an individual is age 50 or over, the individual may make an additional catch-up contribution to a traditional IRA of $500 during the 2005 tax year, or $1,000 for the 2006 tax year or any tax year thereafter. However, if the individual is covered by an employer-sponsored retirement plan, the amount of IRA contributions the individual may deduct in a year may be reduced or eliminated based on the individual's adjusted gross income for the year ($70,000 for a married couple filing a joint return and $50,000 for a single taxpayer in 2005). If the individual's spouse is covered by an employer-sponsored retirement plan but the individual is not, the individual may be able to deduct those contributions to a traditional IRA; however, the deduction will be reduced or eliminated if the adjusted gross income on a joint return is between $150,000 and $160,000. Nondeductible contributions to traditional IRAs must be reported to the IRS in the year made on Form 8606.

      Sale of the Contract for use with IRAs may be subject to special requirements imposed by the Internal Revenue Service. Purchasers of the Contract for such purposes will be provided with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency, and will have the right to revoke the Contract under certain circumstances. See the IRA Disclosure Statement that accompanies this Prospectus.

      In general, traditional IRAs are subject to minimum distribution requirements similar to those applicable to retirement plans qualified under
Section 403(b) of the Code; however, the required beginning date for traditional IRAs is generally the date that the contract owner reaches age 70 1/2 -- the contract owner's retirement date, if any, will not affect his or her required beginning date. See "Section 403(b)." Distributions from IRAs are generally taxed under Code Section 72. Under these rules, a portion of each distribution may be excludable from income. The amount excludable from the individual's income is the amount of the distribution that bears the same ratio as the individual's nondeductible contributions bears to the expected return under the IRA.

      Distributions of deductible, pre-tax contributions and earnings from a traditional IRA may be eligible for a tax-free rollover to an eligible retirement plan, including another traditional IRA. In certain cases, a distribution of non-deductible contributions or other after-tax amounts from a traditional IRA may be eligible to be rolled over to another traditional IRA. See "Rollovers."

      ROTH IRAS. Section 408A of the Code permits eligible individuals to establish a Roth IRA. The Contract may be purchased as a Roth IRA. Regular contributions may be made to a Roth IRA up to the same contribution limits that apply to traditional IRA contributions. The regular contribution limits are phased out for taxpayers with $95,000 to $110,000 in adjusted gross income ($150,000 to $160,000 for married filing joint returns). Also the taxable balance in a traditional IRA may be rolled over or converted into a Roth IRA for taxpayers with adjusted gross income of up to $100,000.

      Regular contributions to a Roth IRA are not deductible, and rollovers and conversions from a traditional IRA are taxable when completed, but withdrawals that meet certain requirements are not subject to federal income tax on either the original contributions or any earnings. Sale of the Contract for use with Roth IRAs may be subject to special requirements imposed by the Internal Revenue Service. Purchasers of the Contract for such purposes will be provided with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency, and will have the right to revoke the Contract under certain requirements. Unlike a traditional IRA, Roth IRAs are not subject to minimum required distribution rules during the contract owner's lifetime. Generally, however, the amount remaining in a Roth IRA after the contract owner's death must begin to be distributed by the end of the first calendar year after death, and made over a beneficiary's life expectancy. If there is no beneficiary, or if the beneficiary elects to delay distributions, the amount must be distributed by the end of the fifth full calendar year after death of the contract owner.

      ROLLOVERS. A "rollover" is the tax-free transfer of a distribution from one "eligible retirement plan" to another. Distributions which are rolled over are not included in the employee's gross income until some future time.

      If any portion of the balance to the credit of an employee in a Section 403(b) plan is paid to the employee in an "eligible rollover distribution" and the employee transfers any portion of the amount received to an "eligible retirement plan," then the amount so transferred is not includable in income. Also, pre-tax distributions from an IRA may be rolled over to another eligible retirement plan. An "eligible rollover distribution" generally means any distribution that is not one of a series of periodic payments made for the life of the distributee or for a specified period of at least ten years. In addition, a required minimum distribution, death distributions (except to a surviving spouse) and certain corrective distributions, will not qualify as an eligible rollover distribution. A rollover must be made directly between plans or indirectly within 60 days after receipt of the distribution.

      An "eligible retirement plan" will be another Section 403(b) plan, a traditional individual retirement account or annuity described in Code Section 408.

      A Section 403(b) plan must generally provide a participant receiving an eligible rollover distribution, the option to have the distribution transferred directly to another eligible retirement plan.

      TAX PENALTIES. PREMATURE DISTRIBUTION TAX. Distributions from a Qualified Plan before the participant reaches age 59 1/2 are generally subject to an additional tax equal to 10% of the taxable portion of the distribution. The 10% penalty tax does not apply to distributions: (i) made on or after the death of the employee; (ii) attributable to the employee's disability; (iii) which are part of a series of substantially equal periodic payments made (at least annually) for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and a designated beneficiary and (except for IRAs) which begin after the employee terminates employment; (iv) made to an employee after termination of employment after reaching age 55; (v) made to pay for certain medical expenses; (vi) that are exempt withdrawals of an excess contribution;
(vii) that are rolled over or transferred in accordance with Code requirements; or (viii) that are transferred pursuant to a decree of divorce or separate maintenance or written instrument incident to such a decree.

      The exception to the 10% penalty tax described in item (iv) above is not applicable to IRAs. However, distributions from an IRA to unemployed individuals can be made without application of the 10% penalty tax to pay health insurance premiums in certain cases. There are two additional exceptions to the 10% penalty tax on withdrawals from IRAs before age 59 1/2: withdrawals made to pay "qualified" higher education expenses and withdrawals made to pay certain "eligible first-time home buyer expenses."

      MINIMUM DISTRIBUTION TAX. If the amount distributed from a Qualified Plan is less than the minimum required distribution for the year, the participant is subject to a 50% tax on the amount that was not properly distributed.

      WITHHOLDING. Periodic distributions (e.g., annuities and installment payments) from a Qualified Plan that will last for a period of ten or more years are generally subject to voluntary income tax withholding. The amount withheld on such periodic distributions is determined at the rate applicable to wages. The recipient of a periodic distribution may generally elect not to have withholding apply.

      Nonperiodic distributions (e.g., lump sums and annuities or installment payments of less than ten years) from a Qualified Plan (other than IRAs) are generally subject to mandatory 20% income tax withholding. However, no withholding is imposed if the distribution is transferred directly to another eligible retirement plan. Nonperiodic distributions from an IRA are subject to income tax withholding at a flat 10% rate. The recipient of such a distribution may elect not to have withholding apply.

      The above description of the federal income tax consequences of the different types of Qualified Plans which may be funded by the Contract offered by this Prospectus is only a brief summary and is not intended as tax advice. The rules governing the provisions of Qualified Plans are extremely complex and often difficult to comprehend. Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences. A prospective Owner considering adoption of a Qualified Plan and purchase of a Contract in connection therewith should first consult a qualified and competent tax adviser, with regard to the suitability of the Contract as an investment vehicle for the Qualified Plan.

OTHER INFORMATION

VOTING OF UNDERLYING FUND SHARES -- The Company is the legal owner of the shares of the Underlying Funds held by the Subaccounts. The Company will exercise voting rights attributable to the shares of each Underlying Fund held in the Subaccounts at any regular and special meetings of the shareholders of the Underlying Funds on matters requiring shareholder voting under the 1940 Act. In accordance with its view of presently applicable law, the Company will exercise its voting rights based on instructions received from persons having the voting interest in corresponding Subaccounts. However, if the 1940 Act or any regulations thereunder should be amended, or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the shares of the Underlying Funds in its own right, it may elect to do so.

      The person having the voting interest under a Contract is the Owner. Unless otherwise required by applicable law, the number of shares of a particular Underlying Fund as to which voting instructions may be given to the Company is determined by dividing your Contract Value in the corresponding Subaccount on a particular date by the net asset value per share of the Underlying Fund as of the same date. Fractional votes will be counted. The number of votes as to which voting instructions may be given will be determined as of the same date established by the Underlying Fund for determining shareholders eligible to vote at the meeting of the Underlying Fund. If required by the SEC, the Company reserves the right to determine in a different fashion the voting rights attributable to the shares of the Underlying Funds. Voting instructions may be cast in person or by proxy.

      Voting rights attributable to your Contract Value in a Subaccount for which no timely voting instructions are received will be voted by the Company in the same proportion as the voting instructions that are received in a timely manner for all Contracts participating in that Subaccount. The Company will also exercise the voting rights from assets in each Subaccount that are not otherwise attributable to Owners, if any, in the same proportion as the voting instructions that are received in a timely manner for all Contracts participating in that Subaccount.

SUBSTITUTION OF INVESTMENTS -- The Company reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, substitutions for, or combinations of the securities that are held by the Separate Account or any Subaccount or that the Separate Account or any Subaccount may purchase. If shares of any or all of the Underlying Funds should no longer be available for investment, or if the Company management believes further investment in shares of any or all of the Underlying Funds should become inappropriate in view of the purposes of the Contract, the Company may substitute shares of another Underlying Fund or of a different fund for shares already purchased, or to be purchased in the future under the Contract. Substituted fund shares may have higher fees and expenses. The Company may also purchase, through the Subaccount, other securities for other classes or contracts, or permit a conversion between classes of contracts on the basis of requests made by Owners.

      In connection with a substitution of any shares attributable to an Owner's interest in a Subaccount or the Separate Account, the Company will, to the extent required under applicable law, provide notice, seek Owner approval, seek prior approval of the SEC, and comply with the filing or other procedures established by applicable state insurance regulators.

      The Company also reserves the right to establish additional Subaccounts of the Separate Account that would invest in a new Underlying Fund or in shares of another investment company, a series thereof, or other suitable investment vehicle. The Company may establish new Subaccounts in its sole discretion, and will determine whether to make any new Subaccount available to existing Owners. The Company may also eliminate or combine one or more Subaccounts to all or only certain classes of Owners if, in its sole discretion, marketing, tax, or investment conditions so warrant.

      Subject to compliance with applicable law, the Company may transfer assets to the General Account. The Company also reserves the right, subject to any required regulatory approvals, to transfer assets of the Separate Account or any Subaccount to another separate account or Subaccount.

      In the event of any such substitution or change, the Company may, by appropriate endorsement, make such changes in these and other contracts as may be necessary or appropriate to reflect such substitution or change. If the Company believes it to be in the best interests of persons having voting rights under the Contract, the Separate Account may be operated as a management investment company under the 1940 Act or any other form permitted by law. The Separate Account may be deregistered under that Act in the event such registration is no longer required, or it may be combined with other separate accounts of the Company or an affiliate thereof. Subject to compliance with applicable law, the Company also may establish a committee, board, or other group to manage one or more aspects of the operation of the Separate Account.

CHANGES TO COMPLY WITH LAW AND AMENDMENTS -- The Company reserves the right, without the consent of Owners, to suspend sales of the Contract as presently offered and to make any change to the provisions of the Contract to comply with, or give Owners the benefit of, any federal or state statute, rule, or regulation, including but not limited to requirements for annuity contracts and retirement plans under the Internal Revenue Code and regulations thereunder or any state statute or regulation.

REPORTS TO OWNERS -- The Company will send you annually a statement setting forth a summary of the transactions that occurred during the year, and indicating the Contract Value as of the end of each year. In addition, the statement will indicate the allocation of Contract Value among the Fixed Account and the Subaccounts and any other information required by law. The Company will also send confirmations upon Purchase Payments, transfers, and full and partial withdrawals. The Company may confirm certain transactions on a quarterly basis. These transactions include purchases under an Automatic Investment Program, transfers under the Dollar Cost Averaging and Asset Reallocation Options, systematic withdrawals and annuity payments.

      You will also receive an annual and semiannual report containing financial statements for those Underlying Funds corresponding to the Subaccounts to which you have allocated your Contract Value. Such reports include a list of the portfolio securities of the Underlying Fund, as required by the 1940 Act, and/or such other reports as may be required by federal securities laws.

ELECTRONIC PRIVILEGES -- You may request a transfer of Contract Value and may make changes in your Purchase Payment allocation and to an existing Dollar Cost Averaging or Asset Reallocation option by telephone if the proper form has been completed, signed, and filed at the Company's Administrative Office. You also may request a transfer of Contract Value electronically via facsimile, or through the Company's Internet web site if you have authorized your financial representative to make financial transactions on your behalf. Any telephone or electronic device, whether it is the Company's, yours, your service provider's, or your registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent the Company's processing of your transfer request. Although we have taken precautions to limit these problems, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by writing to our Administrative Office.

      The Company has established procedures to confirm that instructions communicated by telephone are genuine and will not be liable for any losses due to fraudulent or unauthorized instructions provided it complies with its procedures. The Company's procedures require that any person requesting a transfer by telephone provide the account number and the Owner's tax identification number and such instructions must be received on a recorded line. The Company reserves the right to deny any telephone transfer request. If all telephone lines are busy (which might occur, for example, during periods of substantial market fluctuations) or are otherwise unavailable, you may not be able to request transfers by telephone and would have to submit written requests.

      By authorizing telephone transfers, you authorize the Company to accept and act upon telephonic instructions for transfers involving your Contract. There are risks associated with telephone transactions that do not occur if a written request is submitted. Anyone authorizing or making telephone requests bears those risks. You agree that neither the Company, any of its affiliates, nor any Underlying Fund, will be liable for any loss, damages, cost, or expense (including attorneys' fees) arising out of any telephone requests; provided that the Company effects such request in accordance with its procedures. As a result of this policy on telephone requests, you bear the risk of loss arising from the telephone transfer privilege. The Company may discontinue, modify, or suspend the telephone transfer privilege at any time.


STATE VARIATIONS -- The Prospectus and Statement of Additional Information provide a general description of the Contract. Certain provisions of your contract may be different than the general description in this Prospectus and the Statement of Additional Information, and certain riders, endorsements, and options may not be available, because of legal restrictions in your state. Your registered representative can provide specific information that may be applicable to your state. If you would like to review a copy of your contract and its endorsements and riders, if any, contact the Company's Administrative Office.


LEGAL PROCEEDINGS -- The Company and its subsidiaries, like other life insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that at the present time there are no legal proceedings pending or threatened to which the Company, the Separate Account, or Security Distributors, Inc. ("SDI") is a party that are reasonably likely to materially affect the Separate Account or the Company's ability to meet its obligations under the Contract, or SDI's ability to perform its contract with the Separate Account.

      In 2003 and 2004, the SEC requested information from the Company relating to market timing and late trading of mutual funds and variable insurance products. The Company believes that these inquiries were similar to those made to many financial service companies as part of an industry-wide investigation by the SEC into the practices, policies, and procedures relating to trading in mutual fund shares. The Company responded to the information requests and is not aware of any problems with respect to such matters involving the Company, SDI, or the Separate Account.


LEGAL MATTERS -- Chris Swickard, Esq., counsel to the Company, has passed upon legal matters in connection with the issue and sale of the Contract described in this Prospectus, the Company's authority to issue the Contract under Kansas law, and the validity of the forms of the Contract under Kansas law.


SALE OF THE CONTRACT -- The Company currently offers the Contract on a continuous basis. The Company anticipates continuing to offer the Contract but reserves the right to discontinue the offering.

      PRINCIPAL UNDERWRITER. The Company has entered into a principal underwriting agreement with its affiliate, Security Distributors, Inc. ("SDI"), for the distribution and sale of the Contract. SDI's home office is located at One Security Benefit Place, Topeka, Kansas 66636-0001. SDI, a wholly-owned subsidiary of Security Benefit Corporation, is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 and is a member of NASD, Inc.

      SDI does not sell the Contract directly to purchasers. The Contract is offered to the public through registered representatives of UVEST Financial Services Group, Inc. ("UVEST"). UVEST, an NASD member, has entered into a selling agreement with the Company and SDI for the sale of the Contract. Registered representatives must be licensed as insurance agents by applicable state insurance authorities and appointed agents of the Company in order to sell the Contract. The Company pays commissions to UVEST through SDI. SDI passes through commissions it receives from the Company to UVEST and does not retain any portion of commissions in return for its services as principal underwriter for the Contract. However, the Company may pay some or all of SDI's operating and other expenses, including the following sales expenses: compensation and bonuses for SDI's management team, advertising expenses, and other expenses of distributing the Contract. In addition, the Company pays SDI an annual payment of 0.75% of all Purchase Payments received under variable annuity contracts issued by the Company to support SDI's ongoing operations.

      The Company pays commissions to UVEST in connection with the promotion and sale of the Contract. A portion of any payments made to UVEST may be passed on to their registered representatives in accordance with their internal compensation programs. The Company may use any of its corporate assets to pay commissions and other costs of distributing the Contract, including any profit from the mortality and expense risk charge or other fees and charges imposed under the Contract. Commissions and other incentives or payments described below are not charged directly to Owners or the Separate Account. The Company intends to recoup commissions and other sales expenses through fees and charges deducted under the Contract or from its General Account.

      The Company pays commissions as a percentage of initial and subsequent Purchase Payments at the time it receives them, and as a percentage of Contract Value on an ongoing basis. The Company does not expect commissions to exceed 4.5% of aggregate Purchase Payments allocated to the Separate Account and 2.50% of aggregate Purchase Payments allocated to the Fixed Account. Commissions paid as a percentage of Contract Value on an ongoing basis are not expected to exceed 0.50% annually of Separate Account Contract Value . Because UVEST receives more compensation in connection with Purchase Payments allocated to the Separate Account than it does for Purchase Payments allocated to the Fixed Account, there may be a conflict of interest if UVEST's registered representatives make recommendations that you allocate Purchase Payments to the Separate Account.


      The Company may also pay non-cash compensation in connection with the sale of the Contract, including conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items. The Company may periodically establish commission specials; however, unless otherwise stated, commissions paid under these specials will not exceed an additional 1% of aggregate Purchase Payments.

      The registered representative who sells you the Contract typically receives a portion of the compensation the Company pays to UVEST. ASK YOUR REGISTERED REPRESENTATIVE FOR FURTHER INFORMATION ABOUT WHAT HE OR SHE AND UVEST RECEIVE IN CONNECTION WITH YOUR PURCHASE OF A CONTRACT.

PERFORMANCE INFORMATION

      Performance information for the Subaccounts, including the yield and effective yield of the Money Market Subaccount, the yield of the remaining Subaccounts, and the total return of all Subaccounts may appear in advertisements, reports, and promotional literature to current or prospective Owners.


      Current yield for the Money Market Subaccount will be based on income received by a hypothetical investment over a given 7-day period (less expenses accrued during the period), and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks, stated in terms of an annual percentage return on the investment). "Effective yield" for the SBL Money Market Subaccount is calculated in a manner similar to that used to calculate yield, but reflects the compounding effect of earnings. During extended periods of low interest rates, and due in part to Contract fees and expenses, the SBL Money Market Subaccount yields may also become extremely low and possibly negative.



      For the remaining Subaccounts, quotations of yield will be based on all investment income per Accumulation Unit earned during a given 30-day period, less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the value of an Accumulation Unit on the last day of the period. Quotations of average annual total return for any Subaccount will be expressed in terms of the average annual compounded rate of return on a hypothetical investment in a Contract over a period of one, five, and ten years (or, if less, up to the life of the Subaccount), and will reflect the deduction of the administration charge, mortality and expense risk charge, rider charges, and contingent deferred sales charge and may simultaneously be shown for other periods.


      Quotations of yield and effective yield do not reflect deduction of the contingent deferred sales charge, and total return figures may be quoted that do not reflect deduction of the charge. If reflected, the performance figures quoted would be lower. Such performance information will be accompanied by total return figures that reflect deduction of the contingent deferred sales charge that would be imposed if Contract Value were withdrawn at the end of the period for which total return is quoted.

      Although the Contract was not available for purchase until ____ 2005, certain of the Underlying Funds were in existence prior to that date. Performance information for the Subaccounts may also include quotations of total return for periods beginning prior to the availability of the Contract that incorporate the performance of the Underlying Funds.


      Performance information for any Subaccount reflects only the performance of a hypothetical Contract under which Contract Value is allocated to a Subaccount during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics, and quality of the Underlying Fund in which the Subaccount invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future. For a description of the methods used to determine (1) yield and effective yield for the SBL Money Market Subaccount, (2) the yield of the remaining Subaccounts, (3) average annual total return of the Subaccounts and
(4) total return for the Subaccounts, see the Statement of Additional
Information.

ADDITIONAL INFORMATION

REGISTRATION STATEMENT -- A Registration Statement under the 1933 Act has been filed with the SEC relating to the offering described in this Prospectus. This Prospectus does not include all the information included in the Registration Statement, certain portions of which, including the Statement of Additional Information, have been omitted pursuant to the rules and regulations of the SEC. The omitted information may be obtained at the SEC's principal office in Washington, DC, upon payment of the SEC's prescribed fees and may also be obtained from the SEC's web site (http://www.sec.gov).

FINANCIAL STATEMENTS -- The consolidated financial statements of the Company and Subsidiaries at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, are included in the Statement of Additional Information. There are no financial statements included for the Separate Account as it did not begin operating until January 2005.

TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION

      The Statement of Additional Information contains more specific information and financial statements relating to the Company and its Subsidiaries. The table of contents of the Statement of Additional Information is set forth below:

GENERAL INFORMATION AND HISTORY
     Safekeeping of Assets


METHOD OF DEDUCTING THE RIDER CHARGE


LIMITS ON PURCHASE PAYMENTS PAID UNDER TAX-QUALIFIED
RETIREMENT PLANS
     Section 403(b)
     Sections 408 and 408A


INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


PERFORMANCE INFORMATION

EXPERTS

FINANCIAL STATEMENTS

OBJECTIVES FOR UNDERLYING FUNDS

There is no guarantee that any Underlying Fund will meet its investment objective.

MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE UNDERLYING FUNDS, AND OTHER RELEVANT INFORMATION MAY BE FOUND IN THE RESPECTIVE PROSPECTUSES. PROSPECTUSES FOR THE UNDERLYING FUNDS SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS.

MFS VARIABLE INSURANCE TRUST -- The MFS Variable Insurance Trust is an open-end investment company. Shares of the MFS Variable Insurance Trust's portfolios are available exclusively for use as the investment vehicle for variable annuity and variable life insurance products and to certain pension and retirement plans. Massachusetts Financial Services Company ("MFS"), 500 Boylston Street, Boston, Massachusetts, 02116, serves as investment adviser and manager of the series of the MFS Variable Insurance Trust.

      MFS VIT TOTAL RETURN SERIES (SERVICE CLASS). Z MFS VIT Total Return Series (the "Fund") is a series of the MFS Variable Insurance Trust.

      INVESTMENT OBJECTIVE: Seeks mainly to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital. Its secondary objective is to provide a reasonable opportunity for growth of capital and income.

      The Fund is a "balanced fund," and invests in a combination of equity and fixed income securities. Under normal market conditions, the series invests: (1) at least 40%, but not more than 75%, of its net assets in common stocks and related securities (referred to as equity securities), such as preferred stock; bonds, warrants or rights convertible into stock; and depositary receipts for those securities, and (2) at least 25% of its net assets in non-convertible fixed income securities.

      The Fund may vary the percentage of its assets invested in any one type of security (within the limits described above) in accordance with MFS's interpretation of economic and money market conditions, fiscal and monetary policy and underlying security values. Consistent with the Fund's principal investment policies, it may invest in foreign securities, and may have exposure to foreign currencies through its investment in these securities.


OPPENHEIMER VARIABLE ACCOUNT FUNDS -- The Oppenheimer Variable Account Funds is an open-end investment company. Shares of the Variable Account Funds' portfolios are available exclusively for use as the investment vehicle for variable annuity and variable life insurance products. OppenheimerFunds, Inc., Two World Financial Center, 225 Liberty Street, 11th Floor, New York, New York, 10281, serves as investment adviser and manager of the series of the Oppenheimer Variable Account Funds.



      OPPENHEIMER BALANCED/VA (SERVICE CLASS). (Initial Class) Oppenheimer Balanced Fund (the "Fund") is a series of the Oppenheimer Balanced Variable Account Funds.



      INVESTMENT OBJECTIVE: To seek a high total investment return, which includes current income and capital appreciation in the value of its shares. The Fund allocates its investments among equity securities, debt securities, and "money market" instruments.



      OppenheimerFunds uses a variety of different types of securities and investment strategies to seek the Fund's objective: (1) equity securities, such as common stocks, preferred stocks and securities convertible into common stock, of issuers in the U.S. and foreign countries, (2) debt securities, such as bonds and notes issued by domestic and foreign companies (which can include lower-grade, high-yield securities),securities issued or guaranteed by the U.S. government and its agencies and instrumentalities including mortgage-related securities (these are referred to as "U.S. government securities"), and debt obligations of foreign governments, and (3) money market instruments, which are debt obligations that have a maturity of 13 months or less, including short-term U.S. government securities, corporate and bank debt obligations and commercial paper.



PIMCO VARIABLE INSURANCE TRUST -- The PIMCO Variable Insurance Trust is an open-end investment company. Shares of the PIMCO Variable Insurance Trust's portfolios are available exclusively for use as the investment vehicle for variable annuity and variable life insurance products. Pacific Investment Management Company LLC ("PIMCO"), 840 Newport Center Drive, Suite 100, Newport Beach, California 92660, serves as investment adviser and manager of the series of the PIMCO Variable Insurance Trust.



      PIMCO VIT ALL ASSET PORTFOLIO (ADMINISTRATIVE CLASS). PIMCO All Asset Portfolio (the "Fund") is a series of the PIMCO Variable Insurance Trust.



      INVESTMENT OBJECTIVE: To seek maximum real return consistent with preservation of real capital and prudent investment management. The Fund is a "fund of funds," which is a term used to describe mutual funds that pursue their investment objective by investing in other mutual funds. The Fund may invest in any of the funds of the PIMCO Funds, an affiliated open-end investment company, except the Strategic Balanced and All Asset Funds ("Underlying PIMCO Funds"). Research Affiliates, the Fund's asset allocation sub-adviser, determines how the Fund allocates and reallocates its assets among the Underlying PIMCO Funds. The Fund may invest in any or all of the Underlying PIMCO Funds, but will not normally invest in every Underlying PIMCO Fund at any particular time. The Fund's assets are not allocated according to a predetermined blend of shares of the Underlying PIMCO Funds. Instead, when making allocation decisions among the Underlying PIMCO Funds, the Fund's asset allocation sub-adviser considers various quantitative and qualitative data relating to the U.S. and foreign economies and securities markets. The Fund's asset allocation sub-adviser has the flexibility to reallocate the Fund's assets among any or all of the Underlying PIMCO Funds based on its ongoing analyses of the equity, fixed income and commodity markets.





SBL FUND -- SBL Fund, an open-end management investment company of the series type, is organized as a Kansas corporation. SBL Fund offers its shares only as investment vehicles for variable annuity and variable life insurance products issued by the Company and its affiliates. Security Management Company, LLC, One Security Benefit Place, Topeka, Kansas 66636, a wholly-owned subsidiary of the Company (the "Investment Manager"), serves as the investment adviser of each Series of SBL Fund.

      SERIES C (MONEY MARKET). Series C (Money Market) (the "Fund") is a series of SBL Fund.

      INVESTMENT OBJECTIVE: To seek to provide as high a level of current income as is consistent with preserving capital. The Fund invests in high quality money market instruments with maturities of not longer than thirteen months.

      SERIES N (MANAGED ASSET ALLOCATION). Series N (Managed Asset Allocation) (the "Fund") is a series of SBL Fund. The Investment Manager has entered into a sub-advisory agreement with T. Rowe Price Associates, Inc., 100 East Pratt Street, Baltimore, Maryland 21202, which provides investment advisory services to the Fund.

      INVESTMENT OBJECTIVE: To seek a high level of total return by investing primarily in a diversified portfolio of debt and equity securities. The Fund pursues its objective by normally investing approximately 60% of total assets in common stocks and 40% in fixed-income securities. The mix may vary over shorter time periods where the fixed income portion may range between 30-50% and the equity portion between 50-70%. The precise mix of equity and fixed income securities will depend on the Sub-Adviser's outlook for the markets.

THE UNIVERSAL INSTITUTIONAL FUNDS, INC. -- The Universal Institutional Funds, Inc. is an open-end investment company. Shares of The Universal Institutional Funds, Inc. portfolios are available exclusively for use as the investment vehicle for variable annuity and variable life insurance products and to certain pension and retirement plans. The Investment Adviser is Morgan Stanley Investment Management Inc., which does business in certain instances as "Miller Anderson", "Van Kampen" or "Morgan Stanley Asset Management" (the "Adviser"). The Adviser's principal offices are located at 1221 Avenue of the Americas, New York, New York 10020.

      EQUITY AND INCOME PORTFOLIO (CLASS II). Equity and Income Portfolio (the "Fund") is a series of The Universal Institutional Funds, Inc.

      INVESTMENT OBJECTIVE: The Fund seeks both capital appreciation and current income. The Adviser seeks to achieve the Fund's investment objectives by investing primarily in income producing equity instruments (including common stocks, preferred stocks and convertible securities) and investment grade fixed income securities. Investment grade securities are securities rated BBB or higher by Standard & Poor's or Baa or higher by Moody's Investors Service, Inc. or unrated securities determined by the Adviser to be of comparable quality. This policy does not apply to convertible securities which are selected primarily on the basis of their equity characteristics. The composition of the Fund's holdings will vary over time based upon evaluations of economic conditions by the Adviser and its belief about which securities would best accomplish the Fund's investment objectives.

[Add to back cover:] SDI serves as the principal underwriter for the Contract. More information about SDI is available at http://www.nasd.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD, Inc. describing its Public Disclosure Program.

                          THIRDFED(R) VARIABLE ANNUITY

                       STATEMENT OF ADDITIONAL INFORMATION

                                DATE: _____, 2005

                  INDIVIDUAL FLEXIBLE PURCHASE PAYMENT DEFERRED
                            VARIABLE ANNUITY CONTRACT

                                    ISSUED BY
                     SECURITY BENEFIT LIFE INSURANCE COMPANY
                           ONE SECURITY BENEFIT PLACE
                            TOPEKA, KANSAS 66636-0001
                                 1-800-888-2461


                                SEPARATE ACCOUNT
                        SBL VARIABLE ANNUITY ACCOUNT XVII


                                MAILING ADDRESS:
                     SECURITY BENEFIT LIFE INSURANCE COMPANY
                                 P.O. BOX 750497
                            TOPEKA, KANSAS 66675-0497
                                 1-800-888-2461

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current Prospectus for the ThirdFed Variable Annuity dated _____, 2005, as it may be supplemented from time to time. A copy of the Prospectus may be obtained from the Company by calling 1-800-888-2461 or by writing P.O. Box 750497, Topeka, Kansas 66675-0497.

                                TABLE OF CONTENTS


                                                                                  Page
                                                                                  ----
GENERAL INFORMATION AND HISTORY.................................................   3
   Safekeeping of Assets........................................................   3

METHOD OF DEDUCTING THE RIDER CHARGE............................................   3

LIMITS ON PURCHASE PAYMENTS PAID UNDER TAX-QUALIFIED RETIREMENT PLANS...........   4
   Section 403(b)...............................................................   4
   Sections 408 and 408A........................................................   4

PERFORMANCE INFORMATION.........................................................   4

EXPERTS.........................................................................   5

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...................................   5

FINANCIAL STATEMENTS............................................................   5

GENERAL INFORMATION AND HISTORY

For a description of the Flexible Purchase Payment Deferred Variable Annuity Contract (the "Contract"), Security Benefit Life Insurance Company ("the Company"), and the SBL Variable Annuity Account XVII (the "Separate Account"), see the Prospectus. This Statement of Additional Information contains information that supplements the information in the Prospectus. Defined terms used in this Statement of Additional Information have the same meaning as terms defined in the section entitled "Definitions" in the Prospectus.

SAFEKEEPING OF ASSETS -- The Company is responsible for the safekeeping of the assets of the Subaccounts. These assets, which consist of shares of the Underlying Funds in non-certificated form, are held separate and apart from the assets of the Company's General Account and its other separate accounts.

METHOD OF DEDUCTING THE RIDER CHARGE

The mortality and expense risk charge of 1.15%, and the administration charge, which ranges from 0.15% to 0.55%, on an annual basis, of each Subaccount's average daily net assets, are factored into the accumulation unit value or "price" of each Subaccount on each Valuation Date. The Company deducts a separate charge for any optional Rider chosen by the Owner (the "Rider Charge").

Each Subaccount declares a monthly dividend and the Company deducts any Rider Charge from this monthly dividend upon its reinvestment in the Subaccount. The Rider Charge is a percentage of your Contract Value allocated to the Subaccount as of the reinvestment date. The monthly dividend is paid only for the purpose of collecting the Rider Charge. Assuming that you owe a Rider Charge, your Contract Value will be reduced upon reinvestment of the Subaccount's monthly dividend. The Company reserves the right to compute and deduct the Rider Charge from each Subaccount on each Valuation Date.

The Company will declare a dividend for each Subaccount on one Valuation Date of each calendar month ("Record Date"). The Company will pay the dividend on a subsequent Valuation Date ("Reinvestment Date") within five Valuation Dates of the Record Date. Such dividend will be declared as a dollar amount per Accumulation Unit.

For each Subaccount, any Owner as of the Record Date will receive on the Reinvestment Date a net dividend equal to:

1.   the amount of dividend per Accumulation Unit; times

2. the number of Accumulation Units allocated to the Subaccount as of the Record Date; less

3. the amount of the Rider Charge for that Subaccount; provided that the Company will not deduct any Rider Charge from the first dividend following the Contract Date.

The net dividend will be reinvested on the Reinvestment Date at the Accumulation Unit Value determined as of the close of that date in Accumulation Units of the Subaccount.

An example of this process is as follows. Assume Contract Value of $50,000 allocated to a hypothetical "Subaccount A," and one Rider with a hypothetical annual charge of 0.10%. Assume further the Contract has 5,000 Accumulation Units with an Accumulation Unit Value of $10 per unit on December 30 and a gross dividend of $0.025 per unit declared on December 31 (Record Date), the net dividend amount would be as follows:

Accumulation Unit Value as of
   Valuation Date before Record Date.......        $    10.00
Accumulation Unit Value
   as of Reinvestment Date.................        $    9.975
                                                    ---------
Gross Dividend Per Unit....................        $    0.025
Less: Rider Charge Per Unit...............     -   $  0.00085
                                                    ---------
Net Dividend Per Unit......................        $  0.02415
Times: Number of Accumulation Units.......     x        5,000
                                                   ----------
Net Dividend Amount........................        $   120.75

The net dividend amount would be reinvested on the Reinvestment Date in Accumulation Units of the Subaccount A, as follows: $0.02415 (net dividend per unit) divided by $9.975 (Accumulation Unit value as of the Reinvestment Date) times 5,000 Units equals 12.105 Accumulation Units. On the Reinvestment Date,
12.105 Accumulation Units are added to Contract Value for a total of 5,012.105 Accumulation Units after the dividend reinvestment. Contract Value on the Reinvestment Date is equal to 5,012.105 Accumulation Units times $9.975 (Accumulation Unit Value as of the Reinvestment Date) for a Contract Value of $49,995.75 after the dividend reinvestment.

The Rider Charge is not assessed against contract Value in the Fixed Account or DCA Plus Account

After the Annuity Start Date, the Company will deduct a mortality and expense risk charge of 1.25% under Annuity Options 1 through 4, 7 and 8. This charge is factored into the annuity unit values on each Valuation Date. Monthly dividends are payable after the Annuity Start Date only with respect to Annuity Options 5 and 6.

LIMITS ON PURCHASE PAYMENTS PAID UNDER TAX-QUALIFIED RETIREMENT PLANS

SECTION 403(b) -- Contributions to 403(b) annuities are excludable from an employee's gross income if they do not exceed the limits under Sections 402(g) and 415 of the Code. The applicable limit will depend upon whether the annuities are purchased with employer or employee contributions. Rollover contributions are not subject to these annual limits. The maximum exclusion allowance (MEA) limit under Section 403(b)(2) of the Code was repealed effective in 2002.

Section 402(g) generally limits an employee's annual salary reduction contributions to a 403(b) annuity and any 401(k) arrangement to the applicable dollar amount shown in the table below:

     TAX YEAR         DEFERRED AMOUNT
-------------------   ---------------
       2005               $ 14,000
2006 and thereafter       $ 15,000

The $15,000 limit will be adjusted for inflation in $500 increments for tax years beginning after the 2006 tax year. If an individual is age 50 or over, catch up contributions can be made to a 403(b) annuity during the tax years and at the rates set forth in the table below:

                        ADDITIONAL
     TAX YEAR         CATCH UP AMOUNT
-------------------   ---------------
       2005               $ 4,000
2006 and thereafter       $ 5,000

The $5,000 limit will be adjusted for inflation in $500 increments for tax years beginning after the 2006 tax year. The limit will be reduced by salary reduction contributions to other 403(b) or 401(k) arrangements. An employee under a 403(b) annuity with at least 15 years of service for a "qualified employer" (i.e., an educational organization, hospital, home health service agency, health and welfare service agency, church or convention or association of churches) generally may exceed the limit by $3,000 per year, subject to an aggregate limit of $15,000 for all years.

Section 415(c) also provides an overall limit on the amount of employer and employee salary reduction contributions to a Section 403(b) annuity that will be excludable from an employee's gross income in a given year. Generally, the
Section 415(c) limit is the lesser of (i) $41,000, or (ii) 100% of the employee's annual compensation.

SECTIONS 408 AND 408A -- Premiums (other than rollover contributions) paid under a Contract used in connection with a traditional or Roth individual retirement annuity (IRA) that is described in Section 408 or Section 408A of the Internal Revenue Code are subject to the limits on contributions to IRAs under Section 219(b) of the Internal Revenue Code. Under Section 219(b) of the Code, contributions (other than rollover contributions) to an IRA are limited to the lesser of 100% of the individual's taxable compensation or the applicable dollar amount as shown in the table below:

      TAX YEAR        AMOUNT
-------------------   ------
    2005 - 2007       $4,000
2008 and thereafter   $5,000

If an individual is age 50 or over, the individual may make an additional catch up contribution to a traditional IRA of $500 during the tax year 2005, or $1,000 for the tax year 2006 and thereafter.

Spousal IRAs allow an owner and his or her spouse to contribute up to the applicable dollar amount to their respective IRAs so long as a joint tax return is filed and joint income is $6,000 or more. The maximum amount the higher compensated spouse may contribute for the year is the lesser of the applicable dollar amount as shown in the table above or 100% of that spouse's compensation. The maximum the lower compensated spouse may contribute is the lesser of (i) the applicable dollar amount as shown in the table above or (ii) 100% of that spouse's compensation plus the amount by which the higher compensated spouse's compensation exceeds the amount the higher compensated spouse contributes to his or her IRA. The extent to which an Owner may deduct contributions to a traditional IRA depends on the gross income of the Owner and his or her spouse for the year and whether either is an "active participant" in an employer-sponsored retirement plan.

Premiums under a Contract used in connection with a simplified employee pension plan described in Section 408 of the Internal Revenue Code are subject to limits under Section 402(h) of the Internal Revenue Code. Section 402(h) currently limits employer contributions and salary reduction contributions (if permitted) under a simplified employee pension plan to the lesser of (a) 25% of the compensation of the participant in the Plan, or (b) $42,000. Salary reduction contributions, if any, are subject to additional annual limits.

PERFORMANCE INFORMATION

Performance information for the Subaccounts of the Separate Account, including the yield and total return of all Subaccounts, may appear in advertisements, reports, and promotional literature provided to current or prospective Owners.

Quotations of yield for the SBL Money Market Subaccount will be based on the change in the value, exclusive of capital changes and income other than investment income, of a hypothetical investment in a Contract over a particular seven day period, less a hypothetical charge reflecting deductions from the Contract during the period (the "base period") and stated as a percentage of the investment at the start of the base period (the "base period return"). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest one hundredth of one percent. Any quotations of effective yield for the SBL Money Market Subaccount assume that all dividends received during an annual period have been reinvested. Calculation of "effective yield" begins with the same "base period return" used in the yield calculation, which is then annualized to reflect weekly compounding pursuant to the following formula:

      Effective Yield = [(Base Period Return + 1) (365/7) ] - 1


For the remaining Subaccounts, quotations of yield will be based on all investment income per Accumulation Unit earned during a given 30-day period, less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the value of an Accumulation Unit on the last day of the period.



Quotations of average annual total return for any Subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a Contract over a period of one, five and ten years (or, if less, up to the life of the Subaccount), calculated pursuant to the following formula:
P(1 + T)(n) = ERV (where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). Quotations of total return may simultaneously be shown for other periods and will include total return for periods beginning prior to availability of the Contract. Such total return figures are based upon the performance of the respective Underlying Funds, adjusted to reflect the maximum charges imposed under the Contract.



Average annual total return figures (referred to as "Standardized Total Return") are calculated from the Separate Account inception date of November 24, 2003, and reflect the deduction of the following charges: (1) the mortality and expense risk and optional Rider charges of (includes maximum Rider charge of 0.75% rather than the current charge for the Riders) 1.90%; (2) the maximum administration charge of 0.55%; and (3) the contingent deferred sales charge. Average annual total return figures (referred to as "Non-Standardized Total Return") may be quoted that do not reflect deduction of the contingent deferred sales charge. The contingent deferred sales charge if reflected would lower the Non-Standardized Total Return. Total return figures that do not reflect deduction of all charges will be accompanied by Standardized Total Return figures that reflect such charges and which date from the Separate Account inception date.


Quotations of total return for any Subaccount of the Separate Account will be based on a hypothetical investment in an Account over a certain period and will be computed by subtracting the initial value of the investment from the ending value and dividing the remainder by the initial value of the investment. Such quotations of total return will reflect the deduction of all applicable charges to the contract and the separate account (on an annual basis) except the applicable contingent deferred sales charge.

Performance information for any Subaccount reflects only the performance of a hypothetical Contract under which an Owner's Contract Value is allocated to a Subaccount during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Underlying Fund in which the Subaccount invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

EXPERTS


The consolidated financial statements of Security Benefit Life Insurance Company and Subsidiaries at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.



INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The firm of Ernst & Young LLP, One Kansas City Place, 1200 Main Street, Kansas City, Missouri 64105-2143, serves as the independent registered public accounting firm for Security Benefit and SBL Variable Annuity Account XVII, and as such will perform the annual audit of each such entity's financial statements.


FINANCIAL STATEMENTS

The consolidated financial statements of Security Benefit Life Insurance Company and Subsidiaries as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004 are set forth herein, following this section.

The consolidated financial statements of Security Benefit Life Insurance Company and Subsidiaries, which are included in this Statement of Additional Information, should be considered only as bearing on the ability of the Company to meet its obligations under the Contract. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

Because SBL Variable Annuity Account XVII did not have any assets as of December 31, 2004, no financial statements for SBL Variable Annuity Account XVII are included in this registration statement.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

                        Consolidated Financial Statements

                  Years Ended December 31, 2004, 2003, and 2002

                                    CONTENTS

Report of Independent Registered Public Accounting Firm.........................    F-2

Audited Consolidated Financial Statements

Consolidated Balance Sheets.....................................................    F-3
Consolidated Statements of Income...............................................    F-4
Consolidated Statements of Changes in Stockholder's Equity......................    F-5
Consolidated Statements of Cash Flows...........................................    F-6
Notes to Consolidated Financial Statements......................................    F-8

             Report of Independent Registered Public Accounting Firm

The Board of Directors
Security Benefit Life Insurance Company

We have audited the accompanying consolidated balance sheets of Security Benefit Life Insurance Company and Subsidiaries (the Company), an indirect wholly owned subsidiary of Security Benefit Mutual Holding Company, as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Security Benefit Life Insurance Company and Subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, the Company changed its methods of accounting for its investments in affiliated mutual funds and for its variable annuity contracts, in response to new accounting standards that became effective January 1, 2002 and 2004, respectively.

                                                           /s/ Ernst & Young LLP

February 4, 2005

                     Security Benefit Life Insurance Company
                                and Subsidiaries

                           Consolidated Balance Sheets

                                                                                          DECEMBER 31
                                                                                      2004           2003
                                                                                  ---------------------------
                                                                                         (In Thousands)
ASSETS
Investments:
   Securities available-for-sale:
     Bonds ....................................................................   $  4,825,300   $  4,317,760
     Equity securities ........................................................         62,132         55,806
   Bonds held-to-maturity .....................................................         44,420         62,264
   Mutual funds ...............................................................         98,994         59,651
   Mortgage loans .............................................................            646         10,269
   Policy loans ...............................................................         92,609         94,254
   Cash .......................................................................         56,558        117,048
   Short-term investments .....................................................         15,774          8,087
   Other invested assets ......................................................         35,568         32,678
                                                                                  ------------   ------------
Total investments .............................................................      5,232,001      4,757,817

Accrued investment income .....................................................         46,834         43,789
Accounts receivable ...........................................................         10,046         35,641
Income taxes receivable .......................................................          5,495              -
Reinsurance recoverable .......................................................        491,292        460,860
Property and equipment, net ...................................................         64,584         82,676
Deferred policy acquisition costs .............................................        358,196        388,042
Deferred sales inducement costs ...............................................         60,315              -
Other assets ..................................................................         94,714         96,400
Separate account assets .......................................................      4,930,398      4,507,481
                                                                                  ------------   ------------
Total assets ..................................................................   $ 11,293,875   $ 10,372,706
                                                                                  ============   ============

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
   Policy reserves and annuity account values .................................   $  5,292,330   $  4,822,906
   Policy and contract claims .................................................          4,200          6,135
   Other policyholder funds ...................................................         19,138         18,921
   Accounts payable and accrued expenses ......................................         33,717         67,364
   Income taxes payable .......................................................              -          9,289
   Deferred income tax liability ..............................................         84,245         53,007
   Long-term debt .............................................................        150,000        150,000
   Mortgage debt ..............................................................         47,026         48,390
   Other liabilities ..........................................................         19,075         31,451
   Separate account liabilities ...............................................      4,930,398      4,507,481
                                                                                  ------------   ------------
Total liabilities .............................................................     10,580,129      9,714,944

Stockholder's equity:
   Common stock, $10 par value; 1,000,000 shares authorized; 700,010 issued and
     outstanding ..............................................................          7,000          7,000
   Additional paid-in capital .................................................         43,631              -
   Accumulated other comprehensive income, net ................................         24,884          9,479
   Retained earnings ..........................................................        638,231        641,283
                                                                                  ------------   ------------
Total stockholder's equity ....................................................        713,746        657,762
                                                                                  ------------   ------------
Total liabilities and stockholder's equity ....................................   $ 11,293,875   $ 10,372,706
                                                                                  ============   ============

See accompanying notes.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

                        Consolidated Statements of Income

                                                               YEAR ENDED DECEMBER 31
                                                          2004          2003          2002
                                                       -------------------------------------
                                                                   (In Thousands)
Revenues:
   Insurance premiums and other considerations .....   $    7,120    $   24,024   $   35,487
   Asset based fees ................................      124,303        92,071       91,379
   Other product charges ...........................       27,922        23,092       19,872
   Net investment income ...........................      226,642       185,435      173,271
   Net realized/unrealized capital gains (losses) ..        2,536        20,788      (24,317)
   Other revenues ..................................       11,992        11,018        7,790
                                                       ----------    ----------   ----------
Total revenues .....................................      400,515       356,428      303,482

Benefits and expenses:
   Annuity benefits:
     Interest credited to account balances .........      154,620       124,164      104,027
     Benefits in excess of account balances ........       15,673        27,715       22,828
   Traditional life insurance benefits .............       (1,937)        7,904       21,817
   Other benefits ..................................        8,363        21,717       20,692
                                                       ----------    ----------   ----------
   Total benefits ..................................      176,719       181,500      169,364

   Commissions and other operating expenses ........      101,330        78,537       68,054
   Amortization of deferred policy acquisition costs       41,467        40,880       58,434
   Interest expense ................................       15,505        10,522        6,840
   Other expenses ..................................        8,843         5,066        6,055
                                                       ----------    ----------   ----------
Total benefits and expenses ........................      343,864       316,505      308,747
                                                       ----------    ----------   ----------

Income (loss) before income taxes ..................       56,651        39,923       (5,265)
Income tax expense (benefit) .......................        6,072         5,353      (10,970)
                                                       ----------    ----------   ----------
Net income .........................................   $   50,579    $   34,570   $    5,705
                                                       ==========    ==========   ==========

See accompanying notes.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

           Consolidated Statements of Changes in Stockholder's Equity

                                                                      ACCUMULATED
                                                        ADDITIONAL       OTHER                       TOTAL
                                            COMMON       PAID-IN     COMPREHENSIVE    RETAINED    STOCKHOLDER'S
                                             STOCK       CAPITAL     INCOME (LOSS)    EARNINGS       EQUITY
                                          ----------   -----------   -------------   ----------   -------------
                                                                     (In Thousands)
Balance at January 1, 2002 ............   $    7,000   $         -    $  (29,391)    $  632,508    $  610,117
Comprehensive income:
   Net income .........................            -             -             -          5,705         5,705
   Other comprehensive income, net ....            -             -        13,392              -        13,392
                                                                                                   ----------
Comprehensive income ..................                                                                19,097
Dividends paid ........................            -             -             -        (21,500)      (21,500)
                                          ----------   -----------    ----------     ----------    ----------
Balance at December 31, 2002 ..........        7,000             -       (15,999)       616,713       607,714
Comprehensive income:
   Net income .........................            -             -             -         34,570        34,570
   Other comprehensive income, net ....            -             -        25,478              -        25,478
                                                                                                   ----------
Comprehensive income ..................                                                                60,048
Dividends paid ........................            -             -             -        (10,000)      (10,000)
                                          ----------   -----------    ----------     ----------    ----------
Balance at December 31, 2003 ..........        7,000             -         9,479        641,283       657,762
Comprehensive income:
   Net income .........................            -             -             -         50,579        50,579
   Other comprehensive income, net ....            -             -        15,405              -        15,405
                                                                                                   ----------
Comprehensive income ..................                                                                65,984
Transfer of net assets of subsidiary to
   parent company in exchange for
   intercompany promissory note .......            -        43,631             -        (43,631)            -
Dividends paid ........................            -             -             -        (10,000)      (10,000)
                                          ----------   -----------    ----------     ----------    ----------
Balance at December 31, 2004 ..........   $    7,000   $    43,631    $   24,884     $  638,231    $  713,746
                                          ==========   ===========    ==========     ==========    ==========

See accompanying notes.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

                      Consolidated Statements of Cash Flows

                                                                                   YEAR ENDED DECEMBER 31
                                                                               2004         2003          2002
                                                                           ----------    ----------    ----------
                                                                                       (In Thousands)
OPERATING ACTIVITIES
Net income .............................................................   $   50,579    $   34,570    $    5,705
Adjustments to reconcile net income to net
   cash provided by operating activities:
     Net realized/unrealized capital (gains) losses ....................       (2,536)      (20,788)       24,317
     Depreciation ......................................................        4,169         8,722         6,605
     Amortization of investment premiums and discounts .................       10,905         9,252         2,802
     Annuity and interest sensitive life products - interest credited to
       account balances ................................................      154,620       124,164       104,027
     Policy acquisition costs deferred .................................      (74,896)     (114,385)      (79,217)
     Amortization of deferred policy acquisition costs .................       40,416        40,880        58,434
     Sales inducement costs deferred ...................................      (16,904)            -             -
     Amortization of sales inducement costs ............................        8,222             -             -
     Net sales of mutual funds, trading ................................       17,775           462           264
     Other changes in operating assets and liabilities .................      (18,596)       21,080       (15,004)
                                                                           ----------    ----------    ----------
Net cash provided by operating activities ..............................      173,754       103,957       107,933

INVESTING ACTIVITIES
Sales, maturities, or repayments of investments:
   Bonds available-for-sale ............................................      719,493     2,417,108       804,918
   Equity securities available-for-sale ................................       57,000        36,040        46,544
   Bonds held-to-maturity ..............................................       14,301        29,450        30,122
   Mutual funds, other than trading ....................................          211        64,544        59,572
   Mortgage loans ......................................................        9,623         3,394         1,901
   Other invested assets ...............................................        2,905         3,476         8,899
                                                                           ----------    ----------    ----------
                                                                              803,533     2,554,012       951,956
Acquisitions of investments:
   Bonds available-for-sale ............................................   (1,100,062)   (3,933,033)   (1,106,760)
   Equity securities available-for-sale ................................      (62,863)      (11,514)      (67,714)
   Mutual funds ........................................................      (53,328)         (403)            -
   Mortgage loans ......................................................            -        (3,611)       (2,619)
   Other invested assets ...............................................       (6,683)      (11,182)      (12,172)
                                                                           ----------    ----------    ----------
                                                                           (1,222,936)   (3,959,743)   (1,189,265)

Increase in other assets - business owned life insurance purchase ......            -             -       (60,000)
Net sales (purchases) of property and equipment ........................       13,924        (4,921)      (33,503)
Net (purchases) sales of short-term investments ........................       (6,761)       (6,998)       15,912
Net decrease in policy loans ...........................................        1,645         1,843         9,795
                                                                           ----------    ----------    ----------
Net cash used in investing activities ..................................     (410,595)   (1,415,807)     (305,105)

                     Security Benefit Life Insurance Company
                                and Subsidiaries

                Consolidated Statements of Cash Flows (continued)

                                                                                       YEAR ENDED DECEMBER 31
                                                                                    2004       2003        2002
                                                                                ----------  ----------  ----------
                                                                                          (In Thousands)
FINANCING ACTIVITIES
Proceeds from long-term debt and mortgage debt ..............................   $        -  $  100,000  $   49,902

Payments on long-term debt and mortgage debt ................................       (1,364)     (1,006)       (506)
Dividends paid ..............................................................      (10,000)    (10,000)    (21,500)
Deposits to annuity account balances ........................................      629,417   1,335,871     668,111
Withdrawals from annuity account balances ...................................     (441,702)   (262,867)   (281,086)
                                                                                ----------  ----------  ----------
Net cash provided by financing activities ...................................      176,351   1,161,998     414,921
                                                                                ----------  ----------  ----------
(Decrease) increase in cash .................................................      (60,490)   (149,852)    217,749
Cash at beginning of year ...................................................      117,048     266,900      49,151
                                                                                ----------  ----------  ----------
Cash at end of year .........................................................   $   56,558  $  117,048  $  266,900
                                                                                ==========  ==========  ==========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid (received) during the year for:
   Interest .................................................................   $   16,180  $    7,132  $    6,560
                                                                                ==========  ==========  ==========
   Income taxes .............................................................   $   (1,721) $   (8,030) $    1,628
                                                                                ==========  ==========  ==========

Noncash investing and financing activities:
   Transfer of net assets of subsidiary to parent company in exchange for
     intercompany promissory note...........................................    $   43,631  $        -  $        -
                                                                                ==========  ==========  ==========

See accompanying notes.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2004

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

The operations of Security Benefit Life Insurance Company (the Company) consist primarily of marketing and distributing annuities, life insurance, and related products throughout the United States. The Company and/or its subsidiaries offer a diversified portfolio of investment products comprised primarily of individual and group annuities and mutual fund products through multiple distribution channels.

The Company was formed by converting from a mutual life insurance company to a stock life insurance company under a mutual holding company structure on July 31, 1998, pursuant to a Plan of Conversion (the Conversion). In connection with the Conversion, Security Benefit Corp. (SBC), a Kansas domiciled intermediate stock holding company, and Security Benefit Mutual Holding Company (SBMHC), a Kansas domiciled mutual holding company, were formed. As a result of the Conversion, SBMHC indirectly owns, through its ownership of SBC, all of the issued and outstanding common stock of the Company (except shares required by law to be held by the Company's directors). In accordance with Kansas law, SBMHC must at all times hold at least 51% of the voting stock of SBC.

BASIS OF PRESENTATION

The consolidated financial statements include the operations and accounts of the Company and its subsidiaries, Security Management Company, LLC (SMC) and Security Benefit Group, Inc. (SBG) (See Note 13). The consolidated financial statements of SBG include its subsidiaries, First Security Benefit Life Insurance and Annuity Company of New York; Security Distributors, Inc.; Security Benefit Academy, Inc.; and Security Financial Resources, Inc. Significant intercompany accounts and transactions have been eliminated in consolidation. The Company's ownership of SMC was 90% at December 31, 2004, and 100% at December 31, 2003. Minority interest amounts held by SBG of $1,832,000 and $411,000 in the net income and members' equity of SMC, respectively, are included in consolidated other expenses and other liabilities, respectively, as of and for the year ended December 31, 2004.

USE OF ESTIMATES

The preparation of consolidated financial statements and accompanying notes requires management to make estimates and assumptions that affect amounts reported and disclosed. Actual results could differ from those estimates.

ACCOUNTING CHANGES

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which the Company adopted on its effective date of January 1, 2002. SFAS No. 144 generally retains the basic provisions of existing guidance in accounting for the impairment of long-lived assets, establishes a single accounting model for the disposal of long-lived assets, and broadens the presentation of any discontinued operations, all of which did not

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

have a significant impact on the Company's 2002 consolidated financial statements. However, SFAS No. 144 also eliminated the temporary control exception when determining the consolidation of affiliated entities. This change impacted the reporting of the Company's investment in certain company-sponsored affiliated mutual funds whereby the Company reports the change in value of its investment as a part of net income rather than as an unrealized gain or loss on equity securities available-for-sale recognized directly in equity. The cumulative effect change in value represented an unrealized loss of $4.1 million at January 1, 2002, which is reported in the net realized/unrealized capital gains (losses) line in the consolidated statement of income.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN No. 46); however, this guidance was subsequently revised in December 2003. FIN No. 46 provides guidance related to identifying variable interest entities and determining whether such entities should be consolidated. In addition, FIN No. 46 provides guidance related to the initial and subsequent measurement of assets, liabilities, and noncontrolling interests of newly consolidated variable interest entities and requires disclosures for both the primary beneficiary of a variable interest entity and other beneficiaries of the entity. For nonpublic entities such as the Company, FIN No. 46, as revised, was effective for variable interest entities created or interests in such entities obtained after December 31, 2003. A nonpublic enterprise shall apply FIN No. 46 to all variable interests held prior to December 31, 2003, by the beginning of the first annual period after December 15, 2004. The Company's effective date will be for the financial statements for the year ending December 31, 2005. The Company evaluated its investment in a structured investment trust and reduced its ownership in the investment so as not to be impacted by FIN No. 46. The adoption of the interpretation will not have a material impact on the Company's results of operations, liquidity, or financial resources.

In July 2003, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-01, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts. This SOP addresses an insurance enterprise's accounting for certain fixed and variable contract features not covered by other authoritative accounting guidance. SOP 03-01 was adopted effective January 1, 2004, and the effect of accounting change of $20,000, which is net of income tax benefits of $13,000, is reported in other expenses.

A provision of SOP 03-01 relates to the classification of contracts and calculation of an additional liability for contracts that contain significant insurance features. The adoption of the guidance requires the recognition of a liability in addition to the contract account value in cases where the insurance benefit feature results in gains in early years followed by losses in later years. The accrual and release of the additional liability also impacts the amortization of deferred policy acquisition costs. As of January 1, 2004, increased future policyholder benefits for variable annuities with guaranteed minimum death benefits offset by the impact on the amortization of deferred policy acquisition cost resulted in an after-tax cumulative effect adjustment of $(3.8) million.

In addition, the Company also had an after-tax cumulative effect adjustment from adopting the SOP related to presentation and valuation of amounts previously reported as separate accounts of $3.8 million, net of income taxes, as of January 1, 2004. The guidance requires that if the separate account arrangement does not meet the newly specified criteria of a separate account, assets and liabilities under the arrangement should be accounted for, valued, and reported as general account assets and liabilities of the Company. Revenue and expenses related to such arrangements are recognized within the respective revenue and expense lines in the consolidated statements

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

of income. At December 31, 2004, $116.8 million of separate account assets and separate account liabilities were reclassified to available-for-sale bonds, cash, and policy reserves and annuity account values. In addition, the Company's underlying interest in the separate account (seed money) should be accounted for, valued, and reported in a manner consistent with the accounting for similar assets held by the general account.

In addition, SOP 03-01 clarifies the accounting and classification for sales inducements. Although the valuation impacts were immaterial, the Company reclassified $51.6 million of sales inducements from deferred policy acquisition costs effective January 1, 2004.

In March 2004, the Emerging Issues Task Force (EITF) reached a final consensus on Issue 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (EITF 03-1). EITF 03-1 was intended to provide accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted under the cost method should be considered other-than-temporary and recognized in income. In September 2004, the FASB issued Financial Staff Position (FSP) EITF 03-1-1, delaying the effective date for the accounting and measurement provisions of EITF 03-1 until further clarification can be provided. The comment period was extended, and final guidance is not expected until at least 2005. Due to the uncertainties that still exist with this guidance, the Company is unable to estimate the impact EITF 03-1 may have on its consolidated financial statements.

INVESTMENTS

Bonds classified as held-to-maturity include securities that the Company has the positive intent and ability to hold to maturity. Held-to-maturity bonds are carried at cost, adjusted for the amortization of premiums and the accrual of discounts, both computed using the interest method applied over the estimated lives of the securities adjusted for prepayment activity. Bonds classified as available-for-sale are carried at fair value, with related unrealized gains and losses reflected as a component of accumulated other comprehensive income or loss in equity, net of applicable income taxes. The cost of bonds is adjusted for declines in value that are deemed to be other than temporary, with such impairments reported in the statements of income as a component of net realized/unrealized capital gains (losses).

Equity securities include mutual funds, common stocks, and nonredeemable preferred stocks. Equity securities are classified as available-for-sale and carried at fair value, with related unrealized gains and losses reflected as a component of accumulated other comprehensive income or loss in equity, net of applicable income taxes. The cost of equity securities is adjusted for declines in value that are deemed to be other than temporary, with such impairments reported in the statements of income as a component of net realized/unrealized capital gains (losses).

Mutual funds include mutual funds and seed money investments. A portion of the mutual funds investments is purchased to generate returns for certain liabilities. Mutual funds are classified as trading or handled under the equity method and carried at fair value, with changes in fair value reported in the statement of income as a component of net realized/unrealized capital gains (losses).

Realized capital gains and losses on sales of investments are determined using the specific identification method. In addition to net realized capital gains and losses, unrealized gains and losses related to trading securities, other-

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

than-temporary impairments, and market value changes in certain seed money investments are reported as a component of net realized/unrealized capital gains (losses) in the statements of income.

Mortgage loans are reported at amortized cost. Policy loans are reported at unpaid principal. Investments in joint ventures and partnerships are accounted for by the equity method and reported in other invested assets. Cash includes cash on hand, money market mutual funds, and other investments with initial maturities of less than 90 days. Short-term investments are carried at market value and represent fixed maturity securities with initial maturities of greater than 90 days but less than one year.

DERIVATIVES

The Company recognizes all derivative financial instruments, such as interest rate swap and futures contracts, in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in fair value of the derivative financial instruments are either recognized periodically in income or in equity as a component of other comprehensive income or loss depending on whether the derivative financial instrument qualifies for hedge accounting and, if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in fair values of the hedged items that relate to the hedged risks. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent that they are effective as hedges, are recorded in other comprehensive income net of related deferred income taxes. Changes in fair values of derivatives not qualifying as hedges are reported in income.

DEFERRED POLICY ACQUISITION COSTS

To the extent recoverable from future policy revenues and gross profits, commissions and other policy-issuance, underwriting, and selling costs that are primarily related to the acquisition or renewal of deferred annuity business have been deferred. Such deferred policy acquisition costs are amortized in proportion to the present value, discounted at the crediting rate, of expected gross profits from investment (gross blended separate account return assumption of 6.5% for the years 2005 through 2009 and 8.5% thereafter at December 31,
2004), mortality, and expense margins. That amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised. Deferred policy acquisition costs are adjusted for the impact on estimated gross profits of net unrealized gains and losses on bonds, with the adjustment reflected in equity as a component of accumulated other comprehensive income or loss, net of applicable income taxes.

PROPERTY AND EQUIPMENT

Property and equipment, including home office real estate, furniture and fixtures, and data processing hardware and related systems, are recorded at cost, less accumulated depreciation. The provision for depreciation of property and equipment is computed using the straight-line method over the estimated lives of the related assets.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following is a summary of property and equipment at cost less accumulated depreciation at December 31:

                                                           DECEMBER 31
                                                         2004       2003
                                                      ---------------------
                                                         (In Thousands)
Land...............................................   $     450   $     450
Data processing equipment..........................         106       8,060
Computer software..................................      17,866      37,162
Other..............................................       1,449       8,075
Building...........................................      50,253      50,108
Furniture..........................................       5,955       6,206
                                                      ---------   ---------
                                                         76,079     110,061
Less accumulated depreciation......................      11,495      27,385
                                                      ---------   ---------
                                                      $  64,584   $  82,676
                                                      =========   =========

The Company leases a portion of its office facility to the Federal Home Loan Bank of Topeka (FHLB) under an operating lease that expires May 31, 2022, with related early settlements available after May 31, 2017, with written notice at least two years in advance by either party. Certain operating expenses of the premises are the responsibility of the FHLB, while others are reimbursed to the Company. Expected future minimum rents to be received from the FHLB at December 31, 2004, related to the noncancelable portion of the lease are $729,000 for years 2005 through 2009 and $5,403,000 thereafter.

In 1999, the Company sold its home office building and furniture and equipment to the State of Kansas for $20,750,000. Concurrent with the sale, the Company leased the building and the furniture and equipment back for a period of not less than 24 months and not more than 30 months. The transaction resulted in a gain of $7,322,000. In accordance with SFAS No. 13, Accounting for Leases, and SFAS No. 28, Accounting for Sales With Leasebacks, $4,173,000 of the gain was recognized immediately, while the remaining gain of $3,149,000 was deferred and amortized over the lease term. The Company recognized $593,000 in 2002 earnings representing the remaining portion of the previously deferred gain.

BUSINESS OWNED LIFE INSURANCE

In 2002, the Company invested $60 million in business owned life insurance. The investment is carried in other assets at net policy value of $67,389,000 and $63,928,000 at December 31, 2004 and 2003, respectively, with the change in value of $3,461,000 in 2004 and $3,545,000 in 2003 recorded in other income.

SEPARATE ACCOUNTS

The separate account assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are separately administered for the benefit of contract holders who bear the investment risk. The separate account assets and liabilities are carried at fair value. Revenues and expenses related to separate account assets and liabilities, to the extent of benefits paid or provided to the separate account contract holders, are

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

excluded from the amounts reported in the consolidated statements of income. Investment income and gains or losses arising from separate accounts accrue directly to the contract holders and, therefore, are not included in investment earnings in the accompanying consolidated statements of income. Revenues to the Company from the separate accounts consist principally of contract maintenance charges, administrative fees, and mortality and expense risk charges.

POLICY RESERVES AND ANNUITY ACCOUNT VALUES

Liabilities for future policy benefits for traditional life products are computed using a net level-premium method, including assumptions as to investment yields, mortality, and withdrawals and other assumptions that approximate expected experience.

Liabilities for future policy benefits for interest-sensitive life and deferred annuity products represent contract values accumulated at interest without reduction for potential surrender charges. Interest on accumulated contract values is credited to contracts as earned. Crediting rates ranged from 2% to 9% during 2004, from 2% to 13% during 2003, and from 3% to 13% during 2002.

DEFERRED INCOME TAXES

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. Deferred income tax expense or benefit, reflected in the Company's consolidated statements of income, is based on the changes in deferred tax assets or liabilities from period to period (excluding unrealized gains and losses on securities available-for-sale and the change in the related valuation allowance). Deferred income tax assets are subject to ongoing evaluation of whether such assets will be realized. The ultimate realization of deferred income tax assets depends on generating future taxable income during the periods in which temporary differences become deductible. If future income is not generated as expected, deferred income tax assets may need to be written off.

RECOGNITION OF REVENUES

Traditional life insurance products include whole life insurance, term life insurance, and certain annuities. Premiums for these traditional products are recognized as revenues when due. Revenues from deferred annuities consist of policy charges for the cost of insurance, policy administration charges, and surrender charges assessed against contract holder account balances during the period.

Some of the Company's policies and contracts require payment of fees in advance for services that will be rendered over the estimated lives of the policies and contracts. These payments are established as unearned revenue reserves upon receipt and included in other policyholder funds in the consolidated balance sheets. These unearned revenue reserves are amortized to operations over the estimated lives of these policies and contracts in relation to the emergence of estimated gross profit margins.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

   Cash and short-term investments: The carrying amounts reported in the consolidated balance sheets for these instruments approximate their fair values.

   Investment securities: Fair values for bonds are based on quoted market prices, if available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services or estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for equity securities are based on quoted market prices.

   Business owned life insurance: The carrying amount reported in the consolidated balance sheets for this instrument approximates its fair value.

   Interest rate swaps: Fair values of the Company's interest-rate swaps are estimated based on dealer quotes, quoted market prices of comparable contracts adjusted through interpolation where necessary for maturity differences, or if there are no relevant comparable contracts, on pricing models or formulas using current assumptions.

   Mortgage loans and policy loans: Fair values for mortgage loans and policy loans are estimated using discounted cash flow analyses based on market interest rates for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying amounts for these instruments reported in the consolidated balance sheets approximate their fair values.

   Investment-type insurance contracts: Fair values for the Company's liabilities under investment-type insurance contracts are estimated using the assumption reinsurance method, whereby the amount of statutory profit the assuming company would realize from the business is calculated. Those amounts are then discounted at a rate of return commensurate with the rate presently offered by the Company on similar contracts.

   Long-term debt and mortgage debt: Fair values for long-term debt and mortgage debt are estimated using discounted cash flow analyses based on current borrowing rates for similar types of borrowing arrangements.

   Separate account assets and liabilities: The assets held in the separate account are carried at quoted market values or, where quoted market values are not available, at fair market value as determined by the investment manager. The carrying amounts for separate account assets and liabilities reported in the consolidated balance sheets approximate their fair values.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECLASSIFICATIONS

Certain amounts appearing in the prior years' consolidated financial statements have been reclassified to conform to the current year's presentation.

2. INVESTMENTS

Information as to the amortized cost, gross unrealized gains and losses, and fair values of the Company's portfolio of bonds and equity securities available-for-sale and bonds held-to-maturity at December 31, 2004 and 2003, is as follows:

                                                                          DECEMBER 31, 2004
                                                           ------------------------------------------------
                                                                           GROSS      GROSS
                                                            AMORTIZED   UNREALIZED  UNREALIZED     FAIR
                                                              COST         GAINS      LOSSES      VALUE
                                                           -----------  ----------  ----------  -----------
                                                                             (In Thousands)
AVAILABLE-FOR-SALE
Bonds:
  U.S. Treasury securities and obligations of U.S.
    government corporations and agencies.................  $   382,264  $    1,476  $    2,279  $   381,461
  Corporate securities...................................    2,444,304      73,260      12,537    2,505,027
  Mortgage-backed securities.............................    1,855,452      28,664       6,866    1,877,250
  Asset-backed securities................................       61,837         847       1,122       61,562
                                                           -----------  ----------  ----------  -----------
Total bonds..............................................  $ 4,743,857  $  104,247  $   22,804  $ 4,825,300
                                                           ===========  ==========  ==========  ===========

Equity securities........................................  $    61,326  $      807  $        1  $    62,132
                                                           ===========  ==========  ==========  ===========

HELD-TO-MATURITY
Bonds:
  Obligations of states and political subdivisions.......  $     2,276  $        -  $      102  $     2,174
  Corporate securities...................................       37,244       3,396          15       40,625
  Mortgage-backed securities.............................        1,705           8           -        1,713
  Asset-backed securities................................        3,195         381           -        3,576
                                                           -----------  ----------  ----------  -----------
Total bonds..............................................  $    44,420  $    3,785  $      117  $    48,088
                                                           ===========  ==========  ==========  ===========

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

2. INVESTMENTS (CONTINUED)

                                                                        DECEMBER 31, 2003
                                                        -------------------------------------------------
                                                                       GROSS        GROSS
                                                         AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                           COST        GAINS        LOSSES       VALUE
                                                        ----------   ----------   ----------   ----------
                                                                        (IN THOUSANDS)
AVAILABLE-FOR-SALE
Bonds:
  U.S. Treasury securities and obligations of U.S....
    government corporations and agencies ............   $  352,821   $    2,552   $    1,779   $  353,594
  Obligations of states and political subdivisions...          403           23            -          426
  Corporate securities ..............................    2,188,316       77,754       28,075    2,237,995
  Mortgage-backed securities ........................    1,627,806       25,271       10,463    1,642,614
  Asset-backed securities ...........................       86,789          878        4,536       83,131
                                                        ----------   ----------   ----------   ----------
Total bonds .........................................   $4,256,135   $  106,478   $   44,853   $4,317,760
                                                        ==========   ==========   ==========   ==========

Equity securities ...................................   $   55,281   $      558   $       33   $   55,806
                                                        ==========   ==========   ==========   ==========

HELD-TO-MATURITY
Bonds:
  Obligations of states and political subdivisions...   $    2,557   $        -   $      107   $    2,450
  Corporate securities ..............................       52,941        4,419        1,369       55,991
  Mortgage-backed securities ........................        3,156          141            -        3,297
  Asset-backed securities ...........................        3,610          537            -        4,147
                                                        ----------   ----------   ----------   ----------
Total bonds .........................................   $   62,264   $    5,097   $    1,476   $   65,885
                                                        ==========   ==========   ==========   ==========

The amortized cost and fair value of bonds at December 31, 2004, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

                                                       AVAILABLE-FOR-SALE      HELD-TO-MATURITY
                                                  -----------------------------------------------
                                                    AMORTIZED      FAIR       AMORTIZED    FAIR
                                                       COST        VALUE        COST       VALUE
                                                  ------------  ------------  ---------  --------
                                                                   (In Thousands)
Due in one year or less........................   $     89,491  $     90,206  $   1,634  $  1,710
Due after one year through five years..........        878,679       894,360     10,095    10,452
Due after five years through ten years.........      1,068,251     1,098,006     16,135    17,615
Due after ten years............................        790,147       803,916     11,656    13,022
Mortgage-backed securities.....................      1,855,452     1,877,250      1,705     1,713
Asset-backed securities........................         61,837        61,562      3,195     3,576
                                                  ------------  ------------  ---------  --------
                                                  $  4,743,857  $  4,825,300  $  44,420  $ 48,088
                                                  ============  ============  =========  ========

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

2. INVESTMENTS (CONTINUED)

For fixed maturities and equity securities available-for-sale with unrealized losses as of December 31, 2004 and 2003, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are summarized as follows (in thousands):

                                                                           DECEMBER 31, 2004
                                               ----------------------------------------------------------------------
                                                                          GREATER THAN OR
                                                 LESS THAN 12 MONTHS     EQUAL TO 12 MONTHS
                                               ----------------------------------------------------------------------
                                                              GROSS                  GROSS       TOTAL    TOTAL GROSS
                                                CARRYING   UNREALIZED  CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                                 AMOUNT      LOSSES     AMOUNT      LOSSES      AMOUNT      LOSSES
                                               ----------  ----------  ---------  ----------  ----------  -----------
Fixed maturities, available-for-sale:
   U.S. Treasury securities and
     obligations of U.S. government
     corporations and agencies..............   $  160,077  $    2,279  $       -  $        -  $  160,077  $     2,279
   Obligations of states and political
     subdivisions...........................       10,991           -      3,174           -      14,165            -
   Corporate securities.....................      285,876       3,100    169,444       9,437     455,320       12,537
   Mortgage-backed securities...............      283,328       1,684    139,723       5,182     423,051        6,866
   Asset-backed securities..................       89,830         998     91,427         124     181,257        1,122
                                               ----------  ----------  ---------  ----------  ----------  -----------
Total fixed maturities, available-for-sale..   $  830,102  $    8,061  $ 403,768  $   14,743  $1,233,870  $    22,804
                                               ==========  ==========  =========  ==========  ==========  ===========
Total equity securities,
   available-for-sale.......................   $        -  $        1  $       -  $        -  $        -  $         1
                                               ==========  ==========  =========  ==========  ==========  ===========
Fixed maturities, held-to-maturity..........   $        -  $        -  $   7,008  $      117  $    7,008  $       117
                                               ==========  ==========  =========  ==========  ==========  ===========

                                                                        DECEMBER 31, 2003
                                               ----------------------------------------------------------------------
                                                                          GREATER THAN OR
                                                 LESS THAN 12 MONTHS    EQUAL TO 12 MONTHS
                                               ----------------------------------------------------------------------
                                                              GROSS                 GROSS        TOTAL    TOTAL GROSS
                                                CARRYING   UNREALIZED  CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                                 AMOUNT      LOSSES     AMOUNT      LOSSES      AMOUNT      LOSSES
                                               ----------  ----------  ---------  ----------  ----------  -----------
Fixed maturities, available-for-sale:
   U.S. Treasury securities and
     obligations of U.S. government
     corporations and agencies..............   $  213,096  $    1,779  $       -  $        -  $  213,096  $     1,779
   Obligations of states and political
     subdivisions...........................            -           -          -           -           -            -
   Corporate securities.....................      478,969      11,585    164,169      16,490     643,138       28,075
   Mortgage-backed securities...............      617,928       9,513     27,671         950     645,599       10,463
   Asset-backed securities..................       86,296       1,025     86,296       3,511     172,592        4,536
                                               ----------  ----------  ---------  ----------  ----------  -----------
Total fixed maturities, available-for-sale..   $1,396,289  $   23,902  $ 278,136  $   20,951  $1,674,425  $    44,853
                                               ==========  ==========  =========  ==========  ==========  ===========
Total equity securities,
   available-for-sale.......................   $    1,569  $       33  $       -  $        -  $    1,569  $        33
                                               ==========  ==========  =========  ==========  ==========  ===========
Fixed maturities, held-to-maturity..........   $        -  $        -  $  17,952  $    1,476  $   17,952  $     1,476
                                               ==========  ==========  =========  ==========  ==========  ===========

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

2. INVESTMENTS (CONTINUED)

As of December 31, 2004, the Company held $1,233.9 million in available-for-sale fixed maturity securities with unrealized losses of $22.8 million. The Company's portfolio consists of fixed maturity securities where 96% are investment grade (rated AAA through BBB-) with an average price of 98 (carrying value/amortized cost).

For those securities that have been in a loss position for less than 12 months, the Company's portfolio holds 111 securities with a carrying value of $830.1 million and unrealized losses of $8.1 million reflecting an average price of $99. Of this portfolio, 98% were investment grade (rated AAA through BBB-) at December 31, 2004, with associated unrealized losses of $7.5 million. The losses on these securities can primarily be attributed to changes in market interest rates and changes in credit spreads since the securities were acquired.

For those securities that have been in a continuous loss position greater than or equal to 12 months, the Company's portfolio holds 85 securities with a carrying value of $403.8 million and unrealized loss of $14.7 million. Of this portfolio, 92% were investment grade (rated AAA through BBB-) at December 31, 2004, with associated unrealized losses of $12 million.

The Company closely monitors its below investment grade holdings and those investment grade names where there are concerns. While the portfolio is in an unrealized loss position on these securities, all securities except those identified as previously impaired continue to make payments. The Company considers relevant facts and circumstances in evaluating whether the impairment of a security is other than temporary. Relevant facts and circumstances considered include (1) the length of time the fair value has been below cost;
(2) the financial position and access to capital of the issuer, including the current and future impact of any specific events; and (3) the Company's ability and intent to hold the security to maturity or until it recovers in value. To the extent the Company determines that a security is deemed other than temporarily impaired, the difference between amortized cost and fair value is charged to earnings.

At December 31, 2004, the Company identified certain invested assets that have characteristics (i.e., significant unrealized losses compared to book value) creating uncertainty as to the future assessment of other-than-temporary impairments, which are listed below by length of time these invested assets have been in an unrealized loss position. This list is referred to as our watch list. Unrealized losses which are related to market movements in interest rates and which have no factors indicating that such unrealized losses may be other than temporary are excluded from this list.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

2. INVESTMENTS (CONTINUED)

                                            DECEMBER 31, 2004
                                   ------------------------------------
                                   AMORTIZED    UNREALIZED    ESTIMATED
                                     COST         LOSS       FAIR VALUE
                                   ----------   ----------   ----------
                                              (In Thousands)
Less than 12 months:
   Corporate securities ........   $    3,782   $       62   $    3,720
   Mortgage-backed securities...        5,021          332        4,689
                                   ----------   ----------   ----------
                                        8,803          394        8,409
Greater than 12 months:
   Corporate securities ........       20,569        1,913       18,656
   Asset-backed securities .....        1,865           70        1,795
                                   ----------   ----------   ----------
                                       22,434        1,983       20,451
                                   ----------   ----------   ----------
Total ..........................   $   31,237   $    2,377   $   28,860
                                   ==========   ==========   ==========

The debt securities included on the watch list cross several industries with no concentration in any one industry. The securities include corporate securities, asset-backed securities, and mortgage-backed securities. The watch list includes 11 securities, of which 9 have been on the list for over 12 months. The combined fair value of the watch list securities was 92% of book value. The improving economic conditions, adequate liquidity and cash flows, sufficient collateral, and stable to improving operating performance, as well as all of the securities being current as to principal and interest, were factors considered in concluding that an other-than-temporary impairment charge was not necessary. In addition, the Company has concluded for each of the securities on the watch list that it has the intent and ability to hold the securities for a period of time sufficient to allow for a recovery in fair value.

Major categories of net investment income for the years ended December 31, 2004, 2003, and 2002, are summarized as follows:

                                                      2004        2003      2002
                                                   ---------   ---------   ---------
                                                             (In Thousands)
Interest on bonds...............................   $ 221,915   $ 177,022   $ 162,278
Dividends on equity securities..................       2,332       2,698       3,383
Dividends on mutual funds.......................       1,678         668         597
Interest on mortgage loans......................         166         564         580
Interest on policy loans........................       6,002       5,651       6,543
Interest on short-term investments..............       1,636       1,512       2,580
Other...........................................      (4,125)         71        (337)
                                                   ---------   ---------   ---------
Total investment income.........................     229,604     188,186     175,624

Less investment expenses........................       2,962       2,751       2,353
                                                   ---------   ---------   ---------
Net investment income...........................   $ 226,642   $ 185,435   $ 173,271
                                                   =========   =========   =========

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

2. INVESTMENTS (CONTINUED)

Proceeds from sales of bonds and equity securities available-for-sale and related realized gains and losses for the years ended December 31, 2004, 2003, and 2002, are as follows:

                                                      2004        2003        2002
                                                   ---------   ---------   ---------
                                                            (In Thousands)
Proceeds from sales.............................   $ 222,056   $ 408,784   $ 558,806
Gross realized gains............................      10,153       6,119      34,485
Gross realized losses...........................       2,786       4,060       3,248

Net realized/unrealized capital gains (losses), net of associated amortization of deferred policy acquisition costs, for the years ended December 31, 2004, 2003, and 2002, consist of the following:

                                                      2004         2003           2002
                                                   ----------    ----------    ----------
                                                               (In Thousands)
Realized gains (losses):
  Bonds ........................................   $    6,586    $    1,890    $   26,690
  Equity securities ............................          281           169         4,547
  Mutual funds - trading .......................          176          (614)         (956)
  Mutual funds - other than trading ............            -        12,295        (5,787)
  Other ........................................            -             -           135
                                                   ----------    ----------    ----------
Total realized .................................        7,043        13,740        24,629

Impairments:
  Bonds ........................................       (5,469)       (5,138)      (20,230)
  Mutual funds - other than trading ............            -             -       (15,755)
                                                   ----------    ----------    ----------
Total impairments ..............................       (5,469)       (5,138)      (35,985)

Holding gains (losses):
  Mutual funds - trading .......................          836         5,398        (3,376)
  Mutual funds - other than trading ............        2,989         5,384        (5,593)
                                                   ----------    ----------    ----------
Total holding gains (losses) ...................        3,825        10,782        (8,969)
                                                   ----------    ----------    ----------
                                                        5,399        19,384       (20,325)
Related impact on deferred policy acquisition
  costs ........................................       (2,863)        1,404        (3,992)
                                                   ----------    ----------    ----------
Net realized/unrealized capital gains (losses)..   $    2,536    $   20,788    $  (24,317)
                                                   ==========    ==========    ==========

There were no outstanding agreements to sell securities at December 31, 2004 or 2003.

At December 31, 2004, the Company had approximately $1.2 billion in securities pledged as collateral in relation to its structured institutional products, the line of credit with the FHLB (see Note 11), and the new office building (see
Note 12).

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

2. INVESTMENTS (CONTINUED)

DERIVATIVE INSTRUMENTS

The Company only uses derivatives for economic or accounting hedging purposes. The derivatives are recorded on the balance sheets in other invested assets. The following is a summary of the Company's risk management strategies and the effect of these strategies on the Company's consolidated financial statements.

Fair Value Hedging Strategy

The Company has entered into several interest rate swap agreements to manage interest rate risk. The interest-rate swap agreements effectively modify the Company's exposure to interest risk by converting certain of the Company's fixed rate liabilities to a floating rate based on LIBOR over the next three years. The notional amounts of the swaps are $90 million and $125 million at December 31, 2004 and 2003, respectively, and are scheduled to decline as the liabilities mature. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amount. The Company also has interest rate swap agreements which effectively modify fixed rate bonds into floating rate investments based on LIBOR over the next ten years. The notional amounts of these swaps are $166 million and $161 million at December 31, 2004 and 2003, respectively.

During the years ended December 31, 2004 and 2003, the Company recognized a net gain of $810,000 and a net gain of $625,000, respectively, related to the ineffective portion of its fair value hedges that has been included in net investment income in the consolidated statements of income.

Cash Flow Hedging Strategy

The Company has entered into interest rate swap agreements that effectively convert a portion of its floating rate liabilities to a fixed rate basis for the next year, thus reducing the impact of interest rate changes on future income. The notional amounts of these swaps are $30 million at December 31, 2004 and 2003.

During the years ended December 31, 2004 and 2003, the Company recognized a gain of $272,000 and $262,000, respectively, related to the ineffective portion of its hedging instruments that has been included in net investment income in the consolidated statements of income.

Futures Hedging Strategy

The Company entered into futures contract positions in 2004 that were intended to reduce the impact of the equity market volatility on the Company's earnings from asset-based fees and the realized gains (losses) on securities classified as trading securities. These futures contracts acted as an economic hedge against these financial risks; however, they did not qualify for hedge accounting. During the year ended December 31, 2004, the Company realized a loss of $6.4 million on these futures contracts that has been included in net investment income in the consolidated statements of income. The Company did not hold any futures contracts at December 31, 2004.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

3. DEFERRED POLICY ACQUISITION COSTS

An analysis of the deferred policy acquisition costs asset balance, other than present value of future profits (PVFP) and deferred selling commissions, is presented below for the years ended December 31:

                                                                    2004        2003
                                                                 ----------  ----------
                                                                     (In Thousands)
Balance at beginning of year..................................   $  256,310  $  197,441
Cost deferred during the year.................................       74,896     110,563
Amortized to expense during the year..........................      (28,663)    (35,667)
Effect of realized (losses) gains on amortization
  of deferred policy acquisition costs........................       (2,863)      1,404
Effect of unrealized gains....................................        4,417     (17,971)
Other.........................................................       (3,462)        540
SOP 03-01 implementation......................................      (50,408)          -
                                                                 ----------  ----------
Balance at end of year........................................   $  250,227  $  256,310
                                                                 ==========  ==========

The PVFP relates to reinsurance assumed in 2000 and 2003 and is included in deferred policy acquisition costs in the consolidated balance sheet. PVFP reflects the estimated fair value of acquired business and represents the acquisition cost that was allocated to the value of future cash flows from insurance contracts existing at the date of acquisition. Such value is the present value of the actuarially determined projected net cash flows from the acquired insurance contracts.

PVFP is amortized over the lives of the acquired insurance business in force in a manner consistent with amortization of deferred policy acquisition costs. An analysis of the PVFP asset account is presented below for the years ended December 31:

                                                      2004      2003
                                                   ---------  --------
                                                     (In Thousands)
Balance at beginning of year....................   $ 119,222  $ 61,812
Acquisition.....................................           -    59,556
Imputed interest................................       7,574     4,261
Amortization....................................     (19,669)   (6,407)
SOP 03-01 implementation........................         842         -
                                                   ---------  --------
Balance at end of year..........................   $ 107,969  $119,222
                                                   =========  ========

Based on current conditions and assumptions as to future events on acquired contracts in force, the Company expects that the net amortization will be between 12.5% and 15.5% in each of the years 2005 through 2009. The interest rate used to determine the amount of imputed interest on the unamortized PVFP balance approximates 6.5%.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

4. OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss) are as follows:

                                                                         UNREALIZED GAINS
                                                                           (LOSSES) ON       DERIVATIVE
                                                                        AVAILABLE-FOR-SALE   INSTRUMENTS
                                                                            SECURITIES      GAINS (LOSSES)    TOTAL
                                                                        ------------------  --------------  ---------
                                                                                        (In Thousands)
Accumulated other comprehensive loss at January 1, 2002...............     $    (25,652)      $ (3,739)     $ (29,391)
   Unrealized gains on available-for-sale securities..................           51,562              -         51,562
   Change in fair value of derivatives................................                -           (488)          (488)
   Losses reclassified into earnings from other comprehensive income..          (15,993)             -        (15,993)
   Unlocking of deferred policy acquisition costs.....................          (20,862)             -        (20,862)
   Change in deferred income taxes....................................             (998)           171           (827)
                                                                           ------------       --------       --------
   Total other comprehensive income (loss)............................           13,709           (317)        13,392
                                                                           ------------       --------       --------
Accumulated other comprehensive loss at December 31, 2002.............          (11,943)        (4,056)       (15,999)
   Unrealized gains on available-for-sale securities..................           41,177              -         41,177
   Change in fair value of derivatives................................                -          1,390          1,390
   Gains reclassified into earnings from other comprehensive income...           14,600              -         14,600
   Unlocking of deferred policy acquisition costs.....................          (17,971)             -        (17,971)
   Change in deferred income taxes....................................          (13,231)          (487)       (13,718)
                                                                           ------------       --------       --------
   Total other comprehensive income...................................           24,575            903         25,478
                                                                           ------------       --------       --------
Accumulated other comprehensive income (loss) at December 31, 2003....           12,632         (3,153)         9,479
   Unrealized gains on available-for-sale securities..................           11,542              -         11,542
   Change in fair value of derivatives................................                -          3,720          3,720
   Losses reclassified into earnings from other comprehensive income..            4,387              -          4,387
   Unlocking of deferred policy acquisition costs.....................            4,417              -          4,417
   Change in deferred income taxes ...................................           (7,359)        (1,302)        (8,661)
                                                                           ------------       --------       --------
   Total other comprehensive income...................................           12,987          2,418         15,405
                                                                           ------------       --------       --------
Accumulated other comprehensive income (loss) at December 31, 2004....     $     25,619       $   (735)      $ 24,884
                                                                           ============       ========       ========

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

5. EMPLOYEE BENEFIT PLANS

Substantially all company employees are covered by a qualified, noncontributory defined benefit pension plan sponsored by the Company and certain of its affiliates. Benefits are based on years of service and an employee's highest average compensation over a period of five consecutive years during the last ten years of service. The Company's policy has been to contribute funds to the plan in amounts required to maintain sufficient plan assets to provide for accrued benefits. In applying this general policy, the Company considers, among other factors, the recommendations of its independent consulting actuaries, the requirements of federal pension law, and the limitations on deductibility imposed by federal income tax law.

In addition to the Company's defined benefit pension plan, the Company provides certain medical and life insurance benefits to full-time employees who have retired after the age of 55 with 5 years of service. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. Contributions vary based on the employee's years of service earned after age 40. The Company's portion of the costs is frozen after 2002, with all future cost increases passed on to the retirees, except for retirees in the plan prior to July 1, 1993, whose costs continue to be covered 100% by the Company.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. This Act introduces a prescription drug benefit under Medicare (Medicare Part D), as well as a federal subsidy to sponsors of retiree prescription drug benefit plans that are deemed to be actuarially equivalent to the Medicare Part D program. On May 19, 2004, the FASB issued Staff Position No. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (FSP 106-2). FSP 106-2 provides guidance on the accounting of the effects of the Act. After the issuance of FSP 106-2, the Centers of Medicare and Medicaid Services (CMS) issued proposed regulations on July 26, 2004, that provided guidance on the definition of actuarially equivalent retiree prescription drug coverage. These regulations are not expected to be final until 2005. Based upon the proposed regulations, the Company has not yet determined if its retiree prescription drug benefit coverage is actuarially equivalent; therefore, it has yet to record any adjustments. If the Company's drug benefit coverage is determined to be actuarially equivalent, management and its consulting actuary believe any adjustments will not have a material impact on reported results due to the design of the Company's plan.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

5. EMPLOYEE BENEFIT PLANS (CONTINUED)

The following table sets forth the plan's funded status and amounts recognized in the consolidated financial statements at December 31 and for the years then ended:

                                                       PENSION BENEFITS     OTHER BENEFITS
                                                       2004       2003       2004     2003
                                                     --------   --------   -------   -------
                                                                 (In Thousands)
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year ...........  $ 23,700   $ 19,414   $ 9,264   $ 7,880
Service cost ......................................     1,550      1,279       406       319
Interest cost .....................................     1,395      1,338       530       522
Contribution by plan participants .................         -          -       153       126
Actuarial loss ....................................     1,673      3,241         7     1,023
Benefits paid .....................................      (502)    (1,572)     (737)     (606)
                                                     --------   --------   -------   -------
Benefit obligation at end of year .................    27,816     23,700     9,623     9,264

CHANGE IN PLAN ASSETS:
Fair value of plan assets beginning of year........    19,761     13,453         -         -
Actual return on plan assets ......................     1,843      2,480         -         -
Contributions by the employer .....................     2,400      5,400         -         -
Benefits paid .....................................      (502)    (1,572)        -         -
                                                     --------   --------   -------   -------
Fair value of plan assets at end of year ..........    23,502     19,761         -         -
                                                     --------   --------   -------   -------

Funded status .....................................    (4,314)    (3,939)   (9,623)   (9,264)
Unamortized prior service cost ....................       456        539       194       217
Unrecognized net gain .............................    10,932      9,492     1,985     2,041
                                                     --------   --------   -------   -------
Net amount recognized .............................  $  7,074   $  6,092   $(7,444)  $(7,006)
                                                     ========   ========   =======   =======

Accumulated benefit obligation ....................  $ 19,426   $ 16,185
                                                     ========   ========

Amounts recognized in the balance sheets consist of:

                                        PENSION BENEFITS   OTHER BENEFITS
                                          2004    2003     2004      2003
                                        -------  -------  -------   -------
                                                  (In Thousands)
Prepaid (accrued) benefit cost........  $ 6,706  $ 5,540  $(7,444)  $(7,006)
Intangible assets ....................      368      552        -         -
                                        -------  -------  -------   -------
Net amount recognized ................  $ 7,074  $ 6,092  $(7,444)  $(7,006)
                                        =======  =======  =======   =======

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

5. EMPLOYEE BENEFIT PLANS (CONTINUED)

                                                      PENSION BENEFITS     OTHER BENEFITS
                                                     2004   2003   2002   2004   2003   2002
                                                     -----  -----  -----  -----  -----  ----
WEIGHTED AVERAGE ASSUMPTIONS AS OF DECEMBER 31
Discount rate......................................  5.75%  6.25%  7.00%  5.75%  6.25%  7.00%
Expected return on plan assets.....................  8.50%  9.00%  9.00%     -      -      -
Rate of compensation increase......................  4.50%  4.50%  4.50%     -      -      -

Net periodic pension cost for the fiscal year ended December 31, 2004, is comprised of the following six components (in thousands):

Service cost.......................................  $ 1,550
Interest cost......................................    1,395
Expected return on plan assets.....................   (1,903)
Amortization of net prepaid asset..................     (184)
Amortization of prior service cost.................       83
Amortization of actuarial loss.....................      294
                                                     -------
Net periodic pension cost..........................  $ 1,235
                                                     =======

As of December 31, 2004, the following table presents estimated future benefit payments expected to be paid in each of the respective years (in thousands):

FISCAL YEAR                                          AMOUNT
-----------                                          ------
2005                                               $     358
2006                                                     398
2007                                                     334
2008                                                     562
2009                                                     872
2010 - 2014                                           10,932

A contribution of $1,900,000 is expected to be made to the pension plan by Security Benefit Corporation in fiscal year 2005.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

5. EMPLOYEE BENEFIT PLANS (CONTINUED)

Pension plan assets are invested in public mutual funds with varying investment objectives, of which a part are managed by an affiliated entity. Pension plan weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows:

                                                     PLAN ASSETS AT DECEMBER 31
ASSET CATEGORY                                         2004               2003
---------------------------------------------------  --------            ------
Equity.............................................    65.5%              48.6%
Fixed income.......................................    15.4               17.4
Cash and short term................................    19.1               34.0
                                                      -----              -----
                                                      100.0%             100.0%
                                                      =====              =====

The Company's long-range asset allocation model is 60% equities and 40% fixed income. The weighted average asset allocations were impacted in both 2004 and 2003 by a significant contribution near the end of both years. At year-end 2004, the Company utilized an expected long-term return of 8.5% on pension fund assets. This return is predicated on the fact that, historically over long periods of time, widely traded large-cap equity securities have provided a return of approximately 10%, while fixed income securities have provided a return of approximately 6%. The Company's long-range asset allocation model of 60% equities and 40% fixed income would indicate that the long-term expected return would be approximately 8.4% if the investments were made in the broad indexes.

The annual assumed rate of increase in the per capita cost of covered medical benefits was 9% for 2004 and 10% for 2003 and is assumed to be 8% in 2005 and decrease 1% per year through 2009. The health care cost trend rate could have a significant effect on the other benefits amount reported. For example, increasing the assumed health care cost trend rates by one percentage point each year would increase the other benefits' accumulated postretirement benefit obligation as of December 31, 2004, by $413,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 2004 by $99,000.

The Company has a profit sharing and savings plan for which substantially all employees are eligible. Company contributions to the profit sharing and savings plan charged to operations were $2,589,000, $3,024,000, and $796,000 for 2004,
2003, and 2002, respectively.

The Company has a number of annual discretionary incentive compensation plans for certain employees. Allocations to participants each year under these plans are based on the performance and discretion of the Company. The annual allocations to participants are fully vested at the time the Company determines such amounts. Certain participants have the option to receive their balances immediately or to defer such amounts. The Company also has a long-term incentive plan for executives in which allocations to participants are based on the performance of the Company over a three-year period. The plan has two levels of awards. Under the first level, awards are granted annually and fully vested. Participants have the option to receive their vested benefits immediately or to defer such amounts. Under the second level of award, amounts are deferred for three years and vest after the third year, with participants having the option to receive their vested benefits immediately or continue to defer. Amounts deferred by participants of the Company's incentive compensation plans are invested in shares of affiliated mutual funds. Incentive compensation expense amounted to $4,370,000, $6,336,000, and $3,530,000 for 2004, 2003, and 2002,
respectively.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

6. REINSURANCE

Principal reinsurance assumed transactions for the years ended December 31, 2004, 2003, and 2002, are summarized as follows, with the majority of the reinsurance balances resulting from the 2003 and 2000 acquisitions of blocks of deferred annuity contracts:

                                     2004     2003     2002
                                   --------  -------  -------
                                         (In Thousands)
Reinsurance assumed:
  Premiums received .............  $ 67,542  $58,345  $69,998
                                   ========  =======  =======
  Commissions paid ..............  $  4,847  $42,587  $ 3,936
                                   ========  =======  =======
  Claims paid ...................  $  9,718  $ 2,093  $ 1,218
                                   ========  =======  =======
  Surrenders paid ...............  $226,554  $64,736  $78,010
                                   ========  =======  =======

Principal reinsurance ceded transactions for the years ended December 31, 2004, 2003, and 2002, are summarized as follows, with the majority of the reinsurance balances resulting from the 1997 transfer of the Company's life insurance business to another insurer:

                                     2004      2003    2002
                                    -------  -------  -------
                                         (In Thousands)
Reinsurance ceded:
  Premiums paid ..................  $37,356  $38,837  $39,446
                                    =======  =======  =======
  Commissions received ...........  $ 3,392  $ 3,573  $ 3,766
                                    =======  =======  =======
  Claim recoveries ...............  $18,861  $20,124  $18,368
                                    =======  =======  =======

In the accompanying consolidated financial statements, premiums, benefits, settlement expenses, and deferred policy acquisition costs are reported net of reinsurance ceded; policy liabilities and accruals are reported gross of reinsurance ceded. The Company remains liable to policyholders if the reinsurers are unable to meet their contractual obligations under the applicable reinsurance agreements. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of reinsurers.

At December 31, 2004 and 2003, the Company has receivables totaling $491,292,000 and $460,860,000, from its reinsurers. Substantially all of these receivables are collateralized by assets of the reinsurers held in trust. Life insurance in force ceded at December 31, 2004 and 2003, was $4.5 billion and $4.6 billion, respectively.

Effective as of August 1, 2004, the Company transferred, through a 100% coinsurance of general account liabilities, a closed block of group waiver of premium business with reserves of $18.4 million. The Company paid $12.3 million to the reinsurer and recognized a $6.1 million gain on the transaction which was deferred and will be amortized into income over a period of nine years. At December 31, 2004, the reserves were $17.8 million and were collateralized by assets of the reinsurer held in trust of $18.6 million.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

6. REINSURANCE (CONTINUED)

Effective as of December 31, 2003, the Company acquired, through a 100% coinsurance of general account liabilities and a 100% modified coinsurance of separate account liabilities, a block of approximately 15,000 deferred annuity contracts with general and separate account balances of $84.1 million and $587.1 million, respectively, and a block of approximately 9,300 variable life insurance contracts with general and separate account balances of $2.1 million and $61.7 million, respectively. The Company agreed to the payment of a reinsurance commission of $39.2 million which, in addition to other related items, was deferred and is being amortized over the estimated life of the business assumed, in relation to its estimated gross profits. The transaction, noncash as of December 31, 2003, resulted in an accounts receivable of $25.7 million representing cash transferred to the Company in 2004 less the commission paid and policy loans of $1 million. The general account balances have been recognized by the Company at December 31, 2004 and 2003, while the separate account assets and liabilities continue to be reported on the books of the ceding company.

In 2000, the Company acquired, through a 100% coinsurance of general account liabilities and a 100% modified coinsurance of separate account liabilities, a block of approximately 57,000 deferred annuity contracts. At acquisition, general and separate account balances of $64.6 million and $796.1 million, respectively, were acquired. In addition, the Company received $15.3 million in policy loans. Under the modified coinsurance agreement, the separate account assets and liabilities are retained by the reinsured with the related revenues and expenses ceded to and reported by the Company in the consolidated statements of income. The Company paid a reinsurance commission of $71.9 million which, in addition to other related items, was deferred and recorded in deferred policy acquisition costs and is being amortized over the estimated life of the business assumed, in relation to estimated gross profits.

7. VARIABLE ANNUITY CONTRACTS

The Company offers variable annuity contracts for which investment income and gains and losses on separate account investments accrue directly to, and investment risk is borne by, the contract holder. Associated with these variable annuity contracts, the Company provides guarantees for the benefit of the annuity contract holder. The primary guarantee provided to annuity contract holders is a guaranteed minimum death benefit (GMDB).

The GMDB provides a specific minimum return upon death. The Company offers six primary GMDB types:

   - RETURN OF PREMIUM DEATH BENEFIT provides the greater of account value or total deposits to the contract less any reductions due to partial withdrawals.

   - RESET provides the greater of a return of premium death benefit or the account value at the most recent five-year anniversary before the contract holder's eighty-sixth birthday adjusted for withdrawals.

   - ROLL-UP DEATH BENEFIT provides the greater of a return of premium death benefit or premiums adjusted for withdrawals accumulated at generally a 5% interest rate up to the earlier of an age specified in the contract (varies by product) or 200% of adjusted premiums.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

7. VARIABLE ANNUITY CONTRACTS (CONTINUED)

   - STEP-UP DEATH BENEFIT provides the greater of a return of premium death benefit or the largest account value on a specified policy anniversary that occurs prior to a specified age adjusted for withdrawals. Currently, the Company offers products where the specified policy anniversary is annual, four-year, five-year, or six-year. For most contracts, its GMDB locks in at an age specified in the contract (this age varies by product).

   - ENHANCED DEATH BENEFIT provides the greater of a return of premium death benefit or the contract value plus the lesser of 50% of the contract gain or 50% of adjusted premiums. For policies issued to persons older than 70, the enhancement is 25% of the contract gain or 25% of adjusted premiums.

   - COMBO DEATH BENEFIT provides the greater of an annual step-up, roll-up death benefit, and/or enhanced death benefit.

Following is a summary of the account values and net amount at risk, net of reinsurance, for variable annuity contracts with GMDB invested in both general and separate accounts as of December 31:

                                     2004                            2003
                           ------------------------------  ------------------------------
                                     NET      WEIGHTED-               NET     WEIGHTED-
                           ACCOUNT  AMOUNT     AVERAGE     ACCOUNT  AMOUNT    AVERAGE
                            VALUE   AT RISK  ATTAINED AGE   VALUE   AT RISK  ATTAINED AGE
                           -------  -------  ------------  -------  -------  ------------
                                              (Dollars in Millions)
Return of premium........  $ 2,147   $  24        62       $ 1,269   $  16       61
Reset....................      171       8        52           156      16       51
Roll-up..................      491      20        56           432      28       54
Step-up..................    4,828     140        60         4,654     247       60
Combo....................      362      37        64           220      12       63
                           -------   -----        --       -------   -----       --
Subtotal.................    7,999     229        60         6,731     319       60

Enhanced.................       11       1        65             2       1       63
                           -------   -----        --       -------   -----       --
Total GMDB...............  $ 8,010   $ 230        60       $ 6,733   $ 320       60
                           =======   =====        ==       =======   =====       ==

The liability for guaranteed minimum death benefits on variable annuity contracts reflected in the general account as of December 31, 2004 and 2003, was $6,948,000 and $7,850,000, respectively.

Under SOP 03-01, the Company's GMDB reserves are equal to the current benefit ratio multiplied by the cumulative assessments less cumulative excess death benefit payments plus accrued interest. The current benefit ratio is equal to the present value of excess payments divided by the present value of expected assessments. The Company will recalculate its GMDB reserve at each reporting date, and the resulting change in liability will be recognized in the income statement as a benefit expense. The Company regularly reviews the assumptions used in the GMDB reserve calculation and will adjust the assumptions as actual experience or other evidence suggests that earlier assumptions should be revisited. The Company's GMDB reserve calculation uses assumptions consistent with its deferred policy acquisition cost model. The following assumptions were used to determine the SOP 03-01 GMDB reserves as of December 31, 2004.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

7. VARIABLE ANNUITY CONTRACTS (CONTINUED)

   - Data used was based on a combination of historical numbers and future projections involving 500 stochastic scenarios

   -  Mean long-term equity growth rate of 8.5%

   -  Equity volatility of 18%

   -  Bond volatility of 5%

   -  Mortality is 100% of Annuity 200 table

   - Asset fees are equal to fund management fees and product loads (varies by product)

   - Discount rate is the long-term growth rate less asset fees (varies by product)

   -  Lapse rates vary by product and duration

8. INCOME TAXES

The Company files a consolidated life/nonlife federal income tax return with SBMHC. Income taxes are allocated to the Company as if it filed a separate return. The provision for income taxes includes current federal income tax expense or benefit and deferred income tax expense or benefit due to temporary differences between the financial reporting and income tax bases of assets and liabilities.

Income tax expense (benefit) consists of the following for the years ended December 31, 2004, 2003, and 2002:

                                  2004       2003       2002
                                --------   --------   --------
                                        (In Thousands)
Current ......................  $(16,505)  $ (1,662)  $(12,539)
Deferred......................    22,577      7,015      1,569
                                --------   --------   --------
                                $  6,072   $  5,353   $(10,970)
                                ========   ========   ========

The differences between reported income tax expense (benefit) and that resulting from applying the statutory federal rate to income (loss) before income tax expense (benefit) are as follows:

                                                             2004       2003       2002
                                                           --------   --------   --------
                                                                   (In Thousands)
Federal income tax expense (benefit) computed at
   statutory rate .......................................  $ 19,828   $ 13,973   $ (1,843)
(Decreases) increases in taxes resulting from:
   Dividends received deduction .........................    (8,941)    (4,561)    (5,798)
   Credits ..............................................    (4,000)    (4,515)    (3,795)
   Other ................................................      (815)       456        466
                                                           --------   --------   --------
                                                           $  6,072   $  5,353   $(10,970)
                                                           ========   ========   ========

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

8. INCOME TAXES (CONTINUED)

The credits above include low income housing tax credits and foreign tax credits. Based on events and analysis performed during 2004, prior tax accruals related to the dividends received deduction of $5.1 million were eliminated.

Net deferred income tax assets or liabilities consist of the following:

                                                                  DECEMBER 31
                                                                 2004      2003
                                                               --------  --------
                                                                 (In Thousands)
Deferred income tax assets:
  Future policy benefits ....................................  $ 30,409  $ 26,604
  Employee benefits .........................................     4,353    16,592
  Deferred gain on life coinsurance agreement................     3,866     2,029
  Other .....................................................     3,906    13,556
                                                               --------  --------
Total deferred income tax assets ............................    42,534    58,781

Deferred income tax liabilities:
  Net unrealized gains on investments .......................    25,535    15,428
  Deferred policy acquisition costs .........................    88,492    79,389
  Deferred gains on investments .............................     2,151     2,037
  Depreciation ..............................................     3,741     5,301
  Other .....................................................     6,860     9,633
                                                               --------  --------
Total deferred income tax liabilities .......................   126,779   111,788
                                                               --------  --------
Net deferred income tax liability ...........................  $ 84,245  $ 53,007
                                                               ========  ========

9. CONDENSED FAIR VALUE INFORMATION

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosures of fair value information about financial instruments, whether recognized or not recognized in a company's balance sheet, for which it is practicable to estimate that value. The methods and assumptions used by the Company to estimate the following fair value disclosures for financial instruments are set forth in Note 1.

SFAS No. 107 excludes certain insurance liabilities and other nonfinancial instruments from its disclosure requirements. However, the liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk that minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts. The fair value amounts presented herein do not include an amount for the value associated with customer or agent relationships, the expected interest margin (interest earnings in excess of interest credited) to be earned in the future on investment-type products, or other intangible items. Accordingly, the aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company; likewise, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

9. CONDENSED FAIR VALUE INFORMATION (CONTINUED)

                                                                DECEMBER 31, 2004           DECEMBER 31, 2003
                                                            -------------------------   -------------------------
                                                             CARRYING        FAIR        CARRYING        FAIR
                                                              AMOUNT         VALUE        AMOUNT         VALUE
                                                            -----------   -----------   -----------   -----------
                                                                               (In Thousands)
Bonds (Note 2) ...........................................  $ 4,869,720   $ 4,873,388   $ 4,380,024   $ 4,383,645
Equity securities (Note 2) ...............................       62,132        62,132        55,806        55,806
Mutual funds .............................................       98,994        98,994        59,651        59,651
Mortgage loans ...........................................          646           646        10,269        10,269
Policy loans .............................................       92,609        92,934        94,254        94,508
Business owned life insurance ............................       67,389        67,389        63,928        63,928
Separate account assets ..................................    4,930,398     4,930,398     4,507,481     4,507,481
Supplementary contracts without life contingencies........      (19,076)      (19,515)      (19,238)      (21,582)
Individual and group annuities ...........................   (4,507,281)   (4,265,823)   (4,117,293)   (3,901,846)
Long-term debt ...........................................     (150,000)     (158,230)     (150,000)     (158,920)
Mortgage debt ............................................      (47,026)      (51,098)      (48,390)      (52,701)
Interest rate swaps ......................................       (3,484)       (3,374)       (4,517)       (2,820)
Separate account liabilities .............................   (4,930,398)   (4,930,398)   (4,507,481)   (4,507,481)

10. COMMITMENTS AND CONTINGENCIES

The Company leases various equipment under several operating lease agreements. Total expense for all operating leases amounted to $1,735,000, $1,626,000, and $1,946,000 during 2004, 2003, and 2002, respectively.

In connection with its investments in certain limited partnerships, the Company is committed on December 31, 2004, to invest additional capital of $4.3 million over the next few years as required by the general partner.

Guaranty fund assessments are levied on the Company by life and health guaranty associations in most states to cover policyholder losses of insolvent or rehabilitated insurers. At December 31, 2004 and 2003, the Company has reserved $1,595,000 and $1,586,000, respectively, to cover current and estimated future assessments, net of related premium tax credits.

Various legal proceedings and other matters have arisen in the ordinary course of the Company's business. Management is of the opinion that the Company has substantial defenses with respect to these matters, and the Company's ultimate liability, if any, resulting from such matters will not be material to its results of operations or financial position.

11. LONG-TERM DEBT

At December 31, 2004, the Company has access to a $52.5 million line-of-credit facility from the FHLB. Overnight borrowings in connection with this line of credit bear interest at 0.15% over the federal funds rate (2.25% at December 31, 2004). The Company had no borrowings under this line of credit at December 31, 2004.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

11. LONG-TERM DEBT (CONTINUED)

The Company has outstanding surplus notes of $150 million at December 2004 and 2003. The surplus notes consist of $50 million of 8.75% notes issued in May 1996 and maturing on May 15, 2016, and $100 million of 7.45% notes issued in October 2003 maturing on October 1, 2033. The surplus notes were issued pursuant to Rule 144A under the Securities Act of 1933. The surplus notes have repayment conditions and restrictions whereby each payment of interest or principal on the surplus notes may be made only with the prior approval of the Kansas Insurance Commissioner and only out of surplus funds that the Kansas Insurance Commissioner determines to be available for such payment under the Kansas Insurance Code. At December 31, 2004, $19.3 million of the 8.75% surplus notes maturing on May 15, 2016 are held by SBC.

12. MORTGAGE DEBT

During 2002, the Company completed construction of new home office facilities, into which it moved in April 2002. The primary mortgage financing for the property was arranged through the FHLB, which also occupies a portion of the premises. Although structured as a sale-leaseback transaction supporting $50 million of industrial revenue bonds issued by the City of Topeka and held by the FHLB, substantially all of the risks and rewards of property ownership have been retained by the Company. Accordingly, the arrangement has been accounted for as a mortgage financing of the entire premises by the Company, with an operating lease from the FHLB for the portion of the premises that they presently occupy (see Note 1).

The underlying loan agreement with the FHLB bears interest at 6.726% and will be fully paid off in 2022, with monthly principal and interest payments totaling $381,600 including $62,800 applicable to the portion of the building leased to the FHLB. The financing is collateralized by a first mortgage on the premises and $37 million of other marketable securities. At December 31, 2004, combined future aggregate principal maturities of the mortgage borrowing for the years ending December 31 are as follows (in thousands):

2005..............................        $  1,460
2006..............................           1,562
2007..............................           1,670
2008..............................           1,785
2009..............................           1,910
Thereafter........................          38,639
                                          --------
                                          $ 47,026
                                          ========

13. RELATED-PARTY TRANSACTIONS

The Company owns shares of affiliated mutual funds managed by Security Management Company, LLC with net asset values totaling $96,960,000 and $59,651,000 at December 31, 2004 and 2003, respectively.

On April 14, 2004, the Company transferred all the issued and outstanding shares of SBG, its wholly owned subsidiary to SBC, the parent company, receiving cash in return of $43,631,000. Also on April 14, 2004, the Company entered into an intercompany promissory note due from SBC totaling $55,000,000 payable in full at maturity on May 20, 2016. Interest on the principal amount of the note is due and payable at an annual rate of

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

13. RELATED-PARTY TRANSACTIONS (CONTINUED)

5.98% with semiannual interest payments due on May 20 and November 20 of each year until the principal has been fully paid. At any time, SBC may prepay all or any portion of the outstanding principal of the note without premium or repayment penalty.

14. STATUTORY FINANCIAL INFORMATION

The Company's insurance subsidiaries' statutory-basis financial statements are prepared on the basis of accounting practices prescribed or permitted by the Kansas and New York Insurance Departments, as applicable. Kansas and New York have adopted the National Association of Insurance Commissioners' statutory accounting practices (NAIC SAP) as the basis of their statutory accounting practices. In addition, the commissioners of the Kansas and New York Insurance Departments have the right to permit other specific practices that may deviate from prescribed practices. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. The Company's insurance subsidiaries have no permitted practices.

Statutory capital and surplus of the insurance operations were $591,118,000 and $519,290,000 at December 31, 2004 and 2003, respectively. Statutory net income
(loss) of the insurance operations were $73,951,000, $17,645,000, and $(33,005,000) for the years ended December 31, 2004, 2003, and 2002, respectively. The 2002 net loss included capital losses of $(34.7) million.

The payment of dividends by the Company to shareholders is limited and can only be made from earned profits unless prior approval is received from the Kansas Insurance Commissioner. The maximum amount of dividends that may be paid by life insurance companies without prior approval of the Kansas Insurance Commissioner is also subject to restrictions relating to the statutory surplus and net gain from operations.

                                     PART C
                                OTHER INFORMATION

Item 24.    Financial Statements and Exhibits

            a.    Financial Statements

                  The consolidated financial statements of Security Benefit Life Insurance Company as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, are included in Part B of this Registration Statement.

            b.    Exhibits

                  (1) Resolution of the Board of Directors of Security Benefit Life Insurance Company (SBL) authorizing establishment of the Separate Account(a)
                  (2)   Not Applicable
                  (3)   (a)   Marketing Organization Agreement(g)
                        (b)   Amendment to Marketing Organization, SBL Variable
                              Products Broker/Dealer Sales, and SBL Variable
                              Product Sales Agreements(h)
                  (4)   (a)   Individual Contract (Form V6030 (7-05))
                        (b)   Individual Contract (Form V6030 FL (7-05))
                        (c)   Individual Contract - Unisex (Form V6030 (7-05)U))
                        (d)   Individual Contract - Unisex (Form V6030 FL
                              (7-05)U)
                        (e)   Five-Year Guaranteed Minimum Accumulation Benefit
                              Rider (Form V6097 (7-05))
                        (f)   Ten-Year Guaranteed Minimum Accumulation Benefit
                              Rider (Form V6098 (7-05))
                        (g)   Tax-Sheltered Annuity Endorsement (Form 6832A
                              R9-96)(b)
                        (h)   Individual Retirement Annuity Endorsement (Form
                              V6849A R9-03)(c)
                        (i)   Roth IRA Endorsement (Form V6851A (R9-03))(c)
                        (j)   403a Endorsement (Form V6057 10-98)(d)
                  (5)   Application (Form V9502 (7-05)).
                  (6)   (a)   Composite of Articles of Incorporation of SBL(e)
                        (b)   Bylaws of SBL(f)
                  (7)   Not Applicable
                  (8)   (a)   Participation Agreement - MFS VIT
                        (b)   Participation Agreement - Oppenheimer Variable
                              Account Funds(i)
                        (c)   Participation Agreement - Morgan Stanley/Van
                              Kampen
                        (d)   Participation Agreement - PIMCO Variable Insurance
                              Trust(i)
                  (9)   Opinion of Counsel
                  (10)  Consent of Independent Registered Public Accounting Firm
                  (11)  Not Applicable
                  (12)  Not Applicable
                  (13) Powers of Attorney of Kris A. Robbins, J. Michael Keefer, Thomas A. Swank and Malcolm E. Robinson.(h)

-----------------
(a) Incorporated herein by reference to the Exhibits filed with the Registration Statement No. 333-111589 (filed December 29, 2003).

(b) Incorporated herein by reference to the Exhibits filed with the Registration Statement No. 333-23723 (filed March 16, 1997).

(c) Incorporated herein by reference to the Exhibits filed with the Registration Statement No. 333-93947 (filed April 30, 2004).

(d) Incorporated herein by reference to the Exhibits filed with the Registration Statement No. 333-23723 (filed April 30, 1999).

(e) Incorporated herein by reference to the Exhibits filed the Registration Statement No. 2-89328 (filed August 17, 1998).

(f) Incorporated herein by reference to the Exhibits filed with Registration Statement No. 333-41180 (filed April 30, 2004).

(g) Incorporated herein by reference to the Exhibits filed with the Registration Statement No. 2-89328 (filed May 1, 2000).

(h) Incorporated herein by reference to the Exhibits filed with the Registration Statement No. 333-120399 (filed November 12, 2004).

(i) Incorporated herein by reference to the Exhibits filed with the Registration Statement No. 333-41180 (filed April 30, 2004)

Item 25.    Directors and Officers of the Depositor

Name and Principal
 Business Address                   Positions and Offices with Depositor
------------------                  ------------------------------------
Kris A. Robbins*               President, Chief Executive Officer and Director

Thomas A. Swank*               Senior Vice President, Chief Financial Officer,
                               Treasurer and Director

J. Michael Keefer*             Senior Vice President, General Counsel, Secretary
                               and Director

Malcolm E. Robinson*           Senior Vice President, Assistant to the President
                               and Chief Executive Officer and Director

David J. Keith*                Senior Vice President, IT and Customer Management

Venette R. Davis*              Senior Vice President

Michael G. Odlum*              Senior Vice President and Chief Investment
                               Officer

Kalman Bakk, Jr.*              Senior Vice President and Chief Marketing Officer

Amy J. Lee*                    Associate General Counsel, Vice President and
                               Assistant Secretary

*Located at One Security Benefit Place, Topeka, Kansas 66636.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

            The Depositor, Security Benefit Life Insurance Company ("SBL" or "the Company"), is owned by Security Benefit Corporation through the ownership of all of SBL's issued and outstanding shares of common stock. Security Benefit Corporation is wholly owned by Security Benefit Mutual Holding Company ("SBMHC"), which in turn is controlled by SBL policyholders. As of December 31, 2004 no one person held more than approximately 0.0003% of the voting power of SBMHC. The Registrant is a segregated asset account of SBL.

            The following chart indicates the persons controlled by or under common control with SBL Variable Annuity Account XVII or SBL:

                                                                      Percent of Voting
                                                                      Securities Owned
                                               Jurisdiction of            by SBMHC
                Name                            Organization      (directly or indirectly)
-------------------------------------------    ---------------    ------------------------
Security Benefit Mutual Holding Company            Kansas                   ---
(Holding Company)

Security Benefit Corporation.                      Kansas                   100%
(Holding Company)

Security Benefit Life Insurance Company            Kansas                   100%
(Stock Life Insurance Company)

se(2), inc. (Financial Services)                   Kansas                   100%

Security Management Company, LLC                   Kansas                   100%
(Investment Adviser)

Security Distributors, Inc. (Broker/Dealer,        Kansas                   100%
Principal Underwriter of Mutual Funds)

Security Benefit Academy, Inc.                     Kansas                   100%
(Daycare Company)

Security Financial Resources, Inc.                 Kansas                   100%
(Financial Services)

Security Financial Resources                      Delaware                   81%
Collective Investments, LLC
(Private Fund)

First Security Benefit Life Insurance             New York                  100%
and Annuity Company of New York
(Stock Life Insurance Company)

Brecek & Young Advisors, Inc.                    California                 100%

Brecek & Young Financial                           Montana                  100%
Services Group of Montana, Inc.

Brecek & Young Financial                           Nevada                   100%
Services Group of Nevada, Inc.

Brecek & Young Financial Group                      Texas                   100%
Insurance Agency of Texas, Inc.

            SBL is also the depositor of the following separate accounts: SBL Variable Annuity Accounts I, III, and IV, SBL Variable Life Insurance Account Varilife, Security Varilife Separate Account, SBL Variable Annuity Account VIII (Variflex LS), SBL Variable Annuity Account VIII (Variflex Signature), SBL Variable Annuity Account VIII (Extra Credit), SBL Variable Annuity Account XI, SBL Variable Annuity Account XIV, Variflex Separate Account, SBL Variable Annuity Account XVII (ClassicStrategies), SBL Variable Annuity Account XVII (ThirdFed Variable Annuity), T. Rowe Price Variable Annuity Account, and Parkstone Variable Annuity Separate Account.

            Through the above-referenced separate accounts, SBL might be deemed to control the open-end management investment companies listed below. As of December 18, 2004, the approximate percentage of ownership by the separate accounts for each company was as follows:

Security Large Cap Value Fund..............................       28.26%
SBL Fund...................................................       100.0%

Item 27.    Number of Contractowners

            As of July 1, 2005, there were 0 owners of the Qualified Contracts and 0 owners of the Non-Qualified Contracts offered pursuant to this Registration Statement.

Item 28.    Indemnification

            The bylaws of Security Benefit Life Insurance Company provide that the Company shall, to the extent authorized by the laws of the State of Kansas, indemnify officers and directors for certain liabilities threatened or incurred in connection with such person's capacity as director or officer.

            The Articles of Incorporation include the following provision:

                  (a) No director of the Corporation shall be liable to the
               Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, provided that nothing contained in this Article shall eliminate or limit the liability of a director (a) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under the provisions of K.S.A. 17-6424 and amendments thereto, or (d) for any transaction from which the director derived an improper personal benefit. If the General Corporation Code of the State of Kansas is amended after the filing of these Articles of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Code of the State of Kansas, as so amended.

                  (b) Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

            Insofar as indemnification for a liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.    Principal Underwriter

            (a) Security Distributors, Inc. ("SDI"), an affiliate of SBL, acts as distributor of the Contract issued under SBL Variable Annuity Account XVII. SDI also acts as distributor for variable annuity contracts issued under SBL Variable Annuity Accounts I, III, and IV, SBL Variable Life Insurance Account Varilife, Security Varilife Separate Account, SBL Variable Annuity Account VIII (Variflex LS, Variflex Signature, and Extra Credit), Variable Annuity Account XI, Variable Annuity Account XIV (AdvisorDesigns, AdvanceDesigns, SecureDesigns, NEA Value Builder Variable Annuity, AEA Value Builder Variable Annuity and Security Benefit Advisor Variable Annuity) and Parkstone Variable Annuity Separate Account. SDI acts as distributor for variable annuity contracts issued by First Security Benefit Life Insurance and Annuity Company of New York ("FSBL") issued under FSBL's Variable Annuity Account A and Variable Annuity Account B. SDI also acts as principal underwriter for the following management investment companies for which Security Management Company, LLC, an affiliate of SBL, acts as investment adviser: Security Equity Fund, Security Income Fund, Security Large Cap Value Fund, Security Municipal Bond Fund, SBL Fund and Security Mid Cap Growth Fund.

(b)  Name and Principal                    Position and Offices
     Business Address*                       with Underwriter
     ------------------                    ------------------
     Gregory J. Garvin                     President and Director
     Michael G. Odlum                      Director
     Tamara L. Brownfield                  Treasurer
     Amy J. Lee                            Secretary
     Brenda M. Harwood                     Vice President and Director
     Frank D. Memmo                        Director
     Richard J. Wells                      Director

*One Security Benefit Place, Topeka, Kansas 66636-0001

            (c)   Not applicable.

Item 30.    Location of Accounts and Records

            All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder are maintained by SBL at its administrative offices--One Security Benefit Place, Topeka, Kansas 66636-0001.

Item 31.    Management Services

            All management contracts are discussed in Part A or Part B.

Item 32.    Undertakings

            (a) Registrant undertakes that it will file a post-effective amendment to this Registration Statement as frequently as necessary to ensure that the audited financial statements in the Registration Statement are never more than sixteen (16) months old for so long as payments under the Variable Annuity contracts may be accepted.

            (b) Registrant undertakes that it will include as part of the Variable Annuity contract application a space that an applicant can check to request a Statement of Additional Information.

            (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to SBL at the address or phone number listed in the prospectus.

            (d) Depositor represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor.

            (e) SBL, sponsor of the unit investment trust, SBL Variable Annuity Account XVII, hereby represents that it is relying upon American Council of Life Insurance, SEC No-Action Letter, [1988-1989 Transfer Binder] Fed. Sec. L. Rep. (CCH) P 78,904 (Nov. 28, 1988), and that it has complied with the provisions of paragraphs (1)-(4) of such no-action letter which are incorporated herein by reference.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Topeka, State of Kansas on this 18th day of July 2005.

SIGNATURES AND TITLES

J. Michael Keefer,                     Security Benefit Life Insurance Company -
Senior Vice President,                 SBL Variable Annuity Account XVII
General Counsel,                       (The Registrant)
Secretary and Director*

                                   By:  /s/ KRIS A. ROBBINS
                                        ----------------------------------------
                                        Kris A. Robbins, President, Chief
                                        Executive Officer and Director*

Thomas A. Swank,
Senior Vice President,
Chief Financial Officer*,
Treasurer and Director*

                                   *By: /s/ AMY J. LEE
                                        ----------------------------------------
                                        Amy J. Lee
                                        Attorney-in-Fact

Malcolm E. Robinson,                    Security Benefit Life Insurance Company
Senior Vice President                   (The Depositor)
and Director*

                                   By:  /s/ KRIS A. ROBBINS
                                        ----------------------------------------
                                        Kris A. Robbins, President, Chief
                                        Executive Officer and Director*

                                   Date:  July 18,  2005

                                  EXHIBIT INDEX

(1)   None

(2)   None

(3)   (a)   None
      (b)   None

(4)   (a)   Individual Contract (Form V6030 (7-05))
      (b)   Individual Contract (Form V6030 FL (7-05))
      (c)   Individual Contract - Unisex (Form V6030 (7-05)U)
      (d)   Individual Contract - Unisex (Form V6030 FL (7-05)U)
      (e)   Five-Year Guaranteed Minimum Accumulation Benefit Rider (Form V6097
            (7-05)
      (f)   Ten-Year Guaranteed Minimum Accumulation Benefit Rider (From V6098
            (7-05))
      (g)   None
      (h)   None
      (i)   None
      (j)   None

(5)   Application (Form V9502 (7-05))

(6)   (a)   None
      (b)   None

(7)   None

(8)   (a)   Participation Agreement - MFS VIT
      (b)   None
      (c)   Participation Agreement - Morgan Stanley/Van Kampen
      (d)   None

(9)   Opinion of Counsel

(10)  Consent of Independent Registered Public Accounting Firm

(11)  None

(12)  None

(13)  None